Origin energy

13 June 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

ISSUER: ORIGIN ENERGY LIMITED
FILE NO: 082-34934

In accordance with the exemption issued pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed copies of all documents made public in Australia or furnished to the Company's shareholders for the period 3 April 2006 to 9 June 2006. This includes documents that Origin Energy Limited:

(1) makes or is required to make public pursuant to the Corporations Law of Australia;
(2) distributes or is required to distribute to the holders of its securities; and
(3) files or is required to file with the Australian Stock Exchange ("ASX") or the Australian Securities and Investments Commission ("ASIC").

If you require any further information please do not hesitate to contact me.

Yours faithfully

Sue Henry
Company Secretarial Services Manager

02-8345 5441 - sue.henry@originenergy.com.au

dlw 6/22

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au

082-34934

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/06/2006

TIME: 15:41:07

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Weekly Drilling Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	8 June 2006
From	Bill Hundy	Pages	2
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non-operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

ASX Release

8 June 2006

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries.

Emu Apple 1

Well type:	Oil Exploration Well
Location:	Surat Basin, Queensland (ATP 470P) Approximately 20 kilometres north west of the Riverslea Oil Field Latitude: 27° 12' 30.50" S Longitude: 148° 35' 52.46" E
Initial Interests:	Angari Pty Ltd* 67.50% Origin Energy CSG Ltd* 22.50% Santos QNT Pty Ltd 10.00% *a wholly owned subsidiary of Origin Energy Limited
Objective:	Primary target: Boxvale Sandstone Secondary targets: Basal Evergreen; Moolayember Formation Proposed total depth: 1,503 metres (RT)
Progress and Status:	Commenced drilling on 5 June 2006 with the Century 7 drilling rig. Drilled 311 millimetre (12-1/4 inch) hole to 243 metres. Set 244 millimetre (9-5/8 inch) surface casing at 240 metres. Drilled 216 millimetre (8-1/2 inch) hole to 839 metres. At 08:00 EST the operations at the well were drilling ahead in the Gubberamunda Sandstone. Progress for the week was 839 metres.

For further information contact:
Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

RECEIVED

2006 JUN 22 P 1:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/06/2006

TIME: 10:44:46

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Cancellation of June Treasury Stock

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	8 June 2006
From	Bill Hundy	Pages	2
Subject	**CONTACT ENERGY - JUNE TREASURY STOCK CANCELLATION**		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

CONTACT

8 June 2006

Cancellation of Contact Energy Treasury Stock

Contact Energy's Board of Directors has resolved to cancel the shares that the Company holds in itself as treasury stock.

Contact held 27,316,018 shares as treasury stock. This represented 4.52% of Contact's issued share capital. The shares were non-voting, and were typically excluded when quoting shareholders interests.

The shares were originally purchased as part of the Company's share buyback programme that was announced on 27 March 2000. The buyback programme ceased on 29 March 2001.

The rationale for the repurchase in 2000 was that the market price did not reflect the company's own valuation of its shares and the investment was the best use of the company's funds at that time.

"There is no compelling reason to continue to retain the non-voting treasury stock " said David Baldwin, Chief Executive.

Cancellation of the shares was not assessed as having any taxation implications.

Following the cancellation, the total number of shares in Contact is 576,633,982.

Ends

For further information

Pattrick Smellie
Corporate Communications Manager
(04) 462 1189
(021) 588 203
Email: pattrick.smellie@contact-energy.co.nz

082-34934

Origin energy

RECEIVED

2006 JUN 22 P 1:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	7 June 2006
From	Bill Hundy	Pages	115
Subject	**PRESENTATIONS**		

Attached for your information are presentations to be made by senior management of Origin Energy to a briefing of institutional investors being held in Sydney today.

A copy of the presentations can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

Australian Operations - the value of integration

Karen Moses
Chief Operating Officer, Australia
June 2006

Disclaimer

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.

Origin energy

The competitive advantages of Origin's Australian Operations were identified and strategies adopted to enhance them......

- •Gas focussed
- •Market driven - first mover advantage
- •Local geoscience/operational expertise


Exploration & Production
Gas
Dual fuel retailing
Generation
Electricity

- •Scale
- •Dual fuel capability
- •Supply, risk management, & market development

- •Expertise in cogeneration / gas fired power
- •Peaking plants provide natural hedges to retail electricity position
- •Backward integration into fuel monetises gas and provides low base-load cash costs

.... with emphasis on detailed market analysis, risk management, natural business synergies and disciplined investment decision making

Origin energy

Overview of Australian Operations

Exploration & Production
- Over 1900 PJe reserves
  Market-focussed portfolio
  - Cooper Basin
  - Otway Basin
  - Bass Basin
  - Coal seam gas





Retail
Over 2 million customers in Australia, with LPG customers in Australia, New Zealand and the Pacific
No. of customers
Electricity - 900,000
Natural Gas - 900,000
LPG - 290,000

Origin Energy owns, develops and procures energy and related products and services to provide customers with better choices to meet their energy needs.



Generation
Interests in gross installed capacity of 870 MW
- Cogeneration
- Open-cycle gas turbines



Networks
- Asset Management services
- Envestra investment - 17% interest
- SEA Gas pipeline - 1/3 interest

Origin energy

The Australian Operations group is focussed on core operational capabilities ...





Eastern Australian gas demand
Origin Energy estimates 2005
Year ending June 30





Origin

- Retail sales provide revenue certainty
- Assets provide cost certainty









... and best opportunities to manage risk and to capture and increase value across the business

Origin energy

Australian Operations is structured with clear accountabilities and defined linkages

An integrated energy business..........


LPG (supply, shipping, distribution and sales)
Oil & Gas Production
Generation Operations
Make it
Asset Management (OEAM)
Move it
Energy Risk Management
Buy it
Trade it
Corporate & Business Customers
Sales and Marketing
Sell it
Customer Transaction Services
Pay for it, bill it, collect it

energy

Outline

- Oil & Gas Production
- Generation Operations
- Retail Mass Market
- Asset Management
- Risk Management

Origin energy

Oil & Gas Production



Spring Gully



Lang Lang

Origin energy

Origin has a diverse portfolio and operates more onshore gas plants in Australia than any other player


Bonaparte Basin
Darwin
Northern Territory
Queensland
Western Australia
Cooper-Eromanga Basins
Surat-Bowen Basins
Brisbane
Perth Basin
Perth
South Australia
New South Wales
Adelaide
Sydney
Victoria
Melbourne
Otway/Bass Basins
Tasmania
Hobart

Origin energy

Origin has a mix of mature assets and development projects fuelling growth



Maturity →
Cooper
Surat, Denison
Peat
Beharra Springs
Katnook
Declining oil
Hovea
Jingemia
Tarantula
Xyris
Fairview
Spring Gully
Nil liquids CSG
Big, liquids rich
Offshore gas
BassGas
Kupe
Thylacine/
Geographe
Walloons
Exploration:
Australia (Aragorn)
NZ
Kenya
India
Halladale &
Blackwatch?
Vic Storage
Time →
Production start

Origin energy

Production from the Cooper Basin has dominated sales and WA oil has enhanced short term earnings...

Area/Basin	Region	2005	2004
Cooper	SA / Qld	41.9	42.6
Denison	Qld	6.7	7.6
Surat	Qld	6.6	5.2
Coal Seam Gas	Qld	9.8	9.3
Katnook/Ladbroke Grove	SA / Vic	6.4	6.0
Perth Basin gas	WA	2.3	2.2
Perth Basin oil	WA	9.2	7.2
Tubridgi	WA	3.6	4.9
Total sales volume		**86.5**	**85.0**
Total production volume		**83.4**	**81.2**

...with the BassGas, Thylacine/Geographe and CSG developments coming on line to replace declining Cooper & Perth Basin production

Origin energy

082-34934

Reserves are well placed to access the market

	Sales gas & ethane PJ	LPG Kt	Condensate Kbbl	Crude oil Kbbl	Total PJe
2P at 30 June 2004	1,972	1,610	21,586	8,876	2,220
Additions and revisions	80	116	(723)	120	83
Production	(66)	(59)	(597)	(2,004)	(83)
2P at 30 June 2005	1,986	1,667	20,266	6,992	2,220
% of reserves	89%	4%	5%	2%	100%
By Basin/Asset					
Cooper/Eromanga	246	415	3,371	2,499	299
Western Australia	19	-	35	4,110	43
Central Queensland	107	76	580	75	114
Otway/Bass	388	863	8,928	308	481
Coal seam gas	1,086	-	-	-	1,086
New Zealand	140	313	7,352	-	197

With 89% of reserves being gas and a reserves to production ratio of over 25 years

Origin energy

While the initial focus of petroleum exploration in Australia has been on finding oil, explorers have overwhelmingly found gas......



Estimated recoverable hydrocarbon resources discovered to 1 January 2003*
Condensate & LPG
Natural Gas
Crude Oil
Petajoules equivalent (PJE)
240,000
180,000
120,000
60,000
-
Million barrels of oil equivalent (MBOE)
40,000
30,000
20,000
10,000
0
Crude Oil
Natural Gas, Condensate & LPG

......with the resulting issue - how do you find or create markets for this gas?

Source: Geoscience Australia

Origin's supply / demand analysis for eastern Australia in 2001 showed large uncontracted demand creating perceived shortfall in local supply.......



Eastern Australian gas demand
Origin Energy estimates 2001
Uncontracted
Total Contracted
Total Deamnd
Eastern Australian gas demand (PJ)
1000
900
800
700
600
500
400
300
200
100
0
2002
2004
2006
2008
2010
2012
2014
Year ending June 30



Eastern Australian gas demand
Origin Energy estimates 2005
Eastern Australian gas demand (PJ)
1000
900
800
700
600
500
400
300
200
100
0
2002
2004
2006
2008
2010
2012
2014
Year ending June 30

...... but since 2001 over 4,000 PJ of gas supply contracts# from eastern Australian basins have filled this shortfall

Source: Various public announcements and Origin Energy Modelling

Origin demand excludes gas used in production and ethane contracts

Origin energy

An increase in gas focused exploration and development has seen the upstream industry commit over $3 billion to new developments...

- Patricia/Baleen (producing)
- Bream gas-cap development (producing)
- Minerva (producing)
- Casino (proposed)
- CSG fields in the north Bowen, central Bowen and Sydney Basins (various stages of development)
- BassGas (commissioning)
- Thylacine/Geographe (under construction)



BassGas (Yolla) *platform pictured* from the flare boom during installation

... adding over 200 PJ/a of supply capacity to eastern Australian markets

Source: various industry publications.

Origin energy

Origin's strategy of looking for gas where it is easy to market, rather than easy to find, has resulted in significant growth in reserves and new contracts ...

Origin Energy
Proved and Probable (2P) Reserves


2P reserves
Proved and Probable Reserves (PJe)
2500
2000
1500
1000
500
0
Jun 00
Jun 01
Jun 02
Jun-03
Jun-04
Jul-04

Origin Energy
Exploration and Production Gas Contracts (by buyer)


Contracted to 3rd party
Contracted to Origin
PJ of gas contracted
1200
1000
800
600
400
200
0
2000
2005

...with significant capital expenditure committed to major projects to convert these reserves into production and earnings growth in the next few years

Origin energy

Investment in Coal Seam Gas adds to near term growth....



Legend
Sales Gas Pipeline
Raw Gas Pipeline
Basin outline
Swap Point
Moomba Gas Hub
Ballera
Cooper Basin
Bowen Basin
Swap Point
Origin Gas
Gladstone
Roma
Brisbane
Sydney
Adelaide
Melbourne
Otway Basin
Bass Basin
Gippsland Basin

- Initial CSG contracts underpinned by conventional resources and contracts
- Spring Gully Development is underpinned by gas sale to AGL
- Knowledge of market and portfolio of reserves and contracts led to gas being delivered via “Swap” with Cooper Basin producers
- Large booked reserves allows for long term contracting. However, CSG is treated as marginal Origin production, with ability to bring forward liquids rich, lower cost reserves

...and provides development flexibility across the Origin portfolio

Origin energy

The Spring Gully CSG development continues to outperform expectations, with further expansion now approved......






Queensland
Bowen Basin
Denison Trough
Surat Basin
Coral Sea
Brisbane
NSW
LEGEND

- Spring Gully production is now in excess of 35 TJ/d, with higher gas rates and lower water rates than expected
- Approval of Stage 3 & 4 will take production potential to over 85 TJ/d (equivalent to over 30 PJ per annum)
- This brings Origin's investment in the Fairview / Spring Gully area to around $500 million (with the last tranche of capacity added at a capital cost of around $8 million per PJ of annual deliverability)
- Acquired 42% interest in the Argyle Coal Seam Gas Project with net 2P reserves of 117 PJ in February 2006 (adjacent to Origin's Talinga pilot project)

.....and CSG now providing over 30% of Origin's gas production

Origin energy

Privatisation in Victoria opened the market to bring forward new opportunities.....


Victoria
SEA Gas Pipeline
Potential Power Station
Mortlake
Melbourne
Geelong
Lang Lang
Portland
Port Campbell
Sth West Pipeline
Minerva
Casino
Otway
Basin
Thylacine
BassGas Pipeline
Yolla
Bass
Basin
Strait
Tasmania
0
75
Kilometres
LEGEND
Origin permit
Future gas pipeline
Gas pipeline
Production facility
Proposed production facility

- Origin's retail and contract position in Victoria allowed BassGas and Thylacine/ Geographe to proceed ahead of other projects
- SEAGas pipeline provided option to deliver Thylacine/sales in both SA and Victoria
- Retail position supported purchase of onshore Otway gas fields from Santos for both modest remaining gas reserves and storage potential
- Potential development of a CCGT at Mortlake will provide further integration benefits

...with additional opportunities post expiry of the Esso/BHP Gippsland contracts in 2008/9

Origin energy

Development of the BassGas project is approaching completion with gas now flowing into the market...



BassGas Project (42.5%)

- Commissioning and defect rectification work nearing completion.
- Raw gas was re-introduced into the offshore facilities in late April
- Gas introduced into the onshore plant in May - first gas sales recorded
- Liquids sales to commence in June

...adding further diversity to Origin Energy's gas supply portfolio

Origin energy

... Using the flexibility of this portfolio allows investment opportunities to be captured at the right time

Ownership of rights to 2P gas reserves addressing eastern Australian gs markets



Contracted from Others
Contracted from OE Upstream
Uncontracted Reserves
% Share
25%
20%
15%
10%
5%
0%
AGL Retail
ORIGIN (Total)
TXU Retail
Direct Sales
Other Producers
Power Gen
Esso
BHPP
Santos
Woodside
ENERGEX Retail

Source: Public announcements and Origin Energy estimates

Electricity Generation


Origin
No.2

Quarantine power station

Origin energy

Generation Assets have been developed opportunistically to capture supply constraint benefits or supported by third party contracts


Map key
Conventional natural gas
Coal seam gas
LPG seaboard terminal
Peaking power plant
Cogeneration plant
Bonaparte Basin
Darwin
Carnarvon Basin
Perth Basin
Perth
Worsley
Cairns
Townsville
Mount Stuart
Gladstone
Surat-Bowen Basin
Roma
BP Bulwer Island
Brisbane
Cooper- Eromanga Basin
Quarantine
Adelaide
Osborne
SEA Gas Pipeline
Ladbroke Grove
Otway Basin
Melbourne
BassGas Pipeline
Bass Basin
Devonport
Hobart
Sydney
Canberra

gin energy

Generation plants are either externally or internally contracted, focussing Generation group on plant availability and operational integrity

Major Origin Power Plants	Origin Int. %	Capacity MW	Type	Operation	Availability	Contracting Party
Worsley	50	120	Cogen	Base	97%	Western Power & Worsley
Bulwer Is.	50	32	Cogen	Base	95%	BP
Osborne	50	180	Cogen	Base	83%	NRG Flinders & Penrice
Mt Stuart	100	288	OCGT	Peak	97%	Enertrade
Quarantine	100	96	OCGT	Peak	91%	Origin Retail
Ladbroke	100	80	OCGT	Base/ Int	73%	Origin Retail
Roma	100	74	OCGT	Peak	90%	Origin Retail

Note: Performance for year ended June 30 2005.
Excludes OneSteel plant subsequently sold

Origin energy

In the absence of new build over the next 5-10 years the NEM will move in to a period of supply/demand tightness not seen since the 1970s



NEM Supply and Demand
MW Installed Capacity
60,000
50,000
40,000
30,000
20,000
10,000
-
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
Existing Supply
Tas to Vic
Kogan Creek
1 in 2 Max Demand With Diversity
SNOWY GT
WAMBO
1 in 10 Max Demand with Diversity
Last Yr

- Major coal fired capacity investments during the 70s and 80s took the NEM reserve margin to 40-50%
- Continued incremental investment to meet SA and Qld demand growth maintained 20-30% margins through the 90s
- NEM also drove improved operating practices and plant reliability
- Price spikes in 2001 brought forward additional peaking capacity in SA and Qld

Integrated incumbents will be best placed to secure growth opportunities

Origin energy

The forward curve for electricity is rising but does not yet signal that new generation capacity is required

Victorian spot market and contract market electricity prices



$/MWh
$70
$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Jun 00
Aug 00
Nov 00
Feb 01
May 01
Aug 01
Nov 01
Feb 02
May 02
Aug 02
Nov 02
Feb 03
May 03
Aug 03
Nov 03
Feb 04
May 04
Aug 04
Nov 04
Feb 05
May 05
Aug 05
Nov 05
Jan 06
FY06/07 FY07/08 FY08/09 FY09/10
New entrant costs
ICAP FPC as at 30/06/05
ICAP FPC as at 22/05/06
Monthly Average Spot Price
1 Year Forward Price Curve
FPC end Jun 05
Rolling 365 day Average Spot Price

Origin energy

Origin believes it is most likely that integrated players will drive the next round of investment in generation.........


Victorian monthly average pool prices and retail tariffs
$/MWh
150
125
100
75
50
25
0
Retailer risk - squeezed margins
Generator risk - low pool prices
Internalising risk reduction provides potential value capture for integrated players
Jun-00
Oct-00
Feb-01
Jun-01
Oct-01
Feb-02
Jun-02
Oct-02
Feb-03
Jun-03
Oct-03
Feb-04
Jun-04
Oct-04
Feb-05
Monthly Average Spot Price
Representative Retail Electricity Tariff

.....because a merchant generator or a pure retailer exposed to the pool price has a higher-risk position

Origin energy

 Source: Electricity market data

082-34934

The requirement for new generation has been recognised by the market with announcements of 5000 + MW of capacity to be built in the period 2005->10 ...

generation projects under construction or in advanced planning stages



Capacity (MW)
2,500
2,000
1,500
1,000
500
-
Projects under construction are shown in solid colour
Campbelltown
Wagga Wagga
Tomago
Tallawarra
Townsville
Spring Gully
Braemar
New Wind
Mortlake
Basslink
Laverton
Mt Bogong
New Wind
Loy Yang Upgrade
NSW
Qld
SA
Vic

... all of the new build is Wind and Peaking Gas with the exception of Kogan Creek, Basslink and Origin's Mortlake & Spring Gully projects

Origin energy

Ladbroke Grove Generation is a good demonstration of how integration works



Ladbroke Grove

- Ladbroke Grove gas resource unsuited to retail sales
- Generation allows gas to be monetised
- Low cash cost of total investment allows plant to operate baseload
- Retail electricity sales provides revenue certainty
- With decline in gas reserves plant connected to SeaGas

Origin energy

082-34934

Origin has a competitive electricity supply - primarily medium term wholesale contracts



Energy Demand
Peak Demand
Annual Demand and Generation dispatched (Twh)
30
25
20
15
10
5
0
Peak Demand and Installed Capacity (MW)
4,000
3,000
2,000
1,000
0
Origin Generation
Origin Retail Load

- Owned generation has been developed but only covers less than 10% of retail sales supply requirements
- The market in Australia is sufficiently liquid to support this position
- Energy demand (TWh) is typically covered by swaps. Energy capacity requirements to meet summer extreme peak is typically covered by caps

Compiling a series of firm projects and development options provide a flexible response to competitive sourcing and investment opportunities

Origin energy

A large number of 'uncoordinated' carbon based regimes currently exist across the industry with no single nor long term regime clear at this time ...

REC	national scheme in place until 2021
GPR	national scheme
NGAC	NSW scheme with extension announced from 2012 to 2020
GEC	Qld scheme in place until 2020
LETEF	national scheme to support development of low emission technology
Vic MRET	Vic scheme currently under consideration

... however it is most likely that some form of carbon cost will emerge in Australia which will benefit lower carbon intensity fuels

Origin energy

Importance of valuing carbon

- Market should bring forward least cost investment in new capacity
- Least cost needs to be assessed in light of potential constraint on emissions of greenhouse gases
- A modest cost of carbon can make gas-fired more competitive than coal for base-load
- Investors in existing *or* new technology are hampered by lack of clear policy framework on greenhouse



Comparative New Entry Costs
$/MWh
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Conv Coal
Gas
Brown Coal
GHG 20
GHG 15
GHG 10
GHG 5
Variable
Fixed

Origin energy

Retail

Mass Market



origin shop
origin shop

Origin energy

Post privatisation, scale economies and dual fuel drove the first round of consolidation

Eastern Australia
Market share of customers: 1998


Origin
Energy
4%

Eastern Australia
Market share of customers: 2004


Origin
Energy
16%

- Origin Energy
- NSW Government
- Vic Government
- Private Companies
- Qld Government
- Other

Source: 1998 Data various public sources/ Origin Energy estimates

Source: 2004 Data - UBS Australian Utilities Structure 2005

Origin energy

Origin's retail position is concentrated in South East Australia

6 months July to December 2005

Product information and % change from Dec 04	Natural Gas	Electricity	LPG
Revenue (A$m)	460 (+1%)	843 (-3%)	277 (+9%)
Gross margin (A$m)	85 (+9%)	139 (-9%)	73 (-1%)
Sales (PJ)	62 (+1%)	-	-
Sales (TWh)	-	7.8 (-5%)	-
LPG (Ktonnes)	-	-	267 (+1%)
Total sales (PJe)	62 (+1%)	28 (-5%)	13 (+1%)
Customers ('000)	904 (-2%)	909 (+6%)	290 (+2%)

With LPG spread across Australia, New Zealand and the Pacific

Origin energy

082-34934

Integration of gas and electricity has occurred. Retail and generation integration is increasing



3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
Gas
Electricity
Government Owned
AGL
Origin Energy
CLP
EnergyAustralia
Energex
Integral Energy
Country Energy
Ergon Energy
Aurora Energy
Actew AGL (50% AGL)

* Generation capability

Government owned entities are primarily electricity retailers only

Origin energy

Levels of churn reflect the underlying market structures and available gross margin....



Mass Market Churn: Completed & Pending
% Churn: Monthly data annualised
60%
55%
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
VIC Elec
Vic Gas
NSW Elec
NSW Gas
SA Elec
SA Gas
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05

- Initial low levels of churn reflect low available margin
- Increased margins in Vic and SA has led to NSW and QLD players to entering the market
- Structural barriers in NSW & QLD has limited churn in these states
- Generators are seeking a retail position

...and presents both challenges and opportunities

Origin energy

The extent of customer contracting means acquisition will require more sophisticated targeting and value propositions...


Open to Switching
Retained & Contracted
Switched & Contracted
Will not Switch

... requiring enhanced system functionality and a competitive cost base

Despite high levels of churn, with focus on customer segmentation and operating costs, margins have been sustained...


Retail Gross Margin ($) and EBIT Margin (%)
Product Gross Margin ($ million) (bars)
EBIT Margin (%) (line)
600
500
400
300
200
100
0
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2000
2001
2002
2003
2004
2005
Natural Gas
Electricity
LPG
EBIT Margin

...with value of having a diversified product and geographic spread providing greater stability

Origin has moved to improve systems and processes and thereby significantly reduce its cost to serve ....

Outsourcing not an option right now

[redacted]

What is Origin Energy's path forward?

'Big bang' is too risky

[redacted]

Doing nothing is not an option

[redacted]

In-House evolution ***is the preferred path*** forward

[redacted]

Source: Team analysis

....and increasing focus on volume, margin and targeting valuable customers

- **Detailed market understanding**
  - through data analysis, segmentation and product development, focussing on high volume / high margin customers
- **Be competition enabled in all markets**
  - ensure that we are able to compete when, where and how we need to in order to respond to the market (both fuels, all markets)
- **Contract existing customers**
  - focus on cross-selling to existing single fuel base
- **Induce customer stickiness**
  - through rebates and incentives that must be "earned"
- **Marketing innovation**
  - provide product choices, develop partner and channel alliances, and create communications messages that deliver increased value to customers
- **Direct Sales Channels**
  - maximise effectiveness and minimise average cost of direct sales channels and maximise exploitation of customer lifecycle "break" events

Origin energy

Response to Greenhouse concerns is creating new opportunities

Major EU Socially Responsible Investment Funds



Number of SRI Funds, cumulated in the period 1980 to 2003
(on 30 June 2003)
4
20
54
159
280
313
1980-4
1985-9
1990-4
1995-9
2000-1
2002-3

Investment in Renewable Generation - World ($b)



$20
$15
$10
$5
$0
1997
1998
1999
2000
2001
2002
2003

Solar PV Exports - World



Megawatts
800
700
600
500
400
300
200
100
0
1971
1976
1981
1986
1991
1996
2001
2006

Origin Energy Green Power sales



Origin Energy Green Power Customers
2000 - Mar 2006
Billing
Customers
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
2000
2001
2002
2003
2004
2005
2006

Origin energy

082-34934

… and there is ability to differentiate products



Origin energy

082-34934

"Green" positioning now a core Origin product and complements our asset positioning



YOU ARE INVITED
Origin

Western Victoria Cup electronic invitation



Together
Origin

Green Power lead generation postcards



Thank you
We want to thank you for choosing to make a difference to the future of our environment.
Origin

GreenEarth residential 'thank you' direct mail



Banksia Environmental Foundation Awards
Origin

Corporate & Business Customer Banksia brochure

Origin energy

Networks



BURIED GAS MAIN BELOW

Origin energy

Networks Key Indicators

	2005
Total Sales Revenue	$159m
EBITDA	$30m
EBIT	$28m
Capex	$1m

Networks Under Management	
Natural gas	20,002 km
Water	3,448 km

Origin energy

The SESA Pipeline shows Origin's ability to respond to operational issues and get projects online

	2004		2005		
	3Q	4Q	1Q	2Q	3Q
Approval and Engineering					
Construction					
Operation					



SOUTH AUSTRALIA
VICTORIA
NARACOORTE
PENOLA
SESA PIPELINE
MOUNT GAMBIER
SESA Pipeline



Origin energy

Key management systems support management and control of risk



Corporate Governance
Annual Report
Sustainability Report
Continuous Disclosure
Strategic Risk Review
Accounting & Financial Management
Delegation of Authority
Commodity Risk Management
Performance Review & Remuneration
Health, Safety & Environment

Disclosure & Reporting

Compliance & Control

A Project Management System complements existing controls

Origin energy

Opportunities from the integrated business are not without risk. Our risk management framework requires

- Maintaining a strong focus on risk in relation to the operation and management of all Origin businesses
- Using a formal risk assessment process to identify and classify risk
- Assigning and communicating accountabilities and responsibilities
- Ongoing development and training ensuring required competencies are maintained
- Communicating all relevant information to those needing such information
- Prioritising and implementing risk mitigation and improvement initiatives
- Auditing through adequate external and internal processes to assess compliance, providing a mechanism for corrective action and identifying improvements
- Measuring and reporting performance

Origin energy

082-34934

Operational Risk is managed under the Health Safety & Environment Management System


Our First Priority
Safety
Your First Priority

Operational Risk covers areas such as:

- Plant & Equipment Failure
- Exposing employees or contractors to potential harm
- Reliability / Availability
- Business Continuity and Disaster Recovery
- Systems integrity

Safety First - Our Priority, Your Priority has been adopted across Australian Operations

Origin energy

Commodity Risk is managed across the whole business within tightly controlled exposure limits



Eastern Australian gas demand
Origin Energy estimates 2005
Eastern Australian gas demand (PJ)
900
800
700
600
500
400
300
200
100
0
2002
2004
2006
2008
2010
2012
2014
Year ending June 30

Long Term

- Supply/Demand
- Market Structure
- Assets vs Contracts
- Price risk
- Volume risk



Instantaneous RPM:
40%
25252 / 35376
Current Dispatch:
14/06/2005 10:20
Realtime
Play Back
Play Forward
$ 17.28
6134 MW
$ 27.30
1547 MW
$ 18.48
9700 MW
$ 19.50
21 MW
$ 20.53
6553 MW
$ 68.00
1297 MW

Short term

- Within acceptable risk position
- Portfolio management combining all products
- Optimum product mix

... restricting short term risk while providing options for long term investments

Origin energy

There are many opportunities to improve performance

- Strengthen operational performance
- Upgrade operational capabilities
- Identify and implement operational synergies
- Capture the vale of vertical integration
- Enhance the customer experience
- Make the right choices at the right time - to explore, to produce, to contract, to acquire, to retain



Origin energy
Australian Operations -
the value of integration
Karen Moses
Chief Operating Officer, Australia
June 2006

Origin energy

Overview of Origin Energy Exploration

Rob Willink
Executive General Manager, Exploration

June 2006

Disclaimer

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.



Bonaparte Basin
Darwin
Northern Territory
Queensland
Western Australia
Cooper-Eromanga Basins
Surat-Bowen Basins
Brisbane
South Australia
Perth Basin
Perth
New South Wales
Sydney
Adelaide
Victoria
Melbourne
Otway/Bass Basins
Tasmania
Hobart
Conventional E & P
CSG
Auckland
Taranaki/Northland Basins
New Zealand
Wellington
Canterbury Basin

Origin Energy holds significant exploration interests in oil & gas prospective basins in Australia & New Zealand

These interests provide the company with a risk-balanced portfolio of exploration opportunities



Risk
High
Low
Low
High
Reward
Onshore Otway Basin
Offshore Otway Basin
Taranaki/ Northland Basin
Canterbury Basin
Surat Basin
Perth Basin
Cooper Basin & CSG
Few
Relative number of prospects & leads in current inventory
Many

....and many of these opportunities specifically target the discovery of gas for domestic markets

As operator, Origin has a proven track record in exploration success


2001
2002
2003
2004
2005
2006
Offshore Otway Basin
Thylacine
Geographe
Halladale
Black Watch
Onshore Perth Basin
Hovea
Jingemia
Tarantula
Offshore Bass Basin
Trefoil
Onshore Surat Basin
Horseshoe
Myall Creek
Ogilvie Creek

....and most of these discoveries are already, or will soon be on production, generating significant revenue

In its Onshore areas, 2005/06 saw Origin participate in the drilling of 35 wells, as well as in the acquisition of several seismic surveys, at a combined total cost of $45 million



Basin
2005/6
Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun
Perth
* EP 320/L11
* EP 413/L14
L1/L2
EP 368
Surat
* PL 71
* ATP 375P/PL 174
* ATP 470P
* PL Exploration
* ATP 754P
* ATP 647P
ATP 336P
* ATP 682P
Otway
* PEL 27
* PEP 154
* PRL 1
* PEL 32
PEP 160
Cooper
Denison
ATP 337P
ATP 553P
Tarantula-1ST
Jingemia-6/10,5
Evandra-1
Bartsia-1
Hakia-2
J'mia-9
Senecio-1
Kunzia-1 /BC1
Senecio-2
Bunjong-1
Wye Aeromag
NPB regional study
Apium 2D trial line
Russ 2D
Springy Creek 2D
N-7/P-7 underbalanced re-entries
MC-5 underbalanced re-entry
Ogilvie Ck-1
Braeburn-1
Ogilvie Ck-2
Ooline-1
Emu-Apple-1
Kyeen Ck-1
Merriwee-1
Westmar 2D
Ungabilla-1 CHT
Cowrie-1
Peterborough-1
Childers Cove-1
Wynn-2
Bugito-1
Windula-1
Merrimelia-56
Theta 1
Barrolka 9, 10
Yanda 16
Durham Downs 4
Python-1
Win Sth-1
Costa West-1
Approx. 22 Exploration/Appraisal wells unspecified
Greenmount-1
Yamala-2
Seismic Activity
Drilling Activity Exploration/Appraisal
Other
Gas discovery
Oil discovery
* Origin operated

Origin energy

In its Offshore areas, exploration endeavours in 2005/06 focussed on the acquisition of high resolution 2D & 3D seismic surveys to mature new prospects to drill in the future, at a cost of $14 million



Basin
2005/6
Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun
Otway
* VIC/P37(v)
* VIC/P41(v)
VIC/P43
T/30P
T/34P
Bonaparte
NT/RL1- WA6R
Bass
* T/18P
Perth
* WA 226P
Taranaki
PEP 38729
PEP 38485
PEP 38493 (Contact)
Canterbury
* PEP 38262
Northland
* PEP 38618
* PEP 38619
Thylacine Sth-1
Aragorn 3D
Shearwater 3D + 2D
Refraction Survey
Kora 3D
Moana 2D
2D
Carrack 2D
Seismic Activity
Drilling Activity Exploration/Appraisal
Gas discovery
* Origin operated

In addition, new areas in New Zealand were identified as potentially prospective for both oil & gas and applied for successfully


Origin
Northland Basin
Prospects & Leads
Granted In 2006
Tasman Sea
Auckland


Canterbury Basin
Christchurch
Granted In 2006
Prospects & Leads
Dunedin
Takapu Sub Basin
Clipper Sub Basin
Bounty Trough
South Pacific Ocean
Origin

The next 12 months will see Origin continue an active exploration program in its Onshore areas with wells targeting both oil & gas in all of its existing areas



Basin
2005/6
2006/7
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun
Perth
EP 320/L11
EP 413/L14
L1/L2
EP 368
Surat
ATP 375P/PL 174
ATP 470P
PL Exploration
ATP 754P
ATP 647P
ATP 336P
Otway
PEL 27
PRL 1
PEP 160
Cooper
Denison
ATP 337P
ATP 553P
Russ 2D
Beharra Springs-4
Redback-1 re-entry
Jingemia-8
Stockyard-1
Jingemia 11
Stockyard follow-up
NPB regional study
Apium 2D trial line
Hovea-12
Drakea-1
Cotula-1
Cassia-1
Senecio-3
Springy Creek 2D
WOs/fracture stimulations
Senecio, Corybas, Evandra, Apium, Centella
Yr 4 commitment well
Ogilvie Ck-1
Braeburn-1
Ogilvie Ck-2 testing
Gas App
Gas App
Kyeen Ck-1
Ogilvie Ck-2
Ooline-1
Oil Exp
Oil Exp/App
Merriwee-1
Emu-Apple-1
Oil App
Oil App
Gas Exp
Ungabilla-1 CHT
MC East-1 underbalanced re-entry
Pink Lady-1
Mahogany-1
Wynn-2 CHT
Glenaire-1
Barrolka 9, 10
Yanda 16
Durham Downs 4
Python-1
Lepard-1
Teegal-1
Lialis-1
Montague-1
Approx. 22 Exploration/Appraisal wells unspecified
33 Exploration/Appraisal wells unspecified
Possible Gas Exp
Chesney/Omeo area
Seismic Activity
Acquisition
Processing
Drilling Activity Exploration/Appraisal
Development
Contingent well
Other

Offshore, exploration wells are planned in the Otway Basin and New Zealand, both targeting gas to address domestic markets


Basin
2005/6
2006/7
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun
Otway
VIC/P37(v)
VIC/P41(v)
VIC/P43
T/30P
T/34P
Bonaparte
NT/RL1- WA6R
Bass
T/18P
Perth
WA 226P
Taranaki
PEP 38729
PEP 38485
PEP 38493 (Contact)
Canterbury
PEP 38262
Northland
PEP 38618
PEP 38619
Thylacine Sth-1
3D
Aragorn 3D
Aragorn 1
Refraction Survey
Moana 2D
Kora 3D
Carrack 2D
Caravel 2D
Akira 2D
Pantheon 2D & Nimitz 3D
Seismic Activity
Processing
Acquisition
Drilling Activity Exploration/Appraisal
Contingent well

In the long term, exploration is expected to be major value contributor to Origin through reserve additions & future production



Value Creation
High
Low
CSG
Cooper
Surat
Perth Basin
Bass Basin
Otway Basin
Taranaki Basin
Canterbury Basin
Northland Basin
? International
Enhancing existing core areas
Maturing emerging core areas
Identifying new core areas
2005
2010
Time

Origin energy

So what are the potential “high impact” opportunities in Origin’s current exploration inventory?

- *Aragorn* - Otway Basin…Australia
- *Kora* - Taranaki Basin…New Zealand
- *Carrack* - Canterbury Basin…New Zealand
- *Lamu Basin* …Offshore Kenya

Otway Basin - Aragorn prospect


Adelaide
Sydney
Victoria
Melbourne
Tasmania
Hobart
Upper amplitude anomaly
Lower amplitude anomaly
Top Waarre Max Amplitude map
Geographe
200m
500m
1000m
1500m
100m
15km
Thylacine
T/30P
T/34P
Aragorn Prospect
Aragorn 3D
1194 km² full-fold
Seismic line location

3D view of Aragorn prospect Late Cretaceous depth structure and seismic amplitude

Taranaki Basin - Kora prospect complex



Origin 33.33 %
Kora 3D Survey Area 700km²
PEP 38485
PEP 38487
PEP 38488
PEP 38491
Kora 2
Kora 3
Kora 4
Kora 1/1A
10km
Base Oligocene depth structure map
West
East
Kora 4
2
3
Kora 1
1.500
2.000
2.500
Base Pliocene
Top Volcanic Cone
Base Oligocene
AR88-113
Auckland
New Zealand
Wellington
Te Kumi 1
Awatea 1
Tangaroa 1
Ariki 1
Kora 4
Kora 2
Kora 3
Kora 1/1A
Base Pliocene
Kora 4
Kora 2
Kora 3
Kora 1/1A
Cross section
West
East
Volcano Crest Prospect
1000m
Miocene Turbidite Pinchout Play
2000m
Pliocene Turbidite Pinchout Play
3000m
Kora East Lead
Tangaroa
Sandstone
Kora West Prospect
4000m
5000m
3km

Canterbury Basin - Carrack lead



New
Zealand
Christchurch
Dunedin
Carrack Lead
Possible amplitude
anomalies
Galleon 1
Regional Seismic Section
1.000
2.000
3.000
4.000
Northwest
Southeast
Carrack 2D Seismic Survey
1231 km Acquired 2006
Galleon oil
& gas field
Carrack Lead
400 sq km
Christchurch
Dunedin
South Pacific
Ocean
250m
1000m



Offshore Kenya
Block L8 & L9
Turbidites
Tetere amplitude anomalies
Palaeocene clastics leads
Tertiary reefs
Shale wall
Mombasa base intrusives
Simba west carbonate bank
Late Cretaceous tembo brights
Highstand package
West Mbawa tilted fault blocks
L-6
L-8
L-9
Ungwana Bay
Marikebuni
Malindi
Kakoneni
Kilifi
Kaloleni
Mombasa
Ukunda
Lead Mbawa
Tetere
Reef 13
Prospects & leads after PanContinental, 2006
Indian Ocean
500m
1000m
0
20
Kilometres
Africa
West
East
Early Miocene
Near Base Palaeocene
Multiple Reservoir/Seals
Lead Mbawa
>1000MMbbl
West
East
High Amplitudes
Near Base Palaeocene
Lead Tetere >1TCF
West
East
Tertiary Reef
Lead Tertiary Reef 13
100-200MMbbl

Origin energy

Overview of Origin Energy Exploration

Rob Willink

Executive General Manager, Exploration

June 2006

Origin energy

Major Development Projects

Andrew Stock

Executive General Manager,

Major Development Projects

June 2006

Disclaimer

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.

Origin energy

Major Development Projects - sponsors and implements major capital projects supporting Origin's growth

- Deliver large capital projects:
  - Safely, environmentally & community aware
  - On time & on budget
  - Fit for purpose
- Identify and manage critical project risks
- Implement consistent delivery systems across major capital projects
- Grow portfolio & knowledge of low carbon emission technologies, opportunities & assets

Origin energy

A key objective of the group is to develop structured organisational capabilities…

- Building In-house Project Delivery Disciplines:
  - Gate process for structured project decision making
  - Project management skills
  - Project systems and infrastructure
  - Staffed with OE permanent personnel
- Develop a project management culture that meets project demands and is sustainable for staff and Origin

…which provides a number of challenges in the current environment of Overheated global/local O&G, Power & Projects markets

Origin energy

Origin operates a project management framework of development phases and decision "Gates"...


Phase 1
IDENTIFY
Phase 2
SELECT
Phase 3
DEFINE
Phase 4
EXECUTE
Phase 5
OPERATE
Commit to Evaluate Options
Commit to Project Definition
Final Investment Decision
Accept into Operation

Determine potential value of the opportunity & alignment with the business strategy	Generate and select the preferred opportunity alternative and optimise value	Finalise technical def'n, regulatory approvals, execution planning, control budget and funding	Deliver an operating asset, consistent with scope, quality, cost and schedule	Start-up, operate and evaluate asset performance


Identify and Maximise Value - Front End Loading
Value Preservation

Origin energy

Key Project milestones


Phase 1
IDENTIFY
Phase 2
SELECT
Phase 3
DEFINE
Phase 4
EXECUTE
Phase 5
OPERATE

- Spring Gully Stages 1 &2 (Phase 5)
- SESA Pipeline (Phase 5)
- Thylacine/Geographe (Phase 4-5)
  - Operated by Woodside
  - Operations expected to commence in second half 2006
- Kupe (Phase 4)
  - Final investment decision late June 2006
- Mortlake/Spring Gully (Phase 3-4)
  - Environmental approvals complete 3Q 06
  - Option to build available by end 2006

Origin energy

Key Project milestones (cont)

Phase 1 IDENTIFY → Phase 2 SELECT → Phase 3 DEFINE → Phase 4 EXECUTE → Phase 5 OPERATE

- Solar (Phase 3)
  - Certify 75W module Jul 06
  - Progress to ~150 kW commercial product
  - Secure international partner and establish working relationships
- Victorian Gas Storage (Phase 3)
  - Being investigated for onshore Otway Basin fields close to Otway Gas Project landfall
- Talinga CSG (Phase 2)
  - Commence 18 month development & permitting
- Cogeneration projects being investigated (Phase 1-3)

Origin energy

The Spring Gully CSG Project was commissioned through mid 2005 and will be reviewed tomorrow


Queensland
Bowen Basin
Emerald
Rolleston
Denison Trough
Yellowbank
Fairview
Spring Gully
Peat
Roma
Kincora
Surat Basin
Tallinga
Rockhampton
Gladstone
Bundaberg
Coral
Sea
0
80
Kilometres
LEGEND
Origin permit
Origin CSG permit
Gas pipeline Origin interest
Potential gas pipeline Origin interest
Pipeline
Production facility
Proposed production facility
Toowoomba
Brisbane
Tweed Heads
NSW

- Initial Stage 1 development of $199 million completed on time and on budget
- Development included 80 km trunk gas pipeline, initial plant and water pondage in addition to wells and flowlines for contracted deliverability
- Facilities able to be cost effectively expanded, with approval of Stage 3 & 4 will take production potential to over 85 TJ/d (equivalent to over 30 PJ per annum)
- Spring Gully production has exceeded expectations with higher gas rates and lower gas rates than initially expected

Origin energy

Spring Gully Development Area



Gas Plant
3x3500 HP compression
36TJ/d capacity



Pipeline
89km transmission pipeline
147km gathering system



2km
Gas Plant
Permanent Camp
Construction Camp



Wellhead
42 wells in Phase 1



Evaporation Pond
15-20,000 kl/d capacity

Origin energy

Construction of the SESA Pipeline ahead of schedule and below budget in response to a critical gas shortage in early 2005 demonstrated quick response capabilities

	2004		2005		
	3Q	4Q	1Q	2Q	3Q
Approval and Engineering					
Construction					
Operation					


SESA Pipeline
SOUTH AUSTRALIA
NARACOORTE
PENOLA
VICTORIA
SESA PIPELINE
MOUNT GAMBIER





Origin energy

The Thylacine / Geographe development will add critical gas for growing southern markets...

Otway Gas Project (30.75%)

- Project capital expenditure largely complete
- Installation of platform jacket completed and platform topsides secured
- Offshore and onshore pipeline installation completed.
- Development drilling program commenced mid March
- Thylacine South appraisal/exploration well successfully appraised the primary producing intervals and Thylacine 4 development well successfully drilled
- Project will undertake commissioning during the third quarter of 2006
- Gross production 60 PJ/a sales gas and over 1 million barrels of liquids per annum.



SEA Gas Pipeline
Victoria
Katnook
Mt. Gambier
South Australia
Portland
Port Campbell
Sth West Pipeline
Melbourne
Lang Lang
Thylacine
Southern
Ocean
BassGas Pipeline
Yolla
Bass
Strait
Tasmania
LEGEND
Origin permit
Potential gas pipeline
Gas pipeline
Production facility
Proposed production facility
0
100
Kilometres

...with Origin to purchase almost 50% of the gas produced

Origin energy

The offshore Otway gas project will have many similarities to the Kupe development





Origin energy

Jacket Installation by jack-up rig





Origin energy

Construction of offshore pipelines and onshore gas processing plant

Offshore and onshore pipelines



Onshore gas processing plant



Origin energy

Origin entered New Zealand anticipating a shortening gas market - first with exploration, then the Kupe acquisition


LEGEND
Origin permit
Contact permit
Other permit
Gas pipeline
Potential gas pipeline
Proposed Production facility
Gas field
Oil field
Auckland
Pukekohe
PEP 38618
PEP 38619
Northland Basin
Ngaruawahia
PEP 38485
Te Kuiti
PEP 38493
PEP 38729
Pohokura
Taranaki Basin
New Plymouth
McKee
New Zealand
Kaimiro
Waihapa
Kapuni
Amokura
Tui
Hawera
Kupe gas plant
Maui
Tasman Sea
Kupe
PML 38146
Wanganui
Kilometres

- 50% interest and operatorship of the Kupe Gas Field and development project acquired in early 2004
- Kupe reserves around 280 PJ of gas, 15 million barrels of condensate and over 600,000 tonnes of LPG

Origin energy

Development will be by way of a wellhead platform, pipeline to shore and onshore production station...


Kupe Wellhead Platform
• Unmanned platform (operated from shore)
• 6 wells
• Water depth ~35m
• No production facilities
Condensate and LPG export by road tanker
Sales Gas pipeline to Kapuni
Kupe Production Station
40m Cliffs
Horizontally drilled shore crossing
30 km
Onshore pipelines & cable

...with many similarities to, but smaller scale than, the Otway Gas Project

Origin energy

A two stage development process will be undertaken



Kupe Wellhead Platform
• Unmanned platform (operated from shore)
• 6 wells
• Water depth ~35m
• No production facilities
Sales Gas pipeline to Kapuni
Package 2 - Facilities
Package 1 - Drilling
Drilling
30 km

- Offshore drilling contract awarded for the development of three wells.
- Technip Oceania Pty Ltd. awarded Alliance Partner for the construction of the offshore platform, pipelines and onshore gas production station
- Final investment decision anticipated by the end of June 2006

The proposed Mortlake power station in Victoria will use Origin gas to create a retail electricity hedge

- 1000 MW gas fired CCGT in 2 x 500MW stages - low emissions, proven technology
- 18 month full EES process expected to be complete by 3Q 2006.
- Tender pre-qualification, tender documents etc under development
- Business case is classic "gen-tailer" providing a natural hedge against Origin's ~3000MW peak retail book, plus creating pull through value for Origin's new gas production in Otway and Bass Basins
- Physically and commercially links and integrates Origin businesses from gas sand face to retail power sales in Vic/SA
- Positioned to meet growing SE Australia power shortfall and carbon constrained future



Victoria
SEA Gas Pipeline
Potential Power Station
Melbourne
Mortlake
Geelong
Portland
Port Campbell
Minerva
Casino
Sth West Pipeline
Lang Lang
Otway
Basin
Thylacine
BassGas Pipeline
Yolla
Bass
Basin
Bass
Strait
Tasmania
LEGEND

Origin energy

Mortlake project approvals are 90% complete, with Ministerial approval expected in 3Q 2006



Public
Victorian
Commonwealth
Origin
Consultation
ongoing throughout project
Discussion, information sessions, newsletters, website, etc.
4Q 2004
Minister determines that an EES is required
Request determination from Minister for Planning
Commonwealth determines if proposal is a Controlled Action
Prepare and lodge EPBC referral to Commonwealth
1Q 2005
EES Assessment Guidelines prepared
If a Controlled Action, Commonwealth may accredit Vic EES process
Public & stakeholder input
Exhibition of Assessment Guidelines
Finalise Assessment Guidelines
Undertake studies and prepare EES. Prepare applications for Pipeline Permit, Works Approval, Planning Scheme Amendment
4Q 2005
Consultative review of studies, EES & applications
Public & stakeholder input
EES and permit/ approval applications exhibited
Finalise EES and applications
Public & stakeholder input
Independent Panel Inquiry with public hearings - Panel Report
Prepare responses to public submissions
1Q 2006
Minister for Planning's Assessment Report
Commonwealth consideration under EPBC Act
Relevant Government decision makers
Commonwealth decision under EPBC Act
Issue of: Works Approval, Planning Scheme Amendment, Pipeline Permit
3Q 2006



EES - Environment Effects Statement per Environment Effects Act 1978
EPBC - Environment Protection and Biodiversity Conservation Act 1999

For further detail and explanations of the EES process, please visit the Department of Sustainability and Environment's website at www.dse.vic.gov.au

Origin energy

The proposed Spring Gully power station in Queensland will use Origin CSG in a fully integrated development

- 1000 MW gas fired CCGT in 2 x 500MW stages - low emissions, proven technology
- 18 month full EIS on power station expected to be complete 3Q 2006
- Power station adjacent to existing Origin CSG gas plant to capture synergies (>1,000 PJ 2P reserves, reduces compression, waste water potentially used for cooling, other operational synergies)
- 270km x 330kV transmission line to be constructed by Powerlink, permitting and easements well advanced
- Tender pre-qualification, tender documents etc under development
- Business case driven by pull through value creation for Origin CSG. Fully integrated "gen-tailer" value also possible after 2H 2007 (Qld FRC and/or Qld Govt retailer sale)


Proposed Power station site
Proposed transmission line

Origin energy

Origin is investing in low carbon emission technologies to meet future energy needs - and solar is growing rapidly

By Application



1,200
1,000
800
600
400
200
0
MW
Grid
Off Grid
Consumer
$ Billion
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$B
'00
'01
'02
'03
'04
On grid residential and commercial markets are growing at the fastest rate

By Geography



1,200
1,000
800
600
400
200
0
MW
Europe
North America
Japan
ROW
Europe and Japan growing at record pace
'00
'01
'02
'03
'04

1GW = $7B in '04

Source: Strategies Unlimited

- Record 53% worldwide growth **5-Year CAGR 42%,** fueled by Germany's feed-in-tariff
- European demand grew 91% in 2004
- USA new 30% Federal Tax Credit will drive significant demand
- Feed-in-tariff introduced in Spain, Italy and Portugal based on German model...
- South Korea 20% capital subsidy and 72¢/kWh buyback program
- China, Thailand and more pursuing ambitious targets for Solar

Japan continues to grow without subsidies since solar is competitive, with retail COE at $0.26/kWhr

Origin energy

The solar PV Industry is currently facing the dilemmas of fast global growth.......

- Companies taking strategic positions & pursuing cost-based strategies
- Major players pursuing an undifferentiated scale-based strategy
- Competition to maintain market shares will increase
- Pressure on profits from substitutes, a lack of differentiation, low switching costs and key suppliers.
- The current ~50%/year growth is muting these pressures

Conclusion:

A "me too" approach will not deliver a competitive advantage

... and a key part of this stress is a silicon supply shortage

Origin energy

SLIVER technology creates new PV powered opportunities



SLIVER cell



Innovative packaging	Varied % coverage	Coloured background	Flexibility	Semi-transparent
Concentrator	Windows	Heritage	Curved & Portable	Windows
Lightweight	Mini Modules	Advertising	Roofing	BIPV

Origin energy

During 2004 a high technology plant for manufacturing SLIVER cells was built at Regency Park in South Australia











We have a line of sight to 90W/wafer - effectively replacing the 72 cells in the panels shown by just 2 wafers' worth of SLIVER cells

Origin energy

SLIVER technology is being developed rapidly



15W Dec 04

40W Mar 05

70W May 05 2nd Generation

140W Jul 05 2nd Generation

Late 2006

70-150W panels on sale

Origin energy

Origin seeking partnership to accelerate the large-scale production of SLIVER technology



Invention
Lab
Pilot
Scale
Origin
Partnership
Key Partner Capabilities
Procurement, Manufacturing Excellence & Global Distribution

A partner must be a great fit:

- Culturally
- Committed to SLIVER technology
- Global growth aspirations
- Can act quickly
- Financial strength
- A strong brand

Origin energy

Investing in low carbon emission technologies to meet future energy needs - HDR geothermal



Coongie Lakes Region
COOPER BASIN
South Australia
Adelaide
200km
Licence application
GEL 97
Innamincka
Cooper Creek
GEL 98
Moomba
20 Kilometres
SOUTH AUSTRALIA
QUEENSLAND



Unit cost (A$/MWh)
90
80
70
60
50
40
30
20
10
CO_2 emissions
Zero CO_2 emissions
COAL
BROWN COAL
GAS
GAS
CLEAN COAL
HFR-COOPER BASIN
Coal
Brown Coal
Gas (combined cycle)
Gas (Open cycle)
Clean Coal*)
HFR

Source: Stanwell Corp. - modified from Simshauser, 2004.

- Clean coal*) not yet demonstrated;
- HFR does not rely on new technology;
- Cooper Basin - known Geothermal Resource - large in scope - high in temperature.

*) Coal gasification combined with CO_2 sequestration (burial)



GEODYNAMICS

Origin energy

Origin energy

Major Development Projects

Andrew Stock

Executive General Manager,

Major Development Projects

June 2006

origin energy

Origin Energy Financial Overview

Frank Calabria

Chief Financial Officer

June 2006

Disclaimer

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.

Origin has demonstrated a strong record of delivering earnings growth…

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)
Revenue	1,679	2,429	3,352	3,556	4,914
EBITDA	305	405	941	532	928
EBIT	173	231	295	329	615
Net interest expense	(32)	(43)	(49)	(45)	(135)
Tax expense	(38)	(54)	(80)	(77)	(147)
OEI	(6)	(5)	(5)	(2)	(67)
NPAT	98	129	162	205	266
Basic EPS	17.1	20.2	24.8	30.0	37.2
ROE	7.6%	8.1%	9.2%	10.6%	*9.7%

… and includes consolidation of Contact's results from October 2004

* ROE reflects only 9 month contribution from Contact

Origin energy

The NPAT Pre OEI reflects the consolidation of 100% of Contact's earnings...

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)
Revenue	1,679	2,429	3,352	3,556	4,914
EBITDA	305	405	941	532	928
EBIT	173	231	295	329	615
Net interest expense	(32)	(43)	(49)	(45)	(135)
Tax expense	(38)	(54)	(80)	(77)	(147)
NPAT Pre OEI	104	134	167	207	333
OEI	(6)	(5)	(5)	(2)	(67)
NPAT	98	129	162	205	266
Basic EPS	17.1	20.2	24.8	30.0	37.2
ROE	7.6%	8.1%	9.2%	10.6%	*9.7%

... and the OEI highlights the incentive for Origin to invest in its own right

Origin energy

* ROE reflects only 9 month contribution from Contact

Origin uses cash flow measures as the primary measure of performance within the business

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05# ($m)
EBITDA	305	405	491	532	582
Non-cash items	(8)	(17)	13	2	(30)
Change in Working Capital	11	16	39	(48)	(66)
Stay in business CAPEX	(83)	(65)	(94)	(83)	(4)
Tax/Subvention Payments	(24)	(40)	(50)	(2)	(46)
OCAT	201	299	399	402	436
Net Interest Paid	(31)	(43)	(49)	(51)	(57)
Free cash flow	170	256	350	350	379
Funds Employed	1,891	2,189	2,465	2,632	2,906
OCAT Ratio*	10.6%	13.7%	15.6%	14.8%	14.4%

* Cash returns on funds employed significantly exceeds our cost of capital of 8.0% after tax
# 2005 data excludes Contact Energy as only present for 9 months

Origin energy

082-34934

The growth in cash flow and earnings flows through to increased returns per share



Free cashflow ps
EPS
cents per share (A$)
70
60
50
40
30
20
10
0
19
13
30
17
40
20
54
25
53
31
63
37
'00
'01
'02
'03
'04
'05

- EPS has increased 22% per annum on a compound basis over the past 5 years
- Cash flow per share has increased 3.3 times since listing in 2000

Origin energy

Origin's growth has required significant capital expenditure. Acquisitions in the Retail and Generation areas have provided immediate contributions...

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)
Growth & Acquisitions					
E & P	56	129	179	313	315
Retail	344	78	154	46	39
Generation	46	116	93	8	3
Networks	0	15	0	56	-
Contact					986
Total Growth & Acquisitions	446	338	427	422	1,343
Stay in business	83	65	97	86	132
Total capital expenditure	529	403	524	509	1,475

... while development capital invested in E&P will provide returns in the next few years

Origin energy

Origin has maintained a conservative dividend payout ratio to fund growth...



Free cashflow ps
EPS
DPS
cents per share (A$)
70
60
50
40
30
20
10
0
19
13
6
*
30
17
4
+
40
20
5
+
54
25
10
#
53
31
13
+
63
37
15
+
'00
'01
'02
'03
'04
'05

* Final Dividend - unfranked
\+ Total Dividend - fully franked
\# Total Dividend - franked to 4 cents

- Board guidelines target around 40% of EPS to be paid as dividends
- Franked dividends are preferred by our shareholders and Australian tax is currently prepaid by Origin to achieve this
- Imputation credits attached to Contact dividends are not able to be fully utilised by Origin shareholders

Origin energy

… and has only raised equity on two occasions, each associated with a major acquisition

- **Equity rasing of $198 million in 2001 to fund acquisition of the Powercor electricity retail business in Victoria**
  - Placement of $123 million
  - Retail shareholder offering of $75 million
- **1:6 Renouncable Rights Issue in April 2005 raised $633 million used in part to fund the acquisition of Contact Energy**
  - Consideration for the acquisition was A$1.0 billion plus NZ$535 million debt assumed from Edison Mission
  - Initial funding was
    - Convertible Undated Preference Shares (CUPS) ($595 million net of costs)
    - External Debt facilities ($426 million)
    - Origin immediately repaid NZ$285 million of the NZ$535 million debt assumed from Edison Mission
  - CUPS redeemed following Rights Issue
    - 1 for 6 Renouncable Rights Issue led to issuance of 112.5 million shares in April 2005 at $5.70 raising $633 million net of costs
    - CUPS redeemed including accrued dividends
  - June 2005 completed placement of NZ$422 million and US$50 million of senior unsecured notes in US private placement debt market

Origin energy

This has allowed Origin to maintain a conservatively geared balance sheet

	Jun 01	Jun 02	Jun 03	Jun 04	Jun 05
Net debt ($m)	727	633	732	861	2,743
Total equity ($m)	1,328	1,626	1,790	1,939	3,990
Debt / (debt + equity) (%)	35%	28%	29%	31%	41%
Net interest expense ($m)	(32)	(43)	(49)	(45)	(135)
Net interest cover (x EBIT)	5.5	5.4	6.1	6.2	4.0
Average interest rate	6.7%	6.6%	6.7%	6.6%	7.0%

- Increase in net debt and interest expense in 2005 reflects funding of Contact acquisition. Higher New Zealand interest rates increase weighted average rate
- Debt to Debt plus equity of 41% is lower than 44% expected at the time of Contact acquisition
- Origin's credit rating by S&P is BBB+/stable while Fitch is A-/stable

Origin energy


Origin energy
Summary of Interim Results Announcement
Half-year ended 31 December 2005

Profit & Loss

	Dec 05 ($m)	Dec 04 ($m)	% change
Revenue and other	3,008	2,291	31%
EBITDA	589	441	34%
EBIT	442	327	35%
Net interest expense	(87)	(60)	46%
Tax expense	(92)	(74)	25%
Outside Equity Interests	(69)	(24)	190%
NPAT	194	170	14%
Basic earnings per share (cents)	25.5¢	24.6¢	4%
Free cash flow cps (cents)*	43.2¢	36.8¢	17%
ROE (half year)	7.1%	7.0%	1%

*Calculated on a consolidated basis

EBITDA of $589.3 million is 34% higher due to the inclusion of Contact for a full six months

Divisions	Dec 05 ($m)	Dec 04 ($m)	% change
Exploration & Production	98.7	117.7	(16%)
Retail	142.2	158.9	(10%)
Generation	43.1	29.7	45%
Networks	15.8	18.8	(16%)
Contact	289.5	115.5	151%
Total	589.3	440.6	34%

E&P: Dec-04 includes non-recurring items of $20m

Retail: New Land Tax charge ($9m), lower electricity volumes and margins

Generation: Higher plant availability and Mt Stuart capacity payments

Networks: Change in accounting treatment of Envestra distribution

A-IFRS Impact on EBIT and Profit

	Dec 05		Dec 04		Jun 05	
	EBIT $M	NPAT after Minorities $M	EBIT $M	NPAT after Minorities $M	EBIT $M	NPAT after Minorities $M
Total under A-GAAP			305	152	615	266
Total A-IFRS adjustments (pre-Successful Efforts)			31	24	54	45
Successful Efforts			(9)	(6)	(14)	(10)
Total A-IFRS adjustments			22	18	40	35
Total reported under A-IFRS	442	194	327	170	655	301
Contingent asset (Moomba claim*)			(9)	(7)	(9)	(7)
Effective interest basis for Envestra distributions received^			(3)	(5)	(5)	(6)
Total recurring under A-IFRS	442	194	315	158	641	288

* Non-recurring adjustment

^ Adjustment from 1 July 2005 following application of AASB 139 Financial Instruments

Origin energy

Successful Efforts

	Dec 05 $M	Dec 04 $M
EBITDA before Successful Efforts	604	455
Increase in Exploration Expense	(15)	(14)
Restated EBITDA	589	441
NPAT after Minorities before Successful Efforts	201	176
Increase in Exploration Expense	(15)	(14)
Decrease in Amortisation Expense	5	5
Decrease in Tax Expense	3	3
Restated NPAT after Minorities	194	170

Under the Policy:

- Cash flows are unchanged
- Pre-drilling exploration expenditure and costs of unsuccessful wells expensed
- Amortisation expense reduced due to $124m reduction in capitalised exploration on adoption of policy

Origin energy

Origin energy

Origin Energy Financial Overview

Frank Calabria
Chief Financial Officer

June 2006

082-34934

Origin energy

RECEIVED

2006 JUN 22 P 1:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	7 June 2006
From	Bill Hundy	Pages	42
Subject	**PRESENTATION**		

Attached for your information is a presentation to be made by Mr Grant King, Managing Director to a briefing of institutional investors to be held in Sydney today. Further presentations will be made during the course of the day by senior management of Origin Energy and these will be provided to the ASX prior to delivery.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

Overview of Origin Energy

Key Strategic and Operational Issues

Grant King - Managing Director

June 2006

Disclaimer

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.

Origin energy

Welcome and Administrative Arrangements

Day One - Wednesday, 07 June 2005

Time	Event
08:30 am	Presentations from Grant King - Managing Director Karen Moses - Chief Operating Officer, Australia
10:30 am	Break
11:00 am	Presentations from Karen Moses - Chief Operating Officer, Australia Rob Willink - Executive General Manager, Exploration
12:30 pm	Lunch
01:30 pm	Presentation from Andrew Stock - Executive Manager, Major Development Projects
02:30 pm	Break
02:45 pm	Presentations from Frank Calabria - Chief Financial Officer Grant King - Managing Director
04:15 pm	Transfer to Sydney Universal Terminal
05:00 pm - 06:40 pm	Flight from Sydney to Roma .
07:30 pm	Dinner and accommodation in Roma

Day Two - Thursday, 08 June 2005

Time	Event
06:30 am	Meet for breakfast
07:15 am	Depart Roma for Spring Gully
08:15 am	Arrive Spring Gully CSG presentation from Martin Riley - Manager QLD Producing Assets
09:15 am	Visit operating well with view over evaporation pond / reverse osmosis
10:00 am	Travel to Strathblane (view rigs and new project)
11:30 am	Tour of gas plant
12:00 am	Travel to homestead
12:15 pm	Lunch at Homestead
01:00 pm	Depart Spring Gully for Roma airport
02:00 pm	Flight from Roma to Sydney
04:00 pm	Arrive Sydney and connect with commercial flights


WOMEN'S
MEN'S
Exit
Exit
WE ARE HERE
EMERGENCY ASSEMBLY AREA
H1
H2
H3
H4
H5
H6
H7
N

In the event of an evacuation alarm
- Move to the Emergency Assembly Area
- Await instructions from Floor Wardens
- If evacuation is necessary, please stay with the Floor Warden to be taken to Wynyard Park where a head count and role call will be taken

Origin energy

Origin's Executive Management Team is organised to ensure clear accountabilities...



Managing Director & CEO
Grant King
Chief Operating Officer Australia
Karen Moses
Executive General Manager Major Developm. Projects
Andrew Stock
Executive General Manager Exploration
Rob Willink
Chief Executive Contact Energy
David Baldwin
Chief Financial Officer
Frank Calabria
Executive General Manager Corporate Development
Gary Stanford
Executive General Manager HR, HS&E
Maree Taylor
Company Secretary
Bill Hundy

... for continued improvement of performance in existing businesses, the execution of major development projects, and the identification and pursuit of new opportunities for growth

Red outline - presenting today

Origin energy

082-34934


origin
energy

End use sales of electricity, gas, and related products and services in Australia is around A$38 billion per annum and are growing steadily with energy usage...

A GROWING MARKET

- Growth in domestic demand for natural gas, LPG and electricity and has averaged around 4% per annum in Australia since the 1980s even through times of recession
- Growth in demand for energy is forecast to continue with ABARE predicting compound growth of 3.3% for natural gas and 2.4% for electricity through to 2020

Australian End Use Energy Sales and Growth in GDP



Energy Sales (PJe)
GDP (%)
2,000
1,750
1,500
1,250
1,000
750
500
250
0
-250
-500
8%
7%
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
1985 1987 1989 1991 1993 1995 1997 1999 2001 2003
Financial Year Ending June 30
Electricity Natural Gas LPG GDP (YOY % Change)

Source: ABARE, Access Economics

A GROWING COMPANY

- Revenues up 38% in 2005 to $4.9 billion (31% Compound Average Growth Rate (CAGR) since listing), profit after tax up 30% to $266 million (28% CAGR), and EPS up 24% (22% CAGR)
- Origin is amongst the largest participants in the domestic energy markets and account for only around 9% of this end use revenue, with substantial room for growth

... while changes to Australia's energy industry over the last decade provide the opportunity for listed companies to grow more rapidly than the market as a whole

Origin

Source: Australian Bureau of Statistics - Electricity, Gas, Water, Sewerage Operations - December 2005

The major changes that have shaped the energy industry in the last decade include:

- Privatisation of government owned electricity generators, distributors and retailers and gas distributors and retailers;
- Deregulation of energy markets resulting in competitive markets for the supply of gas and electricity to consumers;
- The establishment of infrastructure investors focused on the ownership of regulated energy assets;
- An abundance of thermal fuel for power generation and an excess of generation capacity resulting in low wholesale electricity prices; and
- An increase in gas focused exploration and development resulting in a significant increase in new gas supply addressing these markets...

Privatisation and subsequent sale and consolidation...



Cumulative asset sales in the Australian energy sector*
A$ Billion
100
90
80
70
60
50
40
30
20
10
0
Incomplete Mergers (ORG/CEN and AGL/ALN)
In Progress
Completed Sales
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

... has resulted in a high volume of transactions occurring in the energy sector

Origin energy

Source: various public documents, Origin Energy estimates. Includes resale of some assets - excludes sales of E&P assets

082-34934

In 2005 segment integration and consolidation by the market participants continued...



VIC/SA Energy Market Ownership Evolution*
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Gas Retail
Ikon
Kinetic
Energy 21
SAGASCO
Electricity Retail
Solaris Power
United Energy
Eastern Energy
Powercor
CitiPower
ETSA
Existing Generation
Torrens Island
Yallourn Energy
Southern Hydro
Loy Yang A
Loy Yang B
Ecogen Energy
Synergen
Hazelwood Power
Flinders Power
Snowy Hydro
Gen Construction
Pelican Point
Valley Power
Laverton
Somerton
Hallet
Quarantine
Ladbroke
Government
United Energy
Pulse
AGL
TXU
Sing Power
CLP
Origin
Gov
Pacificorp / Scottish Power
CKI
Entergy
AEP
PowerGen
Infratil
Alliant
Meridian
CMS
AGL / GEAC
Edison Mission
International Power
AES / TXU
B&B / TXU
B&B / CLP
NRG
Snowy Hydro
Edison Mission / Contact
IP / Contact

... with CLP, AGL & Snowy Hydro successful in achieving increased consolidation and integration growth

Origin energy

Source: Various public announcements

Deregulation and the introduction of contestability in the energy sector commenced in the mid 1990's...


1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Vic
Gas
Electricity
SA
Gas
Electricity
NSW
Gas
Electricity
QLD
Gas
Electricity
WA
Gas
Electricity
Legend
Outer Bar
Government Owned
Privatised
Inner Bar
Not Contestable
Only large users contestable
All users Contestable

... but gradual implementation has left room for continued growth as governments complete this process

 Source: Various government publications

Anticipating these changes Origin (then Boral) believed the Industry would separate into the regulated and the contestable segments...


Natural Gas
Exploration & Production
Transmission
Distribution
Retail
Electricity
Generation
Transmission
Distribution
Retail
Regulated monopoly businesses
Competitive segments

... and established Envestra as the first large listed company focused on regulated energy assets

Origin energy

082-34934

This area of infrastructure is now heavily populated with similar investors:

- Duet
- Alinta and Alinta Infrastructure holdings
- Babcock & Brown Infrastructure
- Challenge Infrastructure
- Gasnet
- APT
- Spark
- SP Ausnet

Origin energy

An abundance of thermal fuel and excess generation capacity has resulted in low wholesale electricity prices

Victorian spot market and contract market electricity prices



$70
$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
$/MWh
New entrant costs
ICAP FPC as at 30/06/05
ICAP FPC as at 22/05/06
Jun 00
Aug 00
Nov 00
Feb 01
May 01
Aug 01
Nov 01
Feb 02
May 02
Aug 02
Nov 02
Feb 03
May 03
Aug 03
Nov 03
Feb 04
May 04
Aug 04
Nov 04
Feb 05
May 05
Aug 05
Nov 05
Jan 06
FY06/07 FY07/08 FY08/09 FY09/10
Monthly Average Spot Price
1 Year Forward Price Curve
FPC end Jun 05
Rolling 365 day Average Spot Price

As a result investment in generation has not been attractive to date although tightening demand in coming years will require further investment

Source: NEMMCO data and ICAP

Origin energy

082-34934

An increase in gas focused exploration and development has seen the upstream industry commit over $3 billion to new developments...

- Patricia/Baleen (producing)
- Bream gas-cap development (producing)
- Minerva (producing)
- Casino (proposed)
- CSG fields in the north Bowen, central Bowen and Sydney Basins (various stages of development)
- BassGas (commissioning)
- Thylacine/Geographe (under construction)



BassGas (Yolla) platform pictured from the flare boom during installation

... adding over 200 PJ/a of supply capacity to eastern Australian markets

Origin energy

Source: various industry publications.

082-34934

Origin's financial objectives and business strategies were established to respond to these changes in the energy industry...

- Financial Objective
  - Steady and predictable cashflows
  - EPS growth of 10-15% pa on average
- Business Strategy
  - Positioned in the competitive (rather than regulated) segments of the Australian energy industry
  - Integrated across these segments to:
    - Better manage risk through natural hedges
    - Enhance the range of growth opportunities
  - Pursue other opportunities that leverage skills and knowledge

... while these objectives and strategies are continually reviewed, they are still relevant today

Origin energy

Origin reports its business across four segments covering its operations in Australia, New Zealand and the Pacific...



Exploration and Production
- Over 2,100 PJe 2P reserves and annual sales of over 80 PJe
- Diverse acreage position across Australia and New Zealand
- A leading Australian CSG producer

Retail
- Over 2 million customers, Australia's 2nd largest energy retailer
- National business covering electricity, gas, LPG and related products and services

Generation
- Interests in over 870 MW of installed capacity
- Predominantly gas fired, including co-generation & peaking units
- Output contracted to 3rd parties or Retail division

Networks
- Provision of asset management services to 3rd parties, managing approximately 20,000 km of gas networks and more than 3,500 km of water networks
- Equity Investment in Envestra

Contact Energy (51.4% interest)
- Integrated energy model similar to Origin
- Interests in around 2,100 MW of installed generation capacity and around 600,000 gas and electricity customers

... while the acquisition of a 51.4% interest in Contact Energy of New Zealand created a fifth segment

Origin energy

Origin's strategy has been patiently implemented over the last ten years...

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Building Retail capabilities

Spin off of regulated assets => Envestra

Energy 21 acquisition (retail gas)

Powercor acquisition (retail electricity)

CitiPower acquisition (retail electricity)

System Integration & FRC projects

Contact Energy acquisition

Networks

Origin Energy Asset Management established to provide asset management services to Envestra

Construction of SEA Gas pipeline

Coliban Water Joint Venture

Envestra

Envestra spun off - market capitalisation $350 million

Stratus Networks acquisition - $310 million capital raising

... building Retail accounts from 0.5 to 2.7 million, networks managed from 9 to over 20 thousand kms, while Envestra's market capitalisation has grown to around $900 million...

In E&P Origin focussed on finding gas close to markets...

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Building Exploration and Production capabilities

<= Legacy position in Cooper, onshore Otway, Bass, Perth, Surat and Bowen Basins

Peat CSG acquisition......Australia's first long term CSG contract signed with BP Bulwer Island

Yolla 2 appraisal - Bass Basin

Moura CSG acquisition

Form study group and secure offshore Otway acreage

Origin farm-in to ARC Energy Perth Basin acreage

Thylacine and Geographe discoveries, Otway Basin

Hovea oil discovery, Perth Basin

Fairview/Spring Gully acquisition

BassGas Project approved

AGL signs major CSG contract (340 PJ)

QAL & Incitec Pivot CSG contracts

Acquire Kupe interest (NZ)

Otway Gas Project approved

CSG/Cooper Gas Swap

Spring Gully online

Pangaea acqu'n

... pioneering Australian CSG and the revival of exploration in the Otway Basin, and doubling reserves...

...while in generation Origin has steadily built capabilities in development of cogeneration and peaking plants...

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Building generation capabilities

Investment in small cogeneration facilities

Commissioning of Osborne Cogeneration facility - Australia's largest -180 MW

Roma Power Station (64 MW)

Ladbroke Grove Power Station (84 MW)

Bulwer Island (32 MW)

Quarantine (92 MW)

Worsley Cogeneration interest acquired (120 MW)

Mt Stuart acquired (288 MW)

Origin acquires interest in Geodynamics

Construction starts on SLIVER® plant

Contact Energy acquisition

Gas base load plans flagged

First SLIVER® modules

Spring Gully EIS

Mortlake EES

... increasing generation capacity from less than 20 MW to over 3,000 MW*. Plans are currently submitted for up to a further 2,000 MW of gas fired base load generation

Origin energy

* Gross installed capacity of generation plants in which Origin or its subsidiaries have interests

A significant part of the growth in generation capacity comes from the acquisition of a 51.4% interest in Contact Energy...

Retail and generation coverage across NZ
- 28% of generation capacity
  - ● 50% thermal
  - 15% geothermal
  - 35% hydro
- 29% of electricity retail market
- 40% of gas retail market
- ◯ gas retail area



Otahuhu B
Combined cycle
gas turbine 380MW
Otahuhu A
Gas turbine 17MW
Te Rapa
Cogeneration 44MW
Poihipi Road
Geothermal 55 MW
(restricted to 37MW due
to steam restrictions)
New Plymouth
Gas 400MW
Taranaki
Combined cycle
gas turbine 357MW
Ohaaki
Geothermal 104MW
(restricted to 42MW due
to steam restrictions)
Wairakei
Geothermal 165 MW
Clyde
Hydro 432MW
Roxburgh
Hydro 320 MW
N
0
200
KM

Oakey - Australia
Open cycle gas turbine 300MW
Contact share 25%



... providing a greater balance in Origin's exposure to its different business segments

Origin energy

In the course of implementing Origin's strategies there have been a number of key issues...

- Regulated vs competitive positioning and cost of capital
- Risk management strategies - the value of integration
- The energy supply demand balance and the need to source gas close to markets
- Retail consolidation - key elements for success
- Carbon

... requiring decisions to be made that have been a major contribution to the success of the Company to date

Competitive advantage in regulated infrastructure is a low WACC, requiring stable cash-flows from secure assets with monopoly characteristics, and incompatible with high growth aspirations...



Natural Gas
Exploration & Production
Transmission
Distribution
Retail
Origin maintains an equity investment in Envestra and provides Asset Management Services
Electricity
Generation
Transmission
Distribution
Retail
Regulated monopoly businesses
Competitive segments

Origin spun off Envestra with high gearing/secure cashflow in 1997 & invested proceeds in competitive segments

Origin energy

082-34934

Origin believed risk management in deregulating markets would be critical and picking a winning segment difficult...



Eastern Australian gas demand
Origin Energy estimates 2005
Year ending June 30
- Retail sales provide revenue certainty
- Assets provide cost certainty
Origin

... so integrated across fuel, generation and retail to provide natural hedges and greater opportunities for growth

Origin energy

Origin also took a fundamentally different view to many industry participants on energy supply demand dynamics...

Origin's supply / demand analysis for eastern Australia in 2001 showed large uncontracted demand creating perceived shortfall in local supply....... #



Eastern Australian gas demand
Origin Energy estimates 2001
Uncontracted
Total Contracted
Total Demand
Year ending June 30
Eastern Australian gas demand
Origin Energy estimates 2004
Uncontracted
New Contracts
Old Contracts
Year ending June 30

...... but since 2001 over 4,000 PJ of gas supply contracts# from eastern Australian basins have filled this shortfall

Source: Various - for example see ABN Amro - Gas Market Dynamics - report dated 14 March, 2003
Origin demand excludes gas used in production and ethane contracts

Origin

Gas: Demand growth would be lower than estimated and gas more abundant. Origin secured competitive equity gas close to markets to develop incrementally & shortened Retail contracting timeframe

Origin believes the electricity market remains in a position of oversupply that will last many years.......... #



Electricity supply and demand in the NEM*
Area of potential shortfall in 2010
Generation capacity and demand (MW)
Renewables
Coal
Gas - Int
Hydro
Gas Peaking
Mothballed
Load curve 2004
Load curve 2010
Peak 04 + reserve
Peak 2010+res
Load Duration (hours)

*Source: NEMCO Statement of Opportunity and Origin analysis

- In aggregate the NEM is currently oversupplied. Peak demand is comfortably satisfied with appropriate reserve requirements
- By 2010 the shortfall is only at peak times. Base load and intermediate demand is covered entirely by coal, renewables and non-peak gas
- This shortfall (marked by the oval shape) is best served by peaking plant with low capital cost

..... as modelled demand increases only require additional peak capacity through to 2010

Electricity: Generation overhang & low prices to endure. Cover peak, contract from pool, cautious approach to base-load. Develop options to build new plant and backward integrate into fuel

... and took positions early in the decade which have enhanced Origin's competitive position over time

Origin energy

 # Slides from Origin Energy presentation to APPEA - March 2004

The company believed consolidation in the energy retail market was inevitable with initial positioning critical to long term survival

Eastern Australia
Market share of customers: 1998

Eastern Australia
Market share of customers: 2004


Origin
Energy
4%
Origin
Energy
16%
Origin Energy
Listed Companies
Government owned

Retail Consolidation: Gas was tightly held under long term contracts - being "gas enabled" was critical to survival. Origin first acquired a retail gas position in Victoria (Energy21) then continued to build scale and dual fuel capability.

Multi-utility model: Deliberate decision to concentrate on energy only.

...with gas supply, scale economies, a dual fuel position, and rigorous risk management critical

Origin energy

Source: UBS - Australian utilities structure 2005

Origin believed carbon intensity would inevitably evolve as an issue, but regulation and economics uncertainties large...


GEODYNAMICS


Price ($/REC)
45.00
40.00
35.00
30.00
25.00
20.00
25-Jun-01
26-Oct-01
22-Apr-02
5-Sep-02
6-Dec-02
5-Mar-03
5-Jun-03
24-Sep-03
7-Jan-04
24-Mar-04
17-Jun-04
16-Feb-05
12-May-05
27-May-05
17-Jun-05
28-Jun-05
7-Sep-05
20-Oct-05
16-Mar-06

... therefore developed options in low greenhouse emission technologies to selectively implement as carbon regimes are put in place

Origin energy

082-34934

Implementation of Origin's financial objectives and business strategy has grown the company's operations and profits


2P Reserves (PJe)
2,500
2,000
1,500
1,000
500
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05


Generation Capacity (MW)*
3500
3000
2500
2000
1500
1000
500
0
Contact
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05


EBITDA by business type
(A$, millions)
1,000
900
800
700
600
500
400
300
200
100
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
E&P
Retail
Generation
Networks
Contact


Customers
(millions)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Contact
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05


Networks Managed
(kms)
25,000
20,000
15,000
10,000
5,000
0
Water
Gas
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05

* Gross installed Generation capacity in which Origin Energy or its subsidiaries has an interest

This has led to a significant appreciation in Origin's share price and market capitalisation...



Origin Energy Share Price and S&P ASX 100 Index
(1 March 2000 to 2 June 2006)
Origin Share Price ($)
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
ASX100 Index Normalised 1 March 2000 = 1.0
9
8
7
6
5
4
3
2
1
0
Mar-00
Jul-00
Nov-00
Mar-01
Jul-01
Nov-01
Mar-02
Jul-02
Nov-02
Mar-03
Jul-03
Nov-03
Mar-04
Jul-04
Nov-04
Mar-05
Jul-05
Nov-05
Mar-06
Origin
ASX 100 Index Normalised

...establishing Origin in the top 50 companies listed on the ASX

Origin energy

082-34934

Looking forward origin continues to concentrate on project development as the main driver for growth...

Major Projects not yet contributing significantly to Origin's results

- ○ Projects approved/under construction
- ● Yet to receive investment approval



Spring Gully power project CCGT
Spring Gully coal seam gas
Brisbane
Otahuhu C Power Station
Perth
Adelaide
Sydney
SLIVER ® demonstration plant
Melbourne
Mortlake power project CCGT
Wellington
Otway Gas Project
BassGas Project
Kupe Gas Field

... while acquisitions also present opportunities provided they meet appropriate criteria

Origin energy

Production from Spring Gully has commenced and other upstream projects will ramp up over the next two years...









Spring Gully Coal Seam Gas (Origin 97% - Operator)

- $199 million Stage 1 Project delivered on time and on budget
- First gas delivered June 05: will ramp up over 2 years to help service AGL contract (150 PJ over 15 years); QAL from late 2006 (180 PJ over 15 years) and Incitec Pivot from mid 2007 (70 PJ over 10 years). Initial production rates ahead of expectation

BassGas Project (Origin 42.5% - Operator)

- BassGas project has experienced construction delays and increased costs, with final cost to be determined following arbitration.
- Commissioning of offshore and onshore facilities is continuing
- Reserves increased 19% to 454 PJe after production drilling, and higher liquids prices will benefit project. Gross Production 20 PJ/a, 1 mmbbls condensate, 80,000 tonnes LPG

Otway Gas Project (Origin 30.75% - Woodside Operator)

- Project approachiong completion and scheduled to deliver first gas later in 2006
- Reserves of over 800 PJ sales gas, 12 mmbbls condensate and 1.7 million tonnes of LPG
- Gross production expected to be 60 PJ/a sales gas and over 1 million barrels of liquids per annum. Origin to purchase 50% of gas produced

Kupe Gas Project (Origin 50% - Operator)

- Project costs escalating due to tight world construction market and high mobilisation fees to New Zealand
- Reserves upgraded 16% following field development studies to 394 PJe
- Gross Production 20 PJ per annum and around 1.5 million barrels of liquids per annum
- Final investment decision scheduled for June 2006

... while both the BassGas and Otway Gas projects will commence contributions during calendar 2006

Origin energy

Origin is progressing a number of power generation development options in Australia and New Zealand...



Proposed Spring Gully Power Station
- Environmental Impact Statement released for public comment on 9 November 2005
- Proposal to construct a high efficiency gas fired power station of around 1000MW (likely two stages of 500 MW each)
- Located adjacent to existing coal seam gas development, avoiding transportation tariffs for the gas and taking advantage of water handling/disposal synergies

Proposed Mortlake Power Station
- Environmental Effects Statement likely to be released late November
- Proposal to construct a high efficiency gas fired power station of around 1000MW
- Located close to Origin's Otway Basin gas fields and potential gas storage, and directly on the main Melbourne to Portland high-voltage transmission line.
- Favourably located in terms of line losses

SLIVER ® Photovoltaic Cell Demonstration Plant
- Constructed in Adelaide through 2004 to demonstrate commercial scale production of the patented SLIVER cell, using only 10% of the silicon used in traditional cells
- First product produced in late 2004, with progressively larger modules being constructed (current module size - 70 watts)
- First commercial product sales expected in 2006

... and continues to make steady progress with commercial demonstration of SLIVER® technology

Origin energy

In the long term, exploration is expected to be major value contributor to Origin through reserve additions & future production



Value Creation
High
Low
CSG
Cooper
Surat
Perth Basin
Bass Basin
Otway Basin
Taranaki Basin
Canterbury Basin
Northland Basin
? International
Identifying new core areas
Maturing emerging core areas
Enhancing existing core areas
2005
2010
Time

Origin energy

The acquisition of Contact in 2004 represented a strategically compatible business within Origin's geographic sphere of operations...

- Increases markets accessible to Origin with known economic, competitive and regulatory environment
- Strategically compatible business
  - business focussed on competitive generation and retail sectors
  - complementary to Origin's current assets
  - diversified portfolio of assets and risk management benefits
- Enhances Origin's value proposition for investors
  - strong, predictable cash flows
  - opportunities for growth

... and enhanced Origin's value proposition for investors

Origin energy

Contact's business, like Origin's, is based on a model of managing risk through integration...


Contact*
Origin
Total generation
2
TWh
Retail electricity sales
16
TWh
Annual gas production
65
PJ
Gas sales / internal use
117
PJ

Source: Contact Energy, Origin Energy. Assumes 100% Contact Energy - 2005 Data

... which has resulted in a different mix of assets reflecting the dynamics of the Australian and New Zealand markets

* Contact Energy data combines operational data for the 9 month ended 30 June 2005 with the operational data for the quarter ended 30 September 2004 to provide a 12 month ended 30 June 2005 result

The acquisition added significantly to the size and diversity of Origin's business ...

	Origin	Contact	Combined
Customers ('000)			
- Electricity	900	>500	>1,400
- Gas	900	>80	>980
- LPG	>290	-	>290
			>2,670
Generation (MW)*			
- Gas capable plant	870	1,091	1,961
- Hydro	-	752	752
- Geothermal	-	340	340
			3,053
Available gas resources**			
- 2P gas reserves (PJ)	>900	-	>900
- Gas under contract (PJ)	>1,400	>200	>1,600
			>2,500

* Reflects full installed capacity of plants in which the companies have interests

** Origin Energy estimates. Origin gas under contract excludes gas contracted from Origin subsidiaries

Origin energy

Energy Industry Structure


Natural Gas
Exploration & Production
Transmission
Distribution
Retail
Electricity
Generation
Transmission
Distribution
Retail
Regulated monopoly businesses
Competitive segments

The New Zealand and Australian industry structure mirror each other - and like Origin, Contact is focussed on the competitive segments

Origin energy

The competitive & regulatory structure of the NZ energy industry is similar to Australia, and deregulation is more advanced

	Contestability		Ownership Structure		Retail Tariff Controls	
	Gas	Electricity	Gas	Electricity	Gas	Electricity
New Zealand	Full	Full	Private & Gov	Private & Gov	x	minor
Australia						
Victoria	Full	Full	Private	Private	✓	✓
NSW	Full	Full	Private	Gov & Private	✓	✓
SA	Full	Full	Private	Private	✓	✓
Qld	Full from July 07	Full from July 07	Private & Gov	Gov	✓	✓
WA	Full	>50MWh/a (Jan 2005)	Private	Gov & Private	✓	✓

In both countries producers and retailers access network infrastructure under open access regimes

Origin energy

Australia has vast uncommitted reserves of natural gas...



Exports
90,000
30,000
25,000
35
Darwin
15,000
2,900 km
2,300 km
2,200 km
2,600+ km
NT
Qld
WA
390
Perth
SA
2,500
2,000+
120
Brisbane
NSW
120
Adelaide
140
Sydney
Melbourne
Vic
240
-2,000
6,700
Tas
Hobart
Auckland
120
-1500
125
Approximate market demand (PJ/a)
5,000
Approximate remaining 2P gas reserves (PJ)
Origin Major Projects

... whereas NZ's reserves outlook is more constrained

Source: Other company reports and announcements, and Origin Energy estimates

Origin energy

Origin's share of Australian markets is less than Contact's share in New Zealand...



Australian nd use energy sales of gas and electricity compared with Origin Energy end use revenue.
End USe Energy Sales (A$, billion)
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
2003/4
2004/5
2005/6
2006/7
2007/8
2008/9
2009/10
TOTAL ORIGIN
TOTAL AUS.



New Zealand end use energy sales of gas and electricity compared with Contact Energy end use revenue
End USe Energy Sales (A$, billion)
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
2003/4
2004/5
2005/6
2006/7
2007/8
2008/9
2009/10
TOTAL CONTACT
TOTAL NZ

Charts constructed using reported revenues for Origin Energy and Contact Energy for the 2003/04 year in Australian dollars compared with reported end use revenues for gas and electricity sales in each country for the 2003/04 year, escalated by GDP

...providing the potential to grow through consolidation in the industry for a number of years

Origin energy

Source: Origin Energy and Contact Energy reports, Australian Bureau of Statistics, Ministry of Economic Development and Origin estimates


origin energy
Overview of Origin Energy
Key Strategic and Operational Issues
Grant King - Managing Director
June 2006

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/05/2006

TIME: 14:20:28

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Weekly Drilling Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	25 May 2006
From	Bill Hundy	Pages	3
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non-operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

ASX Release

25 May 2006

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries.

Braeburn 1

Well type: Gas Exploration Well

Location: Surat Basin, Queensland (PL 227)

Approximately 5.2 kilometres metres north of the Myall Creek 8 well.

Latitude: 27° 00' 54.54" S
Longitude: 149° 12' 48.87" E

Initial Interests: Origin Energy CSG Ltd* 100.0%

*a wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: Upper Tinowon Sandstone
Secondary targets: Showgrounds Sandstone
Rewan Group
Lower Tinowon Sandstone
Proposed total depth: 2,141 metres (RT)

Progress and Status: Commenced drilling on 10 May 2006 with the Century 7 drilling rig. Drilled 311 millimetre (12-1/4 inch) hole to 245 metres. Set 244 millimetre (9-5/8 inch) surface casing at 244 metres. Drilled 216 millimetre (8-1/2 inch) hole to a total depth of 2,125 metres. DST 1 was conducted over the basal Rewan sandstone interval 1,880-1,934 metres and flowed gas to surface at a rate too small to measure. The recovery consisted of gas cut mud with a trace of condensate. There was no sandstone development in Tinowon Formation and all other objectives in the well are interpreted to be either of low permeability or water bearing. The well will be plugged and abandoned.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

At 08:00 EST the operations at the well were setting cement plugs. The well will be released and moved to drill the Emu Apple 1 oil exploration well located in ATP470P Redcap Block.

Progress for the week was 79 metres.

For further information contact:
Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	30 May 2006
From	Bill Hundy	Pages	53
Subject	**SHAREHOLDER CORRESPONDENCE**		

In accordance with Listing Rule 3.17 please find attached Origin Energy's Sustainability Report to Stakeholders, which will be sent to shareholders who have elected to receive a copy. The report is also available on Origin's website www.originenergy.com.au in the Environment section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



Providing transparency for our stakeholders

Sustainability Report 2005

Origin energy

082-34934

Scope of this report

Unless otherwise stated, this document reports on the sustainability performance of the assets and activities operated by Origin Energy for the year ended 30 June 2005. To make this report as timely as possible, we have reported on some aspects of our business up to the time of publication (May 2006). Ernst & Young has conducted assurance procedures in accordance with Australian Auditing and Assurance Standard AUS 110 'Assurance Engagements other than Audits or Reviews of Historical Financial Information' in relation to a selection of performance statements in this report, the method used for determining greenhouse gas emissions from the 'supply chain' and greenhouse gas emissions for three key business units. See pages 45 and 46 for Ernst & Young's reports.

Origin Energy Limited ABN 30 000 051 696

Contents

Highlights

Environment
pages 14-24

- **Green Power** customer base increased to 55,000 customers.
  Environment – page 18
- **Launched** GreenEarth Gas, the first product of its type in Australia to offset a customer's greenhouse emissions through investment to reduce emissions.
  Environment – page 19
- **Continued** to be the Australian retail market leader for installation of grid-connected solar photovoltaic panels.
  Environment – page 19
- **Introduced** more detailed greenhouse gas and environmental incident reporting.
  Environment – page 15-22

Social
pages 25-37

- **Accredited** as an 'Employer of Choice for Women' by the Federal Government's Equal Opportunity for Women in the Workplace Agency (EOWA) in February 2006.
  Social – page 26
- **Exceeded** safety performance target – lost time injuries improved 4 percent from 2.6 to 2.5 lost time injuries per million hours worked.
  Social – page 29
- **Assisted** over 17,000 customers through our Power On hardship assistance program.
  Social – page 35
- **Over 780 hours** of volunteering leave taken by employees in 2005.
  Social – page 28

Economic
pages 38-39

- **Created** $909 million for our stakeholders during 2004/05.
  Economic – page 38



Economic
Social
Our sustainability journey
Environment

Ensuring the **long-term sustainability** of our business by balancing environment, social and economic impacts in a transparent way.

From the Managing Director

This, our fourth sustainability report, focuses on building and improving our performance against our current sustainability objectives.



'Our decision making is guided by the principle that we seek to create value for stakeholders while recognising the need to ensure the sustainability of our business and its impact on the environment and the communities in which we operate.'

Grant King
Managing Director

Over the last couple of years we have come a long way in our sustainability performance as demonstrated by initiatives such as: full reporting of our greenhouse gas emissions both within our business and across the supply chain that delivers energy to our customers; development of a market-leading positioning in the sale of green energy products; provision of solutions for customers in financial hardship; and the launch of employee programs including a share plan.

Many of these initiatives, while sound achievements were easy gains when compared to the challenges ahead of us.

Our decision making is guided by the principle that we seek to create value for stakeholders while recognising the need to ensure the sustainability of our business and its impact on the environment and the communities in which we operate.

In line with this principle, over the next 12 months we will be reviewing how we make the next step change so that we can continue to create value in a more sustainable way.

The review of the company's sustainability objectives, strategies and actions will be conducted by a new sustainability committee including senior managers from across the company.

We look forward to reporting our progress as we evolve our understanding of what sustainability means to Origin Energy.

In this context, one of our major challenges remains how to reduce greenhouse gas impacts of our activities. In order to drive economically viable abatement options and investment in zero or low emission technologies it is critical to have the appropriate national policy framework in place.

Our approach has been to highlight the need for clear policy around valuing carbon by participating in initiatives such as the Australian Business Roundtable on Climate Change which was launched in April 2006.

We look forward to reporting our progress as we evolve our understanding of what sustainability means to Origin Energy.

The Roundtable commissioned economic research that found Australia can significantly reduce its greenhouse gas emissions at an affordable cost by introducing a carbon signal. This research also concluded that acting early was a more sustainable solution than delaying action. Origin Energy will continue working with Australian governments to develop the necessary framework to value carbon and promote investments in low emission technologies.

This year our sustainability report is focused on following areas:

Environment

Our aim is to grow our business in a less greenhouse gas intensive manner.

As a producer of energy, our objective is to decrease the greenhouse gas intensity of the energy available for consumption:

- We progressed the approvals process for two 1,000-megawatt gas-fired power stations. One is at Mortlake in Victoria and the other is close to our gas production plant at Spring Gully in Queensland. Gas-fired electricity generates significantly lower greenhouse gas emissions per unit of electricity generated compared with coal fired plants.
- Our solar plant in South Australia was commissioned and the first SLIVER solar cells were developed for commercial use.

As an energy retailer, we have continued to assist our customers manage the environmental impact of their energy use:

- We sell Green Power to more customers than any other energy retailer in Australia.
- We introduced GreenEarth Gas the first product of its type in Australia to offset a customer's greenhouse emissions through investment to reduce emissions.
- We provide energy efficiency advice to some of Australia's largest companies and have identified more than 214,000 tonnes of CO_2e savings over the last four years.

Alongside our carbon reduction strategies we are also focused on improving our environmental management practices and performance. We believe it is important to provide transparent information to stakeholders on the environmental impacts of our business and we are working to continuously improve our reporting systems. We are able to report no fines or prosecutions for environmental performance in this period. This year however, we have provided a greater level of detail by reporting our environmental incidents by category.

Social

Our employees are a critical stakeholder group as our success relies on attracting and retaining the best people for the needs of our business. A significant sustainability issue for our industry is the shortage of skilled labour. With the current resources boom and a strong Australian labour market generally, the competition for skilled people specifically in project areas is strong.

Initiatives both to develop the capability in our employees and to attract and retain skilled employees support our core objectives. The restructure of our human resources area has been designed to assist us achieve these ends.

After feedback from a work-life balance focused survey and to provide a more flexible working environment, new leave initiatives were launched giving employees more time for care giving responsibilities and options to purchase an extra four weeks of annual leave. In February 2006, we were accredited as an 'Employer of Choice for Women' by the Federal Government's Equal Opportunity for Women in the Workplace Agency (EOWA).

I am very pleased to be able to note that once again fewer employees are being injured at work. Our lost-time injuries improved 4 percent from 2.6 to 2.5 lost-time injuries per million hours worked. This year we also introduced the measure of near misses into this report. Near misses have been reported internally for several years, assisting us in highlighting potential workplace hazards and risks.

Our matched giving and volunteering program has now been running for over a year. Strong relationships have been formed between our employees and charity partners such as The Big Issue. We understand that our employees want to contribute to the community with over 780 hours of volunteering leave taken in 2005.

We are currently involved in several major infrastructure projects and a highlight of the last year was the opening of our Spring Gully Gas Plant, near Roma in Queensland. We were pleased to be able to share the occasion with members of the local community as our strategy is about being welcomed into the communities in which we operate.

Community consultation around current projects such as the Spring Gully and Mortlake power stations

Our commitments

Origin Energy's commitments define the outcomes that we strive to achieve for key stakeholders.

We are committed to:

- Delivering market leading performance for shareholders by identifying, developing and operating value creating businesses across the energy supply chain.
- Delivering value to customers by developing and procuring competitive sources of energy and related products and services that better meet customers' energy needs.
- Creating a rewarding workplace for employees by encouraging personal development, recognising good performance, valuing teamwork and fostering equality of opportunity.
- Respecting the rights and interest of the communities in which we operate by working safely and being mindful of, and attentive to, the environmental and social impact of the resources, products and services we use or provide to others.

Our values

Origin Energy's values describe behaviours that the company expects employees to demonstrate in their actions and the decisions they make in pursing the outcomes we are committed to achieving.

Caring We care about our impact on customers, colleagues, the community, environment and shareholders.

Listening We listen to the needs of others, knowing that an unfulfilled need creates the best opportunities.

Learning We constantly learn and implement new and better ways, sharing information and ideas effectively.

Delivering We deliver on the commitments made in all areas of performance.

and the Kupe gas project in New Zealand have been conducted to understand any community concerns which are considered in the development of the project.

We recognise that energy is an essential service and that access to energy is important for customers to meet their life style expectations. Ongoing feedback has enabled us to continually refine our services for customers facing hardship. During the reporting year we assisted over 17,000 customers through our 'Power On' hardship assistance program.

Economic

In maintaining sustainable economic performance our objective is to provide growing returns to stakeholders. During 2004/05, we created $909 million for our stakeholders. This is a 62 percent increase on the previous year, due to the addition of contributions from Contact Energy of New Zealand. We purchased a 51.4 percent interest in Contact Energy in October 2004.

We have refined our methodology for calculating community investment, which we have detailed in our economic contribution section of this report.

I would like to conclude by thanking Origin Energy's employees for the commitment and effort they have demonstrated in delivering the many initiatives you can read about in this report.

I would also like to thank our stakeholders for your interest in our report. Our aim is to continue to provide stakeholders with the ability to assess our sustainability performance by improving the accuracy, transparency and completeness of our reporting. To help us in this process, we welcome your feedback via the response form in the back of the report.



Grant King
Managing Director

Our principles

Origin Energy's principles provide guidance and direction for decision making.

- We conduct ourselves and our business with due care and in accordance with relevant laws and regulations. We have an overriding duty to ensure the health and safety of our employees, and to minimise the health, safety and environmental impacts on our customers and the communities in which we operate.
- We will add value to the resources that come under our control.
- The value we create will be distributed to stakeholders recognising the need to ensure the sustainability of our business and its impact on the environment and the communities in which we operate.
- When faced with choices, we make decisions knowing they will be subject to scrutiny. We should be able to demonstrate the soundness of our decisions to all stakeholders.
- We encourage diversity and expression of ideas and opinions but require alignment with the company's commitments, principles and values and the policies established to implement them.

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Origin Energy across the supply chain

Origin Energy is a major Australasian integrated energy company focused on gas and oil exploration and production, energy retailing, power generation and utility network management.

Location of key activities and operations



Bonaparte Basin
Darwin
Cairns
Mount Stuart
Townsville
Carnarvon Basin
Gladstone
Surat-Bowen Basin
Roma
BP Bulwer Island
Brisbane
Cooper-Eromanga Basin
Oakey
Perth Basin
Perth
Worsley
Quarantine
Adelaide
Sydney
Osborne
SEA Gas Pipeline
Canberra
Australia
Ladbroke Grove
Melbourne
BassGas Pipeline
Otway Basin
Bass Basin
Devonport
Hobart



Otahuhu A
Otahuhu B
Auckland
Te Rapa
Taranaki Basin
New Plymouth
Poihipi Road,
Ohaaki,
Wairakei
New Plymouth, Taranaki
Wellington
Proposed Kupe Gas Project
New Zealand
Clyde, Roxburgh
Dunedin

Map key

- Origin oil and gas exploration and production permit
- Contact exploration permit
- Origin LPG seaboard terminal
- Rockgas LPG depot
- Origin gas-capable power plant
- Contact gas-capable power plant
- Origin cogeneration plant
- Contact cogeneration plant
- Contact geothermal plant
- Contact hydro plant

Gas



Production volumes (PJe) at 30 June 2005



Gas and ethane 79%
LPG 3%
Condensate 4%
Crude oil 14%

Exploration and production

Origin Energy produces gas and oil from reserves strategically located close to major Australian and New Zealand energy markets, from proved and probable resources of 2,220 PJe. We are the operator of 10 oil and gas onshore production facilities and are participating in three major offshore developments in Australia and New Zealand. Our annual production is over 80 PJe per annum and is set to increase significantly in 2006, with the addition of production from the BassGas and Otway Gas Projects. Origin Energy is also Australia's leading developer of coal seam gas (CSG), which is an abundant, new and reliable gas supply for eastern Australian gas markets.

Electricity



Electricity generation

more than

3,000 MW*

capacity

In Australia, Origin Energy mostly uses gas to generate electricity. We operate four power stations and have interests in a portfolio of cogeneration plants which supply electricity and steam under long-term contracts.

Origin Energy has a 51.4 percent interest in Contact Energy which is responsible for generating about 27 percent of New Zealand's electricity, through its interests in installed generation capacity of more than 2,000 MW. Contact Energy owns and operates 10 power stations in New Zealand, generating electricity from hydro, geothermal and gas sources.

Origin Energy is investing in electricity generation technologies that produce no or low greenhouse gas emissions including:

* Gross installed capacity of power stations in which Origin Energy or its subsidiaries have interests.

Transmission & distribution



Natural gas is transported via high pressure pipelines (known as transmission networks) from gas fields into distribution networks of smaller low pressure pipelines that connect with customers.

Origin Energy operates

20,000 kilometres

of natural gas networks through all mainland states and the Northern Territory*

Origin Energy distributes LPG by road, rail and sea through a network of distribution terminals.

* Origin Energy operates gas networks on behalf of network owner Envestra.

- New SLIVER solar cell technology, which reduces the amount of silicon used in solar panels by up to 90 percent and allows new and innovative solar applications.
- An interest in Geodynamics Ltd, which is developing a world-class fractured rock geothermal resource in South Australia's Cooper Basin. Geodynamics is aiming to harvest the searing heat from about 4.5 km below the Earth's surface to generate electricity.

Gas and electricity retailing

2.1 million
customers in Australia*

630,000
customers* in New Zealand and the Pacific

Natural gas and LPG

1.3 million
*gas customers**

Origin Energy purchases natural gas from producers to sell to around 900,000 residential, commercial and industrial customers in Queensland, South Australia, Victoria and New South Wales. In New Zealand, Origin Energy supplies natural gas to more than 80,000 customers through Contact Energy.

Origin Energy also supplies LPG to around 290,000 homes and businesses in all Australian states. This includes supply to 800 service stations through Vitalgas in which Origin Energy is a joint venture partner with Caltex. In our own right or through local joint ventures and subsidiaries, Origin Energy supplies domestic and commercial LPG and autogas in New Zealand and a number of countries in the Pacific.

Electricity

Origin Energy purchases electricity from the wholesale market to sell to around 900,000 residential and business customers mostly in Victoria, New South Wales and South Australia. In New Zealand, Origin Energy supplies more than 500,000 customers through Contact Energy.

1.4 million
electricity customers*

No. 1
Green Power product in Australia as rated by 16 peak environmental groups

Clean energy products

Origin Energy is a leading provider of environmentally friendly energy and energy-related products including:

- The GreenEarth range of green power products sourced from solar, wind and hydro generators.
- Grid-connected solar panels through which customers generate their own 'green' electricity.
- Clean burning compressed natural gas for city transport fleets and non-ozone depleting refrigerant gases.
- Energy efficiency services to help customers reduce their energy consumption.

* Customer accounts.



Performance summary Environment

Objective	Strategies	2004/05 actions
To measure and accurately report the company's greenhouse gas emissions.	Improve the company's greenhouse gas measurement methodology, audit and report regularly.	• Include Contact Energy (NZ) in the equity accounting of our greenhouse gas inventory. • Work co-operatively with our joint venture partners to agree on consistent greenhouse gas inventory methodology for all our facilities and improve the accuracy and completeness of shared data.
To reduce the greenhouse gas intensity of our energy production and distribution.	Seek economic avenues for reducing greenhouse gas emissions in our energy production activities.	• Progress the proposed gas-fired generation projects. • Offset greenhouse gas emissions from vehicle use associated with our operated assets in Australia from June 2005.
	Identify and invest in renewable energy technologies that are economically viable.	• Complete commissioning of the solar PV manufacturing plant and report on in-field performance of the SLIVER modules. • Complete the evaluation and approvals process for the Troubridge Point Wind Farm. • Evaluate additional opportunities for developing and deploying renewable technologies.
	Seek economic avenues to reduce fugitive emissions.	• Replace 177 km of mains throughout the gas networks under management.
To reduce the carbon intensity of customers' energy consumption.	Provide a range of competitively priced clean energy products and services, which allows customers to choose their level of greenhouse gas intensity.	• Increase Green Power customers base to 50,000 billed customers and lift annual CO_2e savings to 280,000 tonnes for 2004/05. • Launch Greenhouse Friendly Gas by May 2005. • Install 140 kW of solar PV, saving 4,100 tonnes of CO_2e over the life of the systems in comparison with the current NEM average of 1.05 tonnes of CO_2e/MWh. • Release a 10-15 W and 40 W SLIVER solar panel for sale by July 2005. • Achieve greenhouse gas savings of 57,000 tonnes of CO_2e from the environmental refrigerants' portfolio.
	Provide information for our customers so they can measure and reduce the carbon intensity of their energy use.	• Reduce customer greenhouse gas emissions by an additional 20,000 tonnes of CO_2e per annum through energy efficiency consulting services. • Include greenhouse gas emissions on mass market natural gas bills in Victoria and South Australia by June 2005, and on remaining LPG bills by June 2006.
To take all reasonable steps to eliminate or minimise any adverse impact that our activities have on the local environment.	Ensure all environmental impacts are appropriately assessed and all environmental approvals are obtained.	• Obtain environmental approvals for the Kupe Gas Project by December 2005. • Obtain environmental approvals for the proposed Victorian and Queensland generation plants by 2006. • Finalise and implement plans for the processing of mercury from the Yolla field.
	Comply with all environmental conditions of approval and promptly report any non-compliance to relevant authorities.	• No breaches of obligations under environmental laws, regulations or licences. • No reportable hydrocarbon spills that contaminate land or water. • Further evaluate management options for produced water in coal seam gas areas. • Complete reverse osmosis trials at Spring Gully by December 2005, and report findings to stakeholders. • Continue to understand and monitor extraction of coal seam gas water from aquifers in the Bowen and Surat Basins. • Measure and report paper consumption in Australian offices. • No noise complaints.
	On completion of use, ensure land is managed and/or rehabilitated to appropriate environmental standards.	• Before relinquishment, rehabilitate all gas or petroleum exploration sites so vegetation can be re-established to be consistent with the area. • Monitor all contaminated sites to ensure appropriate remediation plans are in place and obtain acceptance from relevant state regulatory authorities for those plans. • Complete Launceston and Newstead remedial works including sign off by relevant authorities by the end of 2005 and June 2006 respectively. • Sell a former gas manufacturing site in Sandgate, Queensland to a suitable developer who will be obliged to complete remedial works including sign off by relevant authorities within a specified period following the sale. • Monitor the groundwater at the former gas manufacturing site at Osborne, South Australia, to assess the impact of metal stabilisation works.

Achieved ○ In progress ● Not achieved ● E&Y verifi

Performance



- Contact Energy data included in the equity greenhouse gas inventory.
- Work is ongoing with joint venture partners on improving accuracy and completeness of data.

- In late 2005, we issued environmental impact statements for public comment as part of the approvals process for the Spring Gully and Mortlake power station projects.
- Assessment continues on appropriate offset programs.

- Solar manufacturing plant commissioned. Mark 1 SLIVER modules passed IEC 61215 performance standards. First sales secured in June 2005.
- Evaluation completed, project on hold, due to a lack of investment incentives including Australian government decision not to increase the Mandatory Renewable Energy Target.
- A range of projects are being reviewed, with a low emissions technology investment strategy to be developed.

- 150 km of older cast-iron mains replaced.

- Green Power customer base increased to 55,137 customers billed as at 30 June 2005, saving more than 311,000 tonnes of CO_2e for 2004/05.
- In May 2005, launched GreenEarth Gas – the first product in Australia to offset a customer's greenhouse emissions against investments to reduce emissions. By 30 December 2005, we had sold around 4,500 GreenEarth Gas contracts.
- Installed 233 KW of grid-connected solar systems, which will save more than 8,000 tonnes of CO_2e over the life of these systems.
- We produced and sold a small number of 10 watt SLIVER panels. Rather than producing 40 watt panels we are concentrating on manufacturing 75+ watt SLIVER panels for the domestic and international grid-connect markets.
- Achieved 27,700 tonnes of CO_2e savings from the refrigerants portfolio. Shortfall was due to a mild summer affecting sales.

- Our energy efficiency team helped customers to identify projects to reduce their greenhouse gas emissions by more than 54,000 tonnes of CO_2e.
- During 2005, we began including greenhouse gas emission information on most residential LPG and natural gas bills. By June 2006, we will provide this information on most LPG residential customer bills for those customers supplied directly by Origin Energy.

- All environmental approvals have been granted.
- In late 2005, we released environment effects statements for Spring Gully and Mortlake generation projects for public comment.
- A waste disposal contract has been finalised with the mercury being transported to Europe for reprocessing.

- The sewage treatment plant at Spring Gully which processed waste from construction and operations camps was not working adequately, resulting in breaches. These breaches were reported to the EPA. Modifications have been made to the process to prevent further breaches. An incident also occurred involving 1,000 litres of diesel spilling on to our unmanned Yolla Platform, in Bass Strait, which was reported to the regulator. We had no fines or prosecutions.
- One level three hydrocarbon spill was reported, details are on page 22.
- Origin Energy contributed to a coal seam gas water study report. Issued in August 2004, the report was jointly funded by government and industry.
- A reverse osmosis trial at Spring Gully indicated that produced water can be treated to a high quality that is suitable for reuse – such as for irrigation. We are investigating full-scale processes. Alternatively, the water may be used for cooling in a proposed power station.
- Ground water modelling indicates that extracting water at Spring Gully is unlikely to have a significant impact on other potential ground water sources. We have implemented ground-water monitoring to confirm our analysis.
- We reduced our paper consumption by 5 percent saving $11,500.
- In 2004/05, we received two noise complaints – one at Ladbroke Grove Power Station and one at the Spring Gully Gas Plant.

- During 2004/05, we disturbed some 373 hectares of land for oil and gas exploration and development. We rehabilitated more than 218 hectares.
- We are investigating the need for rehabilitation at three sites (Port Pirie, Sale, and Broken Hill); regularly monitoring two sites (Brompton, Mount Gambier); and remediating three sites (Newstead, Launceston and Osborne).
- We completed site remediation work at Launceston, Tasmania, and will monitor groundwater for 18 months to determine the program's success.
- We continued remediation work at Newstead by removing contaminated soil to an approved landfill. Expect to complete remediation by December 2006.
- In October 2005, we entered into a conditional contract for the sale of our Sandgate site in Queensland for the purchaser to remediate the site to the level required for residential use within two years.
- Each six months, we conduct three sampling events to monitor groundwater at Osborne in South Australia.

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Performance summary Social

Objective	Strategies	2004/05 actions
To provide a satisfying and rewarding working environment for all our employees.	Provide employment conditions consistent with community expectations.	• Improve the processes for identifying and capturing the principal reasons why employees leave, and analyse to determine whether areas of high turnover might benefit from any changes to practices or policies. • Introduce new reward and recognition schemes to better identify and reward improvers and performers within our Customer Contact Centres and telephone sales teams. • Review and report the results of the culture and leadership programs in the Customer Contact Centres by June 2006. • Link work-life balance initiatives and policies into an integrated package by December 2005 and communicate it to employees.
	Work towards having Origin Energy's workforce reflect the diversity expected by the communities in which we operate.	• Commence application process for EOWA Employer of Choice by June 2005. • Analyse the cultural diversity of external recruits and internal promotions and transfers.
	Provide access to the necessary job training and assist employees obtaining additional skills to develop their careers.	• Monitor and report the completion of career development plans within the Performance Management System framework. • Improve the process of measuring total hours invested in employee training. • Ensure development and training programs are in place to fulfil skill and experience requirements of future leaders in the company.
	Encourage and support employee participation in community-based activities that form part of the company's corporate community involvement.	• Build awareness of the volunteering opportunities available through the Matched Giving Program.
	Provide guidance to management and employees on the company's values and the interpretation of those values.	• Publish the company's Code of Ethics by December 2005 and integrate into relevant policies and procedures.
To eliminate or manage hazards and practices in our business that could cause accident, injury or illness to people, damage to property, or unacceptable impacts on the environment.	Continuously improve the Health, Safety and Environment Management System.	• Complete an external audit of the implementation of the HSEMS across the business by December 2005. • Review high-risk operational control procedures. • Reduce employee lost-time and moderate medical treatment injuries per million hours worked from 7.3 to 6.7. • Review contractor management processes across the organisation by December 2005. • Review and implement recommendations from the Tarantula 1 gas well incident, and complete the implementation of the Coroner's recommendations from the Myall Creek Enquiry.
To maintain community support and goodwill for the company's activities.	Maintain an open and constructive approach to gaining access to land and resources.	• Implement community consultation and communications plans for all new major project developments. • Develop and implement regional plans for community involvement where Origin Energy has, or expects to have, a major presence.
	Identify and participate in public debates where we can make a relevant and meaningful contribution.	• Document process for formal consultation with government to assist the development of effective and efficient policy.

Achieved In progress Not achieved E&Y verifi

Performance

- Through exit interviews, we collect information from employees leaving the business and undertake ongoing data analysis.

- We introduced a sales incentive program in our National Customer Contact Centre. Incentive programs are available to team leaders to reward and recognise initiative and achievement and encourage continuous improvement.
- We introduced a dedicated team to champion employee communications and change initiatives in Customer Contact Centres. We identified positive trends in the last quarter of 2005, and expect to report further improvement when these programs are reviewed in June 2006.
- A draft integrated package has been developed but not fully implemented. However, in October 2005 we introduced a purchased leave program and incorporated additional leave provisions into our parental, adoption and carer leave policies.



- In February 2006, Origin Energy was awarded EOWA Employer of Choice.
- During 2004/05, we included a questionnaire in each new-employee information pack to enable employees to volunteer information on their cultural background, foreign experience, language abilities, educational qualifications, disability and age. This greater understanding allows us to better target development programs to meet specific needs.

- During 2004/05, our monitoring indicated that improvements in the completion, appropriateness and effectiveness of career development plans needed to be prioritised.
- During 2004/05, improvements to capture hours were made and our employees attended 48,971 hours of training.
- In January 2006, as part of a restructure of our Human Resources department, we appointed a Group Manager Learning and Development to assess program opportunities.

- More than 780 hours of endorsed volunteering leave was taken during 2005.

- We communicated to employees a refreshed Code of Conduct including new commitments to stakeholders, principles to guide decision making and our values in December 2005. Policies have been aligned with the code.



- The HSEMS is under review. Revised standards will be audited by June 2007.

- Review of procedures for isolation and lockout, confined space entry and major hazard facilities is in progress.
- Achieved target with 5.3 lost-time and moderate medical treatment injuries per million hours worked.

- Reviewed and implemented revised contractor management processes and procedures.
- Following internal and external investigations of the Myall Creek incident and internal investigation of the Tarantula incident we developed and implemented 35 action items to improve safety management of drilling operations. No report is available from regulators on Tarantula to date.



- Released Community Consultation and Communications Guidelines in January 2005. Used guidelines in developing communications plans for new development projects.
- During 2004/05, we drafted Regional Community Involvement Guidelines, to provide a framework for developing strategies in communities in which we have major involvement. Guidelines are being trialled at Spring Gully.

- Process has been documented.

Performance summary Social and Economic

Objective	Strategies	2004/05 actions
To maintain community support and goodwill for the company's activities.	Maximise value of company sponsorship to recipients by focusing on activities that most leverage Origin Energy's skills and resources.	• Expand environmental education programs into New South Wales and Queensland and continue to expand and leverage existing programs in Victoria and South Australia.
	Facilitate improved access to services and support the disadvantaged in our community so they can also enjoy the comforts of energy use.	• Continue to review energy audit and advice services and monitor the effectiveness of these services. • Improve our ability to identify customers requiring payment assistance. • Develop better measures of customers in financial hardship.
To provide sustainable returns to Origin Energy's key economic stakeholders.	Provide shareholder returns in the top third of comparable companies.	• Achieve an Operating Cash Flow After Tax Ratio of greater than 9.4 percent.
	Ensure that the contribution the company makes to the community through payment obligations to government is identified and reported.	• Establish processes to improve the reporting of physical payments of tax made to government by June 2006.
	Identify appropriate levels of investment in community activities.	• Externally verify our methodology for calculating investment in community activities.

Economic pages 38-39

◎ Achieved ○ In progress ● Not achieved ● E&Y verifi

Performance



○—— Expansion of the program into New South Wales and Queensland was delayed. We continued to expand our energy educational programs in South Australia and Victoria with 1,733 kits being requested by 952 educational institutions in 2004/05.

◎—— We referred 168 customers to our audit and advice service, with most customers able to reduce their consumption by between $40 and $70 per quarter. We continue to monitor this service.

◎—●— In order to improve the way we manage customers in hardship, we rolled out a training program in November 2005 to help our staff encourage customers to feel comfortable about telling us if they are having difficulty in paying their bills.

○—— No new measures were developed due to the complexities of identifying customers in hardship. Our approach has been to train staff to help customers self identify (see above).

◎—— The Operating Cash Flow After Tax Ratio, excluding Contact Energy, for the year to 30 June 2005 was 14.4 percent – well above our 9.4 percent target.

◎—— Established a better understanding of where payment of tax to all levels of government can be identified within the financial systems.

◎—●— Ernst & Young verified our methodology for calculating investment in community activities. Procedures performed and key findings are reported on page 39.

Definitions of performance indicators:

- ◎ Achieved – *Achieved within the reporting period or as stated.*
- ○ Partially achieved – or in progress as at March 2006.
- ● Not achieved – Not achieved within the reporting period or as stated.
- ● E&Y verified – Verified as outlined in Ernst & Young statement on page 46. These items were selected by Origin Energy as key areas of focus for each objectives during the reporting period.

Environment Greenhouse gas emissions

Climate change

The past 12 months have been historic in the context of national and international debate on climate change issues.

Origin Energy believes energy producers and consumers must acknowledge that we are now operating in an environment increasingly constrained in its ability to absorb greenhouse gases without unacceptable environmental impacts. However, while investors are anticipating a carbon constrained future, there is little appetite to invest without a suitable regulatory framework.

There is a need for clear policy around costing carbon to attract investment in renewable or low emission technologies.

Origin Energy supports policies that advocate early action and complement longer-term efforts to develop and deploy breakthrough technologies. We also support the use of market-based instruments to create the incentives for private investment in lower greenhouse intensive technologies. In order to better understand the range of policy options and potential impacts on investment decisions, Origin Energy has been involved in a range of external activities with our stakeholders and like minded companies.

Australian Business Roundtable on Climate Change

As part of the Australian Business Roundtable on Climate Change, we have been working with BP Australia, Insurance Australia Group, Swiss Re, Visy Industries, Westpac and the Australian Conservation Foundation to better understand the business risks and opportunities associated with climate change. The Roundtable commissioned CSIRO to quantify climate impacts on Australia. CSIRO concluded that Australia is vulnerable to climate change but that reducing global greenhouse gas emissions may reduce the rate and magnitude of climate change which will give more time to adapt to a harsher and more varied climate.

Given the scientific advice that there is a strong incentive to act early to reduce emissions, the Roundtable commissioned The Allen Consulting Group to analyse what it will cost to substantially reduce greenhouse gas emissions as a part of an international response. This research demonstrated that Australia can deliver a 60 percent reduction from year 2000 levels by 2050 at an affordable cost. Furthermore, the economic modelling illustrated that the longer we delay action, the more expensive it becomes for business and the wider Australian economy to reach the deep cuts.

This research demonstrated that Australia can deliver a 60 percent reduction from year 2000 levels by 2050 at an affordable cost.

A key outcome of this research for Origin Energy is that early, affordable steps to reduce greenhouse gas emissions may delay the need for drastic and costly reductions later. Lack of agreement on long-term solutions cannot be used as an excuse to avoid near-term actions.

In order to apply a carbon constraint in line with goals for long-term deep emission cuts, Origin Energy supports the introduction of a national emissions trading scheme as being the appropriate policy response. It will be important that an Australian scheme is able to link internationally and the scheme must take into account the risks to international competitiveness. We are convinced that our long-term business competitiveness will benefit by leading the development of market-based solutions to the climate change issue.

Asia Pacific Partnership on Clean Development and Climate

The Australian Government has committed to technology development under the Low Emission Technology Development Fund and the Asia Pacific Partnership on Clean Development and Climate. The key will be to unlock private sector investment in order to deploy the low emission technologies at sufficient commercial scale to reduce costs to acceptable levels. In January 2006 in Sydney, Origin Energy's Managing Director, Grant King, joined with other business leaders to develop a workplan for the development of low emission technologies through the member countries of the USA, Japan, South Korea, China, India and Australia. Origin Energy will be contributing to the taskforces on cleaner fossil fuels and renewable power generation.

11th Conference of the Parties, Montreal

During November-December 2005 Australia participated in the United Nations Conference in Montreal – the largest intergovernmental climate conference since the Kyoto Protocol was adopted in 1997. As an outcome of this meeting, a new government working group was established to discuss future commitments for developed countries for the period after 2012. Technology was at the centre of discussions to reduce emissions and adapt to climate impacts. Countries agreed to foster the development and transfer of such technologies.

Origin Energy supports the focus on post-2012 international action and is well positioned to contribute to the discussion around Australia's role in that future response.

Objective

To measure and accurately report the company's greenhouse gas emissions.

Origin Energy measures the greenhouse gas emissions from our facilities and across the supply chain that delivers energy to our customers, so that we identify greenhouse gas reduction opportunities.

Our supply chain

Included in our supply chain* are emissions from our energy production and third party purchases of energy required to meet customer demand, as well as the direct emissions from customer use of natural gas. The external emissions make up about 88 percent of the full supply chain emissions. Origin Energy includes the full scope of greenhouse gas emissions in this manner as it is an important element of our risk management process. By focusing on the full supply chain, we can identify a broader range of opportunities to reduce emissions. We are committed to working with our suppliers and customers to adopt cost effective strategies to reduce the overall intensity of our energy products.

In 2004/05, the total emissions across the Origin Energy supply chain increased 4 percent to 32.8 $MtCO_2e$. This represents 12 percent of Australia's stationary energy emissions.

In 2004/05, the emissions intensity across the Origin Energy supply chain increased 3 percent to 122 kt/PJe.

* Excludes Contact Energy.

Our greenhouse gas inventory

We have reported our company greenhouse gas inventory using both equity and operated accounting. Equity accounting describes our emissions profile in relation to the assets we own, in a similar way to financial reporting. We included our share of Contact Energy's emissions for the nine months of the reporting period that we held a 51.4 percent equity stake. The operated inventory includes emissions only from activities where we have operational control.

This year, we have extended our reporting to include more detail on our company inventory by providing data on greenhouse gas intensity – a measure of the greenhouse gas impacts associated with a unit quantity of energy, whether it is gas or electricity. The reporting of greenhouse gas intensity for each of our major business activities is in line with our objective to meet growing demand for energy with less greenhouse gas intensive forms of energy such as natural gas or renewable energy.

Total supply chain emissions ($MtCO_2e$)



35
30
25
20
15
10
5
0
2002
2003
2004
2005
Origin-owned emissions*
Other emissions across the supply chain

* Origin equity-accounted emissions.

Total supply chain intensity ($ktCO_2e/PJe$



140
120
100
80
60
40
20
0
2002
2003
2004
2005

Greenhouse gas emissions – Operated basis

Intensity (kt/PJe)



20
15
10
5
0
2004
2005

Greenhouse gas emissions – Equity accounted basis

Intensity (kt/PJe)



25
20
15
10
5
0
2004
2005

Environment Greenhouse gas emissions



From January 2004, we have sourced electricity for our Australian offices, shops, LPG terminals and our solar plant from our Green Power portfolio.

Objective

To reduce the greenhouse gas intensity of energy production and distribution.

On an operated basis, our 2004/05 greenhouse gas inventory was 2,411 ktCO_2e, an increase of 9 percent over 2003/04 and an increase of 10 percent on our baseline year primarily due to new production projects in the reporting year. The intensity level, based on our own operations, was 15 kt/PJe which is 13 percent higher than the previous year. The increase in intensity was primarily a result of the commissioning phase of major gas production activities.

On an equity accounted basis, our emissions were 3,613 ktCO_2e in 2004/05, a 36 percent increase from the previous year. The majority of this increase was due to the inclusion of our share of Contact Energy's emissions for the nine months of the reporting period that we held a 51.4 percent equity stake. Contact Energy's emissions are predominantly from gas-fired and geothermal power stations which are low greenhouse intensive operations.

The increase in the intensity of energy supplied, measured as kt/PJe was a result of the higher emissions from gas production and distribution on a per unit of energy basis. We reported an overall intensity for the equity accounted inventory of 21 kt/PJe for 2004/05. The inclusion of Contact Energy's generation emissions resulted in a lower intensity overall for the generation activities.

Exploration and Production

On an operated basis, there was an increase of 21 percent from 558 ktCO_2e to 675 ktCO_2e due to the start up of the Spring Gully coal seam gas facility.

In the next reporting period, there should be a reduction in emissions at Spring Gully due to significantly less flaring at the gas plant as a result of the sale of produced gas.

On an equity accounted basis, our greenhouse gas emissions for Exploration and Production increased nine percent to 1,333 ktCO_2e. Greenhouse gas emissions from our interest in the Cooper Basin represent more than 50 percent of our inventory from our equity portfolio of upstream assets. The Cooper Basin assets are operated by Santos.

Generation

The intensity level of our operated generation business increased by three percent to 213 $ktCO_2e$/PJe, which includes steam production. It is expected that the greenhouse gas intensity could decrease in the next period as a change of gas supply is in progress at the Ladbroke Grove Power Station due to supply constraints from the Ladbroke gas field. The alternate gas to be supplied from Victorian gas fields via the SEA Gas Pipeline, has a lower carbon dioxide content. Gas to one of the power station units is now being delivered through a new Origin Energy gas pipeline connected to the SEA Gas Pipeline. Conversion of the second power station unit is scheduled to occur in mid 2006.

Based on the lower greenhouse gas intensity of gas via the SEA Gas Pipeline, the changeover project has been accredited under the New South Wales Greenhouse Gas Abatement Scheme, enabling Origin Energy to earn future New South Wales greenhouse gas abatement certificates.

The greenhouse gas intensity level from our equity accounted generation portfolio reduced by about 30 percent in 2004/05 compared with the previous year, as a result of the inclusion of our equity share of Contact Energy's emissions and steam. In the reporting period, the intensity from the combined generation activities on an equity basis was 77 kt/PJe.

Networks

Our Networks business operates natural gas networks, mostly on behalf of Envestra – in which we have a 17.5 percent equity share. Greenhouse gas emissions result from the leakage of gas from pipelines within the networks. This leakage is difficult to measure accurately; therefore, we have used total unaccounted-for-gas derived from accounting data. This estimate includes variances related to metering and calibration in addition to actual losses.

During 2004/05, 150 km of mains were replaced as part of Envestra's ongoing commitment to replace older cast iron mains. In 2004/05 Networks' greenhouse intensity was 11 kt/PJe, an eight percent increase from the previous period.

The increase is thought to be related to variances in the measuring of gas losses, due to variable in-service measurement constraints, which are a small proportion of overall volume of gas flowing through the line.

LPG transportation

Emissions from LPG transportation come from the combustion of transport fuels – mainly diesel for ships and trucks. In 2004/05, our equity emissions increased from 9 $ktCO_2e$ due to the full-time charter of two additional supply vessels. These vessels are used to provide LPG to our Pacific and east coast Australian operations.

Offices

We are now able to report zero emissions from our Australian offices, shops, LPG terminals and solar manufacturing plant. From January 2004, we have sourced electricity from our Green Power portfolio of wind power contracts. Our budgeted commitment is in the order of $500,000 per year.

Greenhouse gas emissions – Operated basis

Emissions ($ktCO_2e$)



2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005

Greenhouse gas emissions – Equity accounted basis*

Emissions ($ktCO_2e$)



4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005

* Includes Contact Energy for the nine months of the reporting period.

Strategies	2005/06 actions and targets
Improve the company's greenhouse gas measurement methodology, audit and report regularly.	• Work co-operatively with our joint venture partners to agree on consistent greenhouse gas inventory methodology for all facilities and improve the accuracy and completeness of shared data.
Seek economic alternatives for reducing greenhouse gas emissions.	• Progress the proposed gas-fired generation projects. • Finalise conversion of the Ladbroke Grove Power Station to operate on gas supplied from the SEA Gas Pipeline.
Identify and invest in renewable energy technologies that are economically viable.	• Secure an international development and marketing partner for SLIVER solar cell technology.
Seek economic avenues to reduce fugitive emissions.	• Replace 151 km of mains throughout the gas networks under management.

Objective

To reduce the greenhouse gas intensity of our customers' energy consumption.

Origin Energy offers energy products to help residential and business customers to reduce the greenhouse gas intensity associated with their energy use and to reduce their energy use.

Green electricity and offsets

Through Origin Energy GreenEarth, we offer clean electricity from hydro, wind, biomass and solar sources. These generation methods produce electricity with zero greenhouse gas emissions.

Our 2004/05 target was to increase our green electricity customer base to 50,000 billed customers and lift the annual CO_2e savings to 280,000 tonnes. We exceeded this target, with 55,137 customers at 30 June 2005 and annual CO_2e savings of more than 311,000 tonnes. Of this amount, 192,073 tonnes was sourced from renewable energy generators commissioned before 1997 and 119,311 tonnes came from predominately new renewable generation projects. We maintained our market-leading position with more customers purchasing green electricity from us than any other energy retailer in Australia.

During the reporting period, we purchased 364,868 Renewable Energy Certificates to meet our regulatory obligations and the needs of our green electricity customers, an increase of 46 percent over the previous year.

Greenhouse abatement

In June 2002, we entered the New South Wales residential electricity market. In January 2003, the Greenhouse Gas Abatement Scheme (NSW GGAS) commenced, requiring all electricity retailers within New South Wales to reduce the greenhouse gas emissions associated with electricity purchases. To meet this requirement, Origin Energy has undertaken a variety of greenhouse gas reduction activities.

In 2005, we distributed 831,204 energy efficient light globes to Sydney residents. In accepting a light globe, the recipient signs over the greenhouse credit to Origin Energy, allowing Origin Energy to use it towards our NSW GGAS obligations. The 2005 program will save 415,600 tonnes of CO_2e over the life of the light globes.



The 2005 energy efficiency light globes program saved 415,600 tonnes of greenhouse gas emissions.

In June 2005, Origin Energy received accreditation under the New South Wales GGAS to create greenhouse abatement certificates generated from the gas cogeneration plants at Royal Melbourne, St Vincents and Alfred hospitals.

In November 2004, Origin Energy signed an agreement with Carbon Banc to deliver carbon credits from oil mallee sequestration plantations. At 30 September 2005, Carbon Banc had planted 920 hectares of oil mallee eucalyptus trees in western New South Wales, close to Condobolin, Parkes and Dubbo. Another 80 hectares will be planted early in 2006. When completed, Origin Energy will purchase the majority of the carbon credits generated from these plantations for New South Wales greenhouse gas abatement certificates.

GreenEarth Gas

In May 2005, we launched GreenEarth Gas, the first product in Australia to offset the customer's greenhouse gas emissions from natural gas usage and accredited under the Australian Greenhouse Office's Greenhouse Friendly program™. The greenhouse gas emissions are offset by the Yellowbank Flare project which reduces waste methane produced at the Yellowbank gas production facility in central Queensland. By the end of 2005, Origin Energy had approximately 4,500 GreenEarth Gas customers.

During 2005, to assist customers assess the impact of their gas use, we began including greenhouse gas emission information on most residential natural gas bills for customers in Victoria, New South Wales and Queensland. We will provide this information on most residential LPG customer bills by June 2006.



^ As part of an extensive redevelopment for the 2006 Commonwealth Games, we installed photovoltaic solar panels on the new members stand entrance at the Melbourne Cricket Ground. More than 15 kilowatts of large commercial panels will generate 10 to 15 megawatt hours of electricity each year and reduce greenhouse gas production by 450 tonnes over the system's life.

Solar energy

With 30 percent of the national market, we continue to be the Australian retail market leader for installation of grid-connected solar photovoltaic panels with strong sales in Victoria and South Australia.

Grid-connected solar systems enable excess power generated by the panels to be fed back into the national grid and credited to the customer's account, while customers retain all the benefits of connection to the grid.

For 2004/05, we exceeded our installation target of 140 grid-connected solar systems, installing 233 kilowatts of systems. During their estimated 30 year life, these systems will save more than 8,000 tonnes of CO_2e production.

During the reporting period, large commercial systems were installed at Parliament House in South Australia, the Melbourne Cricket Ground (MCG) and the Yarra Trams Green Depot in Melbourne.

In South Australia, we are producing solar panels using our unique new SLIVER technology. This technology uses mono-crystalline silicon to give high performance benefits such as improved output under shady conditions, enabling the panels to operate better in real-world conditions.

We have produced and sold a small number of our unique 10 watt SLIVER panels. During 2004/05, our SLIVER technology won a Banksia Environmental Award, a Global 100 Eco-tech Award, an inaugural Australian Institute of Energy 'Excellence in Energy' Award and a $5 million grant from AusIndustry's Renewable Energy Development Initiative (REDI) program. We are currently concentrating on manufacturing 75+ watt SLIVER panels for the domestic and international grid-connected markets.

Compressed natural gas

Compressed natural gas (CNG) is one of the cleanest burning commercial fuels available. CNG vehicles are quieter and produce less harmful air emissions than their diesel fuelled equivalents.

<< To help Origin Energy meet its greenhouse gas reduction targets under the New South Wales Greenhouse Gas Abatement Scheme, we gave away energy efficient light globes at various locations in Sydney, including Sydney Central Plaza pictured left. When accepting the light globes, the recipient signed a form giving Origin Energy the right to create greenhouse abatement certificates from the greenhouse gas reduction that results from the use of the light globes.

Environment Clean energy choices

We provide refuelling infrastructure for natural gas vehicles and, during 2005, we developed significant facilities in Western Australia. Our refuelling facilities at the Morley and Bayswater bus stations began operations, and we opened a temporary facility at the Fremantle bus depot. We are constructing new facilities at the Fremantle, East Perth and Southern River bus depots.

Refrigerant gases

Some refrigerant gases used in truck and car air conditioners and commercial freezers contribute to greenhouse gas emissions and cause ozone depletion. We market refrigerant gases that are more environmentally friendly than traditional gases.

During the reporting year, our sales of environmentally friendly refrigerants helped our customers to save 27,700 tonnes of CO_2e.

Energy efficiency

For seven years, our energy efficiency team has provided advice to a wide range of businesses on reducing gas and electricity consumption. The team has developed a collaborative approach to identifying opportunities and implementing energy saving actions.

During 2004/05, the team helped our customers to identify energy efficiency projects that enabled them to reduce greenhouse gas emissions by more than 54,000 tonnes of CO_2e.

This includes projects with a major packaging group and a major steel products group.

Strategies	2005/06 actions and targets
Provide a range of competitively priced clean energy products and services, which allows customers to choose their level of greenhouse gas intensity.	• Develop a CO_2 offset LPG product to allow customers the choice of CO_2 neutral LPG by December 2006. • Increase green electricity customer base to 80,000 billed customers, saving 320,000 tonnes of CO_2e by June 2006 – including 130,000 tonnes from Green Power approved electricity. • Increase GreenEarth Gas customer base to 6,000 customers billed with annual greenhouse gas savings of over 10,000 tonnes of CO_2e by June 2006. • Achieve greenhouse gas savings of 39,000 tonnes of CO_2e from the environmental refrigerants portfolio. • Identify further greenhouse gas abatement opportunities. • Finalise power purchase agreement for the Boral landfill site at Deer Park. • Reduce a further 300,000 tonnes of greenhouse gas emissions in New South Wales by giving away 60,000 energy efficiency packs (shower heads and light globes). • Construct CNG facilities at Fremantle and Southern River bus depots in Perth.
Provide information for our customers so they can measure and reduce the carbon intensity of their energy use.	• Reduce customer greenhouse gas emissions by an additional 20,000 tonnes of CO_2e through energy efficiency consulting services. • Include greenhouse gas emissions on LPG bills by June 2006.


We encourage our people to report environmental impacts associated with our activities.

<< The wetlands at the Lang Lang Gas Plant treat rainfall run off from the gas plant process areas and surrounding land. A combination of plants, microbes, sunlight and settlement enable wetlands to treat water.

Objective

To take all reasonable steps to eliminate or minimise any adverse impact that our activities have on the environment.

Responsible environmental management is fundamental to Origin Energy's approach to sustainable development. Our Health, Safety and Environment policy commits us to company-wide standards of environmental management that are appropriate to our business. Our policy is to understand and minimise our impact on the environment in all our activities. Our primary intention is to continually improve our environmental performance.

Our company-wide approach to managing specific environmental issues is set out in our Health, Safety and Environment Management System.

Each of our sites operates in accordance with company-wide health, safety and environment policies and standards. These policy and standards are implemented through site-specific programs, procedures and initiatives.

Our environmental impacts

We aim to comply with all environmental regulations and conditions attached to our approvals to operate, and promptly report any non-compliance to relevant authorities.

Our activities, through unplanned events such as accidental spills or discharges, have the potential to impact on the environment. Typical environmental impacts associated with exploring for, and producing, oil and gas, generating electricity and managing utility networks include:

- Emissions to atmosphere.
- Impacts associated with generating, storing and disposing of waste and by-products including produced water.
- Disturbed land.

Environment Environmental management



<< *Our Spring Gully Coal Seam Gas Plant produces some 677 megalitres of water, with 20 percent being reused for drilling and construction. The remaining water is diverted to evaporation ponds.*

We encourage our people to report environmental impacts associated with our activities. To increase our understanding and improve our company-wide performance, we maintain a register of all identified environmental incidents. Such incidents are classified from level one – lowest impact – through to level five – greatest impact – in line with categories on our risk matrix. These levels are detailed in the Incident Classification table.

Of the 167 incidents we identified during 2004/05, 154 were classified as level one, 12 were classified as level two and one was classified as a level three. We did not record a level four or level five incident during the year.

Reporting all known incidents enables us to provide a greater level of transparency and provides us with analysis opportunities to help prevent higher level incidents. Level one incidents have limited impact on the environment. Examples include small oil or chemical spills that are fully contained and cleaned up, along with individual noise or odour complaints.

Incident classification	Example	Incidents
Level one Incidents with minor consequences, requiring a local response and causing no significant environmental impacts.	Small hydrocarbon spills which are successfully contained and cleaned up.	154
Level two Events contained within a site, resulting in short-term impact but not affecting ecosystem function.	Burst irrigation lines with the loss of significant quantities of produced water.	12
Level three Offsite release that is contained or an immediately reportable event resulting in short-term impact to ecosystem function.	A significant hydrocarbon release to air, land or water in an emergency situation.	1
Level four Recoverable major offsite release, resulting in impairment of ecosystem function or habitat.	Fire within a processing plant or oil platform.	0
Level five Uncontained, long-term and serious environmental degradation or damage, resulting in lasting impairment to an ecosystem function or habitat.	Undetected and uncontained leak of a significant quantity of oil from a pipeline into a waterway or other sensitive area.	0

We classified our most serious incident as a level three. This incident involved 1,000 litres of diesel spilling onto our unmanned Yolla Platform, in Bass Strait, during a storm. Classified as a level two incident, sampling indicated that the sewage treatment plant processing waste from the Spring Gully construction and operations camp was not working adequately, resulting in breaches of environmental regulations. Modifications have been made to the process to prevent further breaches.

Produced water

Water is a common by-product of oil and gas production, usually found in hydrocarbon reservoirs. Generally saline, this produced water also contains hydrocarbons and is unfit for human consumption or irrigation. During 2004/05, we produced 800 megalitres of water as part of our oil and gas production, a 50 percent increase on the previous year.

More than half the water we produced comes from extracting gas from coal seams by reducing ground water pressure within coal seams to liberate gas from the coal's surface.

Our largest coal seam gas project is at Spring Gully, in the Bowen Basin. During 2004/05, we produced some 677 megalitres of water at Spring Gully, reusing some 20 percent for drilling and construction. We divert the remaining water to evaporation ponds. Ground-water modelling indicates that extracting this water will not have a significant impact on other potential ground water sources. We will implement ground-water monitoring at Spring Gully to confirm the ground-water modelling.

We are assessing plans for reusing produced water at Spring Gully. During the reporting period, we completed a small reverse osmosis trial which indicated that the produced water can be treated to a high quality, making it suitable for reuse – such as for irrigation. Initial modelling shows this process may be commercially viable and we are investigating full-scale processes. Alternatively, the water may be used for cooling in a proposed power station at Spring Gully.

Air quality

During 2004, detailed analysis of the gas stream from the Yolla development wells in Bass Strait found impurities such as benzene, toluene, xylene and hydrogen sulphide. We installed an incinerator to burn these pollutants, which we will test when the Yolla plant is operational.

During the 2004/05 period, SO_x levels were in line with production. However, there was an increase in NO_x emissions from our generation assets of 29 percent. Ladbroke Grove had a 20 percent increase due to a lower heat rate from running at a reduced load as variations in heat can cause variations in NO_x emissions. There were higher NO_x emissions, in line with increased electricity generation at our Roma and Mt Stuart power facilities.

Noise and acoustics

We received two noise complaints. One was the result of our Ladbroke Grove Power Station in South Australia, running at reduced output that increased noise for a limited period. Noise levels were not above licence requirements. A noise complaint was also received from a landholder at Spring Gully. Follow-up noise monitoring was conducted.

Operated exploration and production facilities – Produced water (ML/yr)



2003
2004
2005
800
700
600
500
400
300
200
100
0
Denison Trough
Spring Gully
Moura
Peat
Surat
Talinga
Katnook
Beharra Springs
Jingemia
Tubridgi

Biodiversity

We work to understand flora, fauna and habitat diversity at each of our operations and developments, along with any potential impacts from our activities. Our most active development site is Spring Gully, and so our biodiversity monitoring programs are more comprehensive at this site. Listed as a threatened species, the squatter pigeon is a medium-sized ground-dwelling bird that has been sited in the Spring Gully area. We conduct fortnightly monitoring to record the prevalence of this species.

In 2004/05, vegetation assessments were completed for the construction of gas supply pipelines around the Victorian towns of Hurstbridge, Bairnsdale and Paynesville and on the Mornington Peninsula. Vegetation surveys are conducted within environmental management plans and are used to avoid environmentally significant areas and determine necessary environmental controls.

Wetlands – Quarantine Power Station

The Mangroves of Torrens Island near Adelaide, South Australia, are home to a variety of birds and other animal species. Quarantine Power Station, located on the northern end of the island, has recorded at least 19 native species of birds within its plant boundary that regularly visit the station's man-made wetland.

In February 2006, two native species of frogs, the Spotted Grass Frog and the Eastern Banjo Frog, were introduced to the wetland in an attempt to increase biodiversity. Native vegetation has also been planted in and around the site, and it is hoped that this will encourage native birds to feed and remain in the area.

Wetlands – Lang Lang Gas Plant

Wetlands are often utilised to improve the quality of water discharged to the environment.

At our Lang Lang Gas Plant in southern Victoria, an artificial wetland has been created to ensure all rainfall runoff is of very good water quality before it leaves the site.

The wetlands at Lang Lang treat rainfall runoff from the gas plant process areas and surrounding land. Gas plant process

flows of water are treated differently, they are managed in fully-enclosed systems and are not discharged to the environment.

A combination of plants, microbes, sunlight and settlement enables wetlands to treat waste water. A continual monitoring program is conducted to ensure the wetlands are operating effectively.

Green Office Program

In its fourth year, our Green Office Program operates across nine sites. Over this time, program initiatives have resulted in reduced office waste and promotion of recycling. During 2004/05, we reduced office paper consumption by 5% saving some $11,500. We also diverted some 60 tonnes of waste from landfill. Integral to these reductions are volunteer-driven campaigns promoting recycling, green products, double sided printing and less printing.

Land rehabilitation

In the 2004/05 reporting period, approximately 373 hectares of land were disturbed for oil and gas exploration and development and more than 218 hectares rehabilitated.

As part of our Spring Gully coal seam gas development in central Queensland, we built a gas transmission pipeline running south, from Spring Gully to Wallumbilla.

An 87 kilometre easement, averaging 20 metres in width, was prepared for the pipeline works. Most of the area had been used for grazing or cropping, and was dominated by non-native buffel grass, so minimal vegetation clearing was required.

During 2005, we backfilled the pipeline trench and began rehabilitation works. Our aim is to provide a habitat similar to the surrounding landscape where appropriate – given areas are cropped or used for grazing. Rehabilitation is progressing well; however, we will continue regular monitoring until vegetation is re-established, with additional monitoring after significant rainfall.

Remediation – legacy programs

Gas and related by-products were manufactured from coal at 14 of our Australian sites from the late 1800s through to the 1970s. Although feedstock and by-product management was in line with accepted practices of the day, these sites have a legacy of contamination that needs to be managed to today's standards. Our aim is to rehabilitate these sites in line with community expectations, legal obligations and our financial objectives. Alternatively, we may divest sites with conditions requiring rehabilitation.

During 2004/05, we made considerable progress:

- We continued remediation works at our Newstead site in Queensland, where we are removing contaminated soil to an approved landfill. At 30 June 2005, we had removed 368,800 cubic metres of soil and expect to complete the remediation by December 2006.
- At our Launceston site in Tasmania, we completed site remediation work, which included removing 650,000 litres of tar to a recycling depot. We will continue to monitor groundwater for 18 months to monitor the success of this program.
- In October 2005, we entered into a conditional contract for the sale of our Sandgate site in Queensland. The contract requires the purchaser to remediate the site to the level required for residential use within two years.
- At our Osborne site in South Australia, we found that metals were migrating toward the Port River. We undertook a remediation program and, to confirm this program's success, we will continue to sample ground water into the next reporting period.
- Remediation is complete at an Ipswich site in Queensland. In June 2004, we sold this site under an agreement requiring the purchaser to carry out remediation works. All contaminated material has been removed from the site and a major shopping centre and community redevelopment is being built on the site and adjoining land that was part of the Ipswich railway yards.

Strategies	2005/06 actions and targets
Ensure all environmental impacts are appropriately assessed and all environmental approvals are obtained.	• Obtain all approvals for the Kupe Gas Project during the March quarter of 2006. • Complete development approvals for power projects at Mortlake (Victoria) and Spring Gully (Queensland) by mid 2006.
Comply with all environmental conditions of approval and promptly report any non-compliance to relevant authorities.	• No fines or prosecution under environmental laws, regulations or licences. • No (level three) spills of hydrocarbon and produced water. • Commence reverse osmosis water trials at the Talinga Gas Plant in central Queensland. • No noise complaints.
On completion of use, ensure land is managed and/or rehabilitated to appropriate environmental standards.	• Monitor all contaminated sites to ensure appropriate remediation plans are in place and obtain acceptance from relevant state regulatory authorities for those plans. • Monitor the groundwater at the former gas manufacturing site at Osborne, South Australia, to assess the impact of metal stabilisation works. • Complete Newstead remediation works by December 2006. • Develop management plans for Port Pirie by September 2006 and Broken Hill by June 2006 to be submitted to regulatory bodies.

Social Our employees

Objective

To provide and maintain a satisfying and rewarding working environment for all our employees.

Origin Energy employs more than 3,200 people across Australia, New Zealand and the Pacific.

Since listing on the Australian Stock Exchange, in February 2000, we have experienced significant growth. By June 2005, our employee numbers had grown by 51 percent. To accommodate our larger organisation and acquisition of a controlling interest in Contact Energy, we implemented an organisational restructure from February 2005.

When we listed, we articulated a set of commitments and values to provide guidance for the way we conduct our business. In light of the growth of the company we reviewed our commitments and values and added new principles to guide decision making.

In December 2005, we also published a refreshed Code of Conduct to guide behaviour. The code, which includes our commitments, principles and values is published in this report on page 4.

The communication and embedding of the Code of Conduct within the organisation will be ongoing through 2006/07.

Employment indicators*

One of our main objectives is to provide and maintain a satisfying and rewarding work environment for all our employees to assist us in retaining our workforce. Our retention measures include employee turnover and absenteeism.

Employee turnover

Voluntary turnover increased slightly from 13 percent to 14.5 percent during 2004/05. This includes turnover in our customer contact centres where the rate was just under 30 percent. Excluding the contact centre data, the voluntary turnover rate was 13 percent. Approximately 10 percent of employees who leave the contact centres transfer to other departments within Origin Energy. The development of programs to increase retention rates in our contact centres continues.

As reported last year, we collect information from employees leaving the business, to better understand their reasons for departing and to assist to identify areas in which we can target retention strategies.

During the period, the reported primary reasons for leaving remained steady, with career opportunity as the most common reason, followed by higher salary, personal/family reasons and career break. The statistics are analysed at a business unit level to assist us identify trends.

Unplanned absenteeism improved from 7.5 to 5.5 days per employee. This includes the customer contact centre operations where rates improved from 13 to 11 days per employee.

Retaining and developing key talent

Recruitment

We face significant challenges in recruiting and retaining personnel, particularly for oil and gas exploration, operations and projects. Our industry, and the resources sector, have grown significantly – yet the supply of skilled



Origin Energy employs more than 3,200 people across Australia, New Zealand and the Pacific.

* Does not include employees in the Pacific and New Zealand.

people and demand for Industry training courses in Australia is shrinking rapidly. Adding to this, skilled professionals have been lost to overseas opportunities.

We are looking at growing the market of skilled professionals through development opportunities to complement external recruitment activities. During 2004/05, new recruits from outside the company represented 19 percent of our workforce. Internal promotions and transfers increased from 14 percent to 15 percent.

Work-life balance – 2005 survey
In May 2005, we conducted an employee survey on work-life balance to help us understand the importance and perceptions of company performance on flexible work arrangements. The results will assist us in developing programs to improve workforce retention.

In the survey, employees nominated the issues they saw as most important in regard to work-life balance. In order of importance, they selected flexible hours and provision of time in lieu. Flexibility around hours worked per day was nominated as the most important issue.

As a result of this survey and feedback from the business, we developed draft work-life balance initiatives which are yet to be fully implemented. However, in October 2005 we launched a purchased leave option that allows our employees to purchase up to four weeks leave per year. Other initiatives include extending parental and carer's leave from five to eight days per year and leave for adoption.

The implementation of some of these initiatives assisted us in achieving successful accreditation for the Equal Opportunity for Women in the Workplace Agency (EOWA) Employer of Choice program, in February 2006.

Whilst the Employer of Choice accreditation is awarded based on measures that increase diversity in the workplace and support females in particular, many of our initiatives which the award was based on, are in fact supportive of all employees.

Women in the workplace initiative
Our Sydney office's women in the workplace initiative – profiled in our 2004 Sustainability Report – is in its second year. Retaining a core team of 11 volunteer employees, the initiative's working group has made significant progress in developing and implementing programs.

Achievements in the first year include improved networking opportunities, with a focus on women, improved induction experience, increased focus by both management and staff on career; and improved consistency and use of human resources policies currently in place.

One initiative was to pilot a Buddy Program which matches experienced staff with new recruits (male and female) to assist with their transition into our workplace. See the case study on this page for more information.

Feature: Buddy program



The Buddy Program is a formal three month program being piloted within our Australian Operations group in Sydney.

New employees 'Buddies' are partnered with experienced employees, 'Buddy Guides', from complementary business areas. This pilot program, involving 20 Buddies and 20 Buddy Guides, began in April 2005.

The program gives new employees a head start with an initial, informal network of useful contacts. Buddy Guides helped new employees connect quickly to Origin Energy by sharing their knowledge and experience, and providing an additional source of guidance and support.

A post-pilot survey drew very positive responses for Buddies and Buddy Guides. Most Buddies agreed that they gained valuable assistance settling into their new workplace. The Buddy Guides agreed that the program should be offered to new recruits and were keen to continue to participate in the program.

^ Mary Whyte and Cristina Garriel from Australian Operations were part of the pilot Buddy Program in Sydney.

Feature: The Big Issue


THE BIG ISSUE
THE BIG ISSUE

<< Natalie Bennett from our Major Development Projects group is pictured with The Big Issue vendors in Adelaide.

The Big Issue – one of our community partners and a beneficiary of our Matched Giving Program – is an independent street magazine.

It is sold on the streets of Australia's major cities by authorised vendors who are homeless or unemployed.

The Big Issue provides 'a hand up, not a hand out' to its vendors. Our support has led to uniforms that better protect vendors from traffic and better equip them to face the elements, while providing safety standards similar to those we offer our employees. The new uniforms include safety vests, t-shirts, jumpers, rain jackets, caps, sunhats, beanies and magazine bags.

We also provide safety expertise to The Big Issue, with occupational health and safety advice and energy saving improvements to all The Big Issue offices through our professional volunteering program.

Training and development

During 2004/05, we helped 108 employees to pursue further education by reimbursing course fees. These employees included 44 studying for an MBA or Masters degree, 33 studying for other postgraduate qualifications and 31 working toward undergraduate qualifications.

We also support training and development with courses on financial skills, professional development, computer and technical skills, and training related to health, safety and the environment. During 2004/05, our employees attended 48,971 hours of training.

Employee assistance

Through our employee assistance program, we provide our people with access to professional counselling where they can discuss work and professional issues in confidence. During 2004/05, this program was accessed by 140 employees for, on average, two hours of counselling.

Workforce profile

During 2004/05, we provided a questionnaire to each new employee to encourage them to volunteer information on their cultural background, foreign experience, language abilities, educational qualifications, disability and age.

This greater understanding allows us to better target development programs to meet specific needs. Diversity adds value to our business – diversity of thought and opinion drives better decision making.

Social Our employees

Age The average age of our workforce is 39.5 years. During 2004/05, of all promotions 17 percent went to employees over 45 years of age and seven percent went to employees over 50 years of age.

Gender Women hold 27 percent of management and professional positions within Origin Energy. This is a marginal increase from 26 percent last year.

Industrial action

For the third successive year, no days were lost due to our employees taking industrial action. However, industrial disputes by construction contractors on our BassGas Project in Victoria contributed to delays in that project.

Employee participation

Matched Giving Program

As part of our corporate community investment program, we provide opportunities for employees to assist charitable organisations through our Matched Giving Program. Launched in December 2004, the program enables employees to donate money through payroll deductions.

As part of our corporate community investment program, we provide opportunities for employees to assist charitable organisations through our Matched Giving Program.

Our community partners are The Salvation Army, The Big Issue, the Australian Conservation Foundation, Clean Up Australia, Royal Flying Doctor Service, Inspire Foundation and Oxfam Australia. In the first year, we committed to matching employee donations up to a total of $100,000.

By December 2005, our employees had donated a total of $107,000 which we partially matched with $100,000. Donations for tsunami-related projects contributed $87,000 to the amount raised by employees.

Volunteering

We offer our employees access to a range of volunteering opportunities developed with our community partners and other organisations. More than 780 hours of endorsed volunteering leave was taken during 2005.

Volunteering activities included Oxfam's Walk Against Want and 100 km Trailwalker event, tree planting with Landcare, native animal research with The Australian Conservation Foundation at Healesville Sanctuary, a mentoring program with the City of Hume Victoria, for the long-term unemployed, interview training for the unemployed through The Salvation Army and health and safety audits for The Big Issue and The Salvation Army.

Strategies	2005/06 actions and targets
Retain and develop key talent.	• Identify a framework for retaining and developing key talent. • Define further talent and resource requirements. • Assess opportunities for graduate program and phased retirement options. • Improve the completion, appropriateness and effectiveness of career development plans.
Develop an organisational culture to assist organisational growth.	• Conduct a culture survey to assist in the understanding of the existing culture. • Identify programs to increase number of women in management and non-traditional roles. • Identify opportunities to improve employee communication.
Continue to improve efficiency and minimise disruption to the delivery of products and services resulting from industrial disputes.	• No lost time, due to industrial action.
Encourage and support employee participation in community-based activities that form part of the company's corporate community involvement.	• Review employee-participation activities to ensure they are in line with the company's community involvement program and employee expectations.

Social Health and safety


origin
energy
We strive for a consistent approach to managing health and safety across the company.

Objective

To eliminate or manage hazards and practices in our business that could cause accident, injury or illness to people, damage to property, or unacceptable impacts on the environment.

Our Health, Safety and Environment Policy guides our approach in this important area. We strive for a consistent approach to managing health and safety across the company. All our sites are required to manage health and safety matters in accordance with company management system standards. These standards are supplemented by site and task-specific procedures.

In February 2005, as part of our commitment to continually improve our health and safety management systems, we developed a company-wide risk matrix to assist us to identify potential gaps or inconsistency. Our Operational Risk Committee reviews health, safety and environmental risks as part of broader operational risk management. Risks analysed include those associated with safety, the environment, disruptions to customers' supply, damage to our reputation, breaches of law or prosecutions as well as our impact on communities. Risk mitigation efforts are reported to our Operational Risk Committee quarterly, with the most significant risk events reported to our Board. We have risk treatment plans for risk events rated high and above. We track progress and report on these plans through our risk register and the Operational Risk Committee.

Employee safety

We continue to concentrate on reducing the frequency and severity of employee lost-time and moderate medical treatment injuries. During 2004/05, we improved in all areas relating to employee injury:

- Our lost-time frequency rate improved 4 percent from 2.6 to 2.5 lost-time injuries per million hours worked.
- Our total reportable case frequency rate, which includes all lost-time and medical treatment injuries, improved 17 percent from 20.7 to 17.1.

Social Health and safety

- Our lost-time and moderate medical treatment injury rates improved by 28 percent, from 7.4 to 5.3 per million hours worked.
- Average days lost per lost-time injury was 10.4, compared with 13.6 for the previous year. This indicator excludes minor injuries to encourage employees to seek early medical treatment.

Just over 50 percent of our employee lost-time injuries come from our clerical and administration areas, while most moderate medical treatment injuries are from field operations. Most of our injuries relate to sprains and strains.

We also report near-miss incidents – events that have the potential to, but do not, result in injury. Near-miss reporting is a useful learning tool, providing opportunities to review operations and processes for similar risks and implement preventative measures. Significant near-miss reporting indicates good safety practice and awareness of potential workplace hazards and risks. During 2004/05, we reported 81 near misses. Improvement actions are identified and tracked to completion to minimise the risk of the recurrence of the incident.

In 2004, our LPG business launched an intensive safety communication program in Australia, New Zealand and the Pacific region. In 2005, this program was extended across the Australian Operations group. We have used posters, payslip messages, newsletters, brochures, videos and forums to raise safety awareness.

Our Risk Register and Business Unit Risk Management plans identify emergency response scenarios. During the reporting period, we conducted 148 crisis and emergency response exercises, including exercises with external emergency management organisations.

Feature: Blue-top cylinder safety



There is a serious safety risk associated with incorrect use of LPG liquid withdrawal cylinders.

Identified by the bright-blue tops and warning labels, these cylinders are mainly used for decanting. The blue tops operate differently to vapour withdrawal cylinders used for LPG appliances in homes and businesses. Connecting blue tops to standard LPG appliances can result in explosion or fire.

We are committed to minimising the serious safety risks associated with the confusion between the two types of cylinders. Over two years, we recorded four cases of blue tops being collected by customers in error. Fortunately, all cylinders were recovered without incident.

During 2004/05, we introduced three measures to improve safety:

- We educate authorised dealers on the risk and management of blue-top cylinders.
- At point-of-sale, blue-top cylinders are chained together to prevent customers taking a cylinder in error.
- We have begun a program to change blue-top cylinder connection valves so that they cannot be connected to LPG appliances designed for vapour withdrawal cylinders. We expect all valves will be changed by December 2006.

We have supported these actions with a communications campaign. We issued a safety alert to all LPG employees and included information to improve employee knowledge and understanding of the potential safety issues in internal safety videos. Our authorised dealers also received the safety alert, which was followed by a phone call from their account manager.

Contractors

Another area we concentrate on is to manage contractor safety consistently. Initiatives include:

- reviewing our contractor management procedure to apply our safety practices across our business consistently.
- improving reporting of contractor incidents.
- changing the employee share plan's performance measure from July 2005, to also include contractor lost-time injuries. Previously, employee rewards were based only on improved employee safety performance. Details of the employee share plan are reported on page 39.

Our aim is to carry out all work in public areas with due consideration for community safety.

During 2004/05, we recorded 15 contractor lost-time injuries; up from 12 reported in the previous year and 12 moderate medical treatment injuries, compared with 17 for 2003/04. During the reporting period, we employed 2,053 contractors across our business.

In Victoria in August 2004, a contractor sustained serious injuries, while working on the side of a road, when he was struck by a vehicle. This incident resulted in the contracting company being prosecuted for breaching the Occupational Health and Safety Act (Vic). Further charges against Origin Energy are to be heard in 2006.

As reported last year, in June 2004 four contractors received scalding injuries in an incident at the Tarantula 1 gas well in Western Australia. Following internal and external investigations, 35 action items were developed and implemented to improve the safety management of drilling operations. An important area identified for improvement was retaining and training contractors. In conjunction with our rig contractor, we have developed and implemented, a safety, training and retention scheme designed to deliver safer outcomes and improve safety culture through crew retention and training and meeting set performance measures.

Customers and community

Our LPG group launched a national program to instruct our 500 authorised dealers on safe operating procedures for handling, storing and distributing LPG products. As at 30 June 2005, some 55 percent of our authorised dealers had attended these sessions. We anticipate that the remainder will attend the program during 2006.

The LPG group also updated and distributed guidelines for customers, setting out procedures and safety information for decanting, filling and exchanging LPG cylinders.

Our aim is to carry out all work in public areas with due consideration for community safety. In late 2004, a company vehicle from our LPG business hit a young girl crossing the road in Papua New Guinea, tragically, resulting in her death. Following the accident, we provided assistance to the family.

During 2004/05, we received three new personal injury claims, two of which we have settled. Three claims from prior periods were settled, and two remain to be settled.



Strategies

Continuously improve the Health, Safety and Environment Management System.

2005/06 actions and targets

- Complete an external audit of the implementation of the Health, Safety and Environment Management System across the business by June 2007.
- Review highest operational risks against the strategic risk plan.
- Reduce employee lost-time and moderate medical treatment injuries and contractor lost-time injuries per million hours worked by 10% from 4.9 to 4.4.
- Review major hazard facilities, and isolation and lockout and confined space entry processes across the organisation by December 2006.

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Our community strategy is structured
so that it is consistent across our business.

Objective

To maintain community support and goodwill for the company's activities.

Origin Energy has over 150 sites located in or near communities in Australia, New Zealand and the Pacific region.

We develop and maintain community support and goodwill to underpin our activities in communities where we have, or expect to have, a major presence. Our community strategy is structured so that it is consistent across our business. During 2004/05, we drafted regional community involvement guidelines, to provide a framework for developing strategies in communities in which we have major involvement. The case study on page 33 details some of our activities around the development of our Spring Gully coal seam gas operation.

Engaging with local communities is an essential component of any stakeholder consultation program. In January 2005, we released our Community Consultation and Communications Guidelines to ensure our approach to liaising with communities is co-ordinated and consistent across our operating and development divisions.

Our approach, outlined in the guidelines, is to liaise with communities by promoting open, transparent and responsive communication. We have used the guidelines in developing communications plans for projects being developed during 2005.

Projects

Kupe Gas Project

We operate, and have a 50 percent interest in, the Kupe Gas Project in New Zealand's Taranaki Basin. Onshore regulatory approvals were granted in October 2005 after extensive community consultation with the local iwi (traditional landholders), local government, regulatory authorities and other stakeholders, and following the completion of an assessment of environmental effects statement. One appeal was received by a group representing commercial fishing interests, concerned about the impact of a proposed fishing exclusion zone, but has since been withdrawn. Later in the year, outstanding offshore consents were granted, concluding one fundamental pre-requisite for the approval of the project.

In November 2005, on behalf of the Kupe Project's joint venture parties and in partnership with the South Taranaki District Council we awarded more than $30,000 in community grants to six organisations in the South Taranaki region. The grant recipients were Surf Lifesaving Taranaki, Cape Egmont Coast Guard, Junior Engineering and Technical Society, Manaia Women's Institute, Manaia Primary School and Victim Support South Taranaki.

The grants aim to recognise and support the important contribution made by community organisations in the Taranaki region. The concept will be assessed to understand if it is transferable to other regional areas.

Proposed Spring Gully and Mortlake power station projects
In late 2005, we released an environment impact statement for our proposed 1,000 megawatt power station at Spring Gully in Queensland, which would utilise natural gas from the nearby coal seam gas fields. We also released an environment effects statement for our proposed 1,000 megawatt natural-gas-fired power station at Mortlake in Victoria.

The aim of these documents is to identify any potential environmental, cultural, social and health impacts and assess their significance. The documents involve a comprehensive range of environmental, heritage, social and economic impact studies.

Relevant state government bodies monitor the development of these statements, as well as co-ordinating formal comment and feedback from regulatory authorities and the public. In parallel with the formal process, community consultation is ongoing to inform the public and project stakeholders about the project, its progress and most importantly to seek community feedback. We encourage public participation and comment during these approvals processes.

BassGas Project
The BassGas Project will deliver gas from the Yolla gas field in Bass Strait to Victorian gas markets. Community consultation for our BassGas Project continues through the community environmental liaison group, which meets periodically to discuss any environment, safety or amenity issues associated with the project.

Feature: Spring Gully development

In June 2005, we commissioned the Spring Gully Gas Plant, 90 kilometres north of Roma in central Queensland.



<< Origin Energy Managing Director, Grant King (left), is pictured with the Premier of Queensland, the Hon Peter Beattie, at the opening of the Spring Gully Gas Plant.

The plant will supply gas to Queensland, New South Wales and South Australia.

Origin Energy has invested both directly and indirectly in the local community surrounding its Spring Gully operations. We have funded the Big Rig oil and gas educational and tourist facility in Roma and our preference is to employ locally, and support local businesses. During 2004/05, we also employed local university students and school leavers as vacation students.

Throughout the Spring Gully development we met regularly with neighbouring landowners and local councils to keep everyone informed of the development's progress. We also published monthly newsletters, which were distributed within the local community.

Aboriginal cultural heritage management agreements were entered into with the registered native title claimants in the area – the Mandandanji people and the Iman people in 2002 and 2003. These ongoing agreements ensure the involvement of traditional owners in the protection and preservation of indigenous cultural heritage on and around the project site.

On 25 November 2005, the Queensland Premier, the Hon Peter Beattie, officially opened the plant at a ceremony attended by neighbours and traditional owners, government and regulatory authorities, customers and contractors.

Rural assistance

Recognising the special needs of drought-affected rural communities, we have been running a rural assistance scheme in New South Wales since July 2003. The program now involves 23 counsellors from 15 rural counselling services. During 2004/05, through the scheme, 160 grants were made with a value of $40,000, bringing the total funds distributed to householders experiencing financial hardship as a result of the drought to $62,750.

Educational programs

We support educational programs that help students to understand how they can contribute to energy saving and to be discerning and responsible energy consumers.

The Home Energy Project is a teacher's resource developed to raise student awareness of the importance of saving energy and reducing greenhouse gas emissions. The program continues to attract high demand from teachers with more than 1,733 kits being requested by 952 educational institutions in Victoria and South Australia.

During the reporting period we continued to sponsor the Centre for Education and Research in Environmental Strategies' (CERES) educational park in Melbourne and the Ollie Saves the Planet program. CERES provides energy education programs to visiting school groups and in 2004/05 over 1,000 educators participated in Ollie Saves the Planet professional development sessions.

Government policy and regulation

The aim of our dialogue with the Australian and New Zealand governments and Australian state governments is to promote a sustainable and competitive energy industry. We have made submissions to policy and regulation reviews and enquiries relating to industry structure, climate change, customer financial hardship, energy efficiency and corporate social responsibility.

We have taken a leadership role in debating the implications of a carbon constrained future and in advocating policy frameworks that provide greater certainty for the development of gas-fired and renewable energy generation. Developments consistent with this position include:

- Unanimous state and territory support for a national emissions trading scheme. The states have set up an inter-jurisdictional working group on emissions trading and, in November 2005, we developed a submission as part of the first round of consultation.
- Extension of the solar photovoltaic rebate program for another two years.
- Development of draft best practice principles across Australian states for handling customers in financial hardship.

Strategies	2005/06 actions and targets
Maintain an open and constructive approach to gaining access to land and resources.	• Partner with organisation(s) demonstrating like minded approach to strengthening Indigenous communities. • Achieve widespread general community support for the Kupe Gas Project and obtain all required approvals for the project. • Complete environmental approvals for the proposed Mortlake and Spring Gully power station projects and achieve minimal submissions through extensive consultation.
Maximise the value of company sponsorship to recipients by focusing on activities that most leverage Origin Energy's skills and resources.	• Support community education initiatives by: – Growing participation in the Home Energy Project by 20%. – Supporting a climate change partnership. – Launching a schools energy safety program. – Establishing a bushfire preparedness campaign.
Identify and participate in public debates where we can make a relevant and meaningful contribution.	• Continue to participate in the development of government policy and regulations that encourage a competitive and sustainable energy industry in Australia. • Continue to pursue climate change programs that remove uncertainty for the development of renewable and low emission energy generation.


PAYMENT DUE NOW!

We work closely with customers to ensure their energy supply is maintained.

Our commitment to customers is to deliver value by developing and procuring competitive sources of energy and related products and services that better meet customers' energy needs. However, we recognise that paying for energy is difficult for some Australian households. Therefore, we believe that we have a responsibility, beyond our regulatory obligations, to work closely with customers to ensure their energy supply is maintained. We are committed to providing assistance to customers who demonstrate a genuine inability to pay for the energy they use.

Defining hardship

For 2004/05, we set a target of improving our ability to identify customers requiring payment assistance and developing better measures of customers in financial hardship. The indicator of disconnections we were using was not a reliable measure of financial hardship as there are many reasons for disconnection.

As we become more knowledgeable about hardship, we have learned that it is difficult to identify. The issue is complex, with people finding themselves facing hardship at any time. We can identify customers experiencing hardship by talking to these customers and understanding their particular circumstances. Our approach to dealing with hardship involves providing an environment in which customers feel comfortable to tell us that they are having difficulty in paying their bills.

Our community Liaison Team is trained to work toward a solution by listening to, and understanding, customer issues.

Community services organisation Kildonan Child and Family Services is providing training to our Customer Contact Centre staff to enable them to better serve customers who may be in financial difficulty. Where customers are unable to manage payment plans set up by our Customer Contact Centres, they are transferred to our Community Liaison Team for further assistance through our Power On program.

Power On program

Our Power On program is designed to assist customers through difficult times. It involves a suite of assistance measures including a range of payment plans.

Our community Liaison Team is trained to work toward a solution by listening to, and understanding, customer issues. Conversations with customers will identify if long-term or short-term payment solutions are needed. Short-term solutions include reduced, and customised, payment plans.

Defining long-term solutions is more complex and entails discussions regarding a customer's capacity to pay and debt spiral implications. A solution with encouraging results is incentive payment plans, which assist customers to pay their bills through payments that we match.

During 2004/05, we assisted 17,162 customers through the program.

Kildonan Child and Family Services also assists us to provide further services to customers in financial difficulty. We have contracted Kildonan financial counsellors to visit customers' homes where they undertake energy use audits as well as provide general financial advice. We referred 168 customers to this service with the result that customers were able to reduce their consumption by an average of $200 per annum.

Access to energy efficient appliances

We have several programs to enable customers on low incomes to purchase energy efficient appliances at low cost. In May 2005, we began a pilot program with Good Shepherd Youth and Family Services to provide no-interest loans to enable Victorians living on low incomes to purchase energy efficient appliances. By November 2005, through this program 26 loans were approved.

In South Australia, we continued to assist the Energy Friends interest-free loans scheme for low income households. Since its launch in 2004, the scheme has provided 198 interest-free loans for an average amount of $922 for energy efficient appliances and other energy saving devices.

Disconnections

During 2004/05, the number of natural gas and electricity disconnections decreased by 20 percent, from 16,714 to 13,297, continuing a downward trend in disconnections since 2003.

On 8 December 2004, the Victorian Government enacted legislation to require retailers to compensate customers who are disconnected in breach of the terms and conditions of their contract. In the period January to June 2005, Origin Energy paid compensation to eight customers out of a total of 38 customers compensated across the industry in Victoria.[1]

Disconnections (numbers of)


Electricity
Natural gas
20,000
15,000
10,000
5,000
0
2003
2004
2005

1 Energy Retail Businesses Comparative Performance Report for the 2004-05 Financial Year. Victorian Essential Services Commission, December 2005.

Strategies

Facilitate improved access to services and support the disadvantaged in our community so they can also enjoy the comforts of energy use.

2005/06 actions and targets

- Improve educational tools around bill management and energy efficiency targeting low income households.
- Support organisations providing hardship relief assistance to people experiencing financial crisis.
- Roll out customer hardship training to the Customer Contact Centre.

National Customer Consultative Council



^ *The National Customer Consultative Council members. Front (L-R) Catherine Scarth (Brotherhood of St Laurence), Mishael J (Australian Conservation Foundation), Rosalyn Williams (Australian Council of Social Services), John Grigg (Hanover Welfare Services). Back (L-R) Timothy Piper (Australian Industry Group), Kathryn Brown, Secretary (Origin Energy), Tony Wood (Origin Energy), Mark McCabe (Origin Energy), Phil Craig (Origin Energy), Karen Moses, Chairperson (Origin Energy). Absent – Angela Forbes (Kildonan Child and Family Services), Kerry Connors (Consumer Utilities Advocacy Centre)*

Well established and now in its third year, the Origin Energy National Customer Consultative Council met four times during 2005 with a principal aim of providing a forum for council members to comment on issues of importance to customers and the general community.

Continuing the presentations program initiated during 2003/04, the council received presentations from Australian Industry Group and Hanover Welfare Services. Origin Energy responds to the issues raised, by outlining our position while considering any issues or proposed action for inclusion as future agenda items.

Customer hardship continues to be an important topic of discussion, with several presentations by members and Origin Energy to enhance mutual understanding of hardship issues. We also shared the results of two partnership trials with family service organisations Kildonan and Good Shepherd, enabling members to comment on these initiatives.

Other issues identified for 2005/06 include affordability and consumer protection, along with sustainability issues such as developing a skilled workforce and strategies to influence customers and suppliers to make sustainable choices.

The council provided comment and valuable feedback on regulatory matters, such as late payment fees, prior to their implementation.

Council members for 2006 include:

- Origin Energy Chief Operating Officer, Australian Operations.
- Australian Industry Group.
- Australian Council of Social Services.
- Hanover Welfare Services.
- Australian Conservation Foundation.
- Brotherhood of St Laurence.
- Kildonan Child and Family Services.
- Consumer Utilities Advocacy Centre.
- Three Origin Energy general managers.

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Economic

Objective

To provide sustainable returns to Origin Energy's key economic stakeholders.

Creating value for our stakeholders means delivering competitive returns, creating rewarding jobs, providing valuable products and services, and contributing to the community directly through partnerships, sponsorships, donations and indirectly through payments to governments.

During 2004/05, we created $909 million for our stakeholders. This was is a 62 percent increase on the previous year, due to the addition of contributions from Contact Energy of New Zealand. We purchased a 51.4 percent interest in Contact Energy in October 2004.

Capital providers

During 2004/05, we distributed dividends of $111 million to shareholders, an increase of 28 percent on the previous year.

Shareholders benefited from our improved earnings with annual dividends increasing from 13 cents for 2003/04, to 15 cents per share, fully franked, for 2004/05.

Since listing on the Australian Stock Exchange in February 2000, our total shareholder return has averaged 43.5 percent per year – placing us well within the top third of the largest 100 companies on the exchange. Our basic earnings per share, since 2000, have grown 22 percent on an average compound basis each year.

Our Operating Cash Flow After Tax Ratio, excluding Contact Energy, for the year ended 30 June 2005 was 14.4 percent, compared with 14.8 percent for the year ended 30 June 2004 – well above our target of 9.4 percent.

Our net debt-to-capitalisation ratio was 41 percent at 30 June 2005, compared with 31 percent at 30 June 2004. This is in line with our expectations, given the significant investments we made during 2004/05.

There is more information on our financial performance in our 2005 annual report, which is available at www.originenergy.com.au/investor.

Employees

During 2004/05, we provided for $264 million in wages and salaries and other staff-related costs such as superannuation. This is a 28 percent increase over 2003/04, predominately due to the inclusion of our interest in Contact Energy into these figures.

Our remuneration packages are benchmarked annually, and comprise a fixed base-pay component, and a performance-based share plan.

Distribution of gross value added ($m)*



800
700
600
500
400
300
200
100
0
2002
2003
2004
2005
Capital providers
Employees
Government and community

* Excludes retained profit amount shown as per the gross value added table on page 43.

Feature: Economic benefits from coal seam gas



As a leading developer of coal seam gas, Origin Energy has been keen to understand the economic contribution of this industry to the Australian community and to demonstrate the benefit of developing local gas reserves.

During 2005, we participated in preliminary studies on the economic benefits of coal seam gas production. Within 10 years, the study estimated that the industry could generate more than $700 million in revenue and more than $85 million in royalties, GST and other taxes annually.

During the last five years, close to $1.5 billion has been invested in the coal seam gas industry. The study estimates that a further $3.1 billion will be invested in field development alone during the next 10 years. Currently, the industry in Australia is estimated to employ around 750 to 1,100 people directly. This could easily double within five years. Indirect job creation could add a further 700 or more jobs, with a total of 2,200 to 2,900 jobs by 2014, mostly in Queensland.

Source: Core Collaborative and EnergyQuest (2005), Coal Seam Methane, Awakening Giant.

Capital providers ($m)*


350
300
250
200
150
100
50
0
2002
2003
2004
2005
Retained profit
Dividends

Employee wages and salaries ($m)*


300
250
200
150
100
50
0
2002
2003
2004
2005

Government and community ($m)*


200
150
100
50
0
2002
2003
2004
2005
Community
Tax expense
Other government charges
Royalties

Employees have benefited from our company's growth and profitability through the Employee Share Plan. In September 2005, we awarded 308,844 shares to 2,238 eligible employees. A safety performance indicator is aligned to the share plan and, in July 2005, this was amended to include contractor safety performance.

Our remuneration policy is available on our website at www.originenergy.com.au

Government and community

Tax expense totalled $147 million, a 92 percent increase on 2003/04. This was mainly due to the inclusion of Contact Energy into our results for 2004/05.

During the year, we identified $110.5 million in tax payments to all levels of Australian government including:

- $71.3 million in GST, FBT and tax to the Federal Government.
- $36.8 million in royalties and payroll tax to state governments.
- $2.4 million in other taxes and charges, including stamp duties, to state and local governments.

Community investment

To ensure we consistently report our contributions to the community, we have developed a reporting method that includes cash contributions, in-kind support and administration charges incurred in implementing our community-related activities.

Our methodology includes contributions from the areas of sponsorship, government and regulatory affairs, employee volunteering, community consultation, customer concession and hardship programs. Ernst & Young were requested to verify* our methodology for calculating investment in community activities. The scope of services included performing certain agreed procedures related to Origin Energy's 'Reporting Community Investment – Draft Guidelines March 2006' including:

- interviewing key personnel to understand the method and calculations for community investment activities; and
- undertaking a gap analysis against relevant external guidelines and methods.

As a result of completing their procedures, Ernst &Young provided findings and recommendations for improvement. Key findings included:

- Although the 'Reporting Community Investment – Draft Guidelines March 2006' outline the input costs that are to be included in the reporting of community investment, the Guidelines do not provide for the separate reporting of cash and in-kind support.
- The Guidelines have also not provided for the reporting of outputs such as leverage, business and community benefit from community investment activities.

During 2004/05, our community investment, excluding Contact Energy, increased by 26 percent to $4.6 million. Community programs for customers experiencing hardship have been included for the first time and contributed $760,000 to our community spend. Improvement in recording community consultation hours also contributed to this increase.

* Ernst & Young's procedures were conducted in accordance with Australian Auditing and Assurance Standard AUS 904 'Engagements to Perform Agreed-upon Procedures'. The procedures performed did not constitute either an audit or a review in accordance with Australian Auditing and Assurance Standards and, as such, no opinion was expressed.

Strategies	2005/06 actions and targets
Provide shareholder returns in the top third of comparable companies.	• Achieve an Operating Cash Flow After Tax Ratio of greater than 9.4%.
Ensure the reward and remuneration levels for employees are consistent with the market, and will attract the quality of employees required for the business to meet its objectives.	• Continue to benchmark remuneration levels.
Ensure that the contribution the company makes to the community through payment obligations to government is identified and reported.	• Establish processes to improve the reporting of actual payments of tax made to government by June 2006.
Identify appropriate levels of investment in community activities.	• Continue to identify community payments in line with the company's community investment guidelines.

* As per amounts shown in the gross value added table on page 43.

Key performance data

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Greenhouse gas emissions

Supply chain emissions ($MtCO_2e$)

Gas

Production and purchase



- Natural gas, LPG and other products produced **1.3 Mt**
- Gas purchased **1.5 Mt**



- Gas transported and distributed **1.9 Mt**

Consumption



- Natural gas and LPG **10.3 Mt**

Electricity

Production and purchase



- Electricity and steam generated **1.2 Mt**
- Electricity purchased **16.5 Mt**

Consumption



- Electricity and steam **0 Mt**
- Emissions arise during generation and transmission

Greenhouse gas inventory

Equity accounted basis

Emissions ($ktCO_2e$)	2001/02	2002/03	2003/04	2004/05	% change
E&P	1,257	1,265	1,223	1,333*	9
Offices	11	11	6	–	(100)
LPG	9	9	9	20	>100
Generation	1,342	1,263	1,203	2,047*	70
Networks	199	201	208	213*	2
Total	2,818	2,749	2,649	3,613	36

Intensity ($ktCO_2e$/PJe)	2004	2005	% change
E&P	14.5	15.4	8
Generation**	109.2	76.9	(30)
Networks[1]	10.2	11.0	8
Total	17.0	20.5	21

Operated basis

Emissions ($ktCO_2e$)	2001/02	2002/03	2003/04	2004/05	% change
E&P	520	500	558	675*	21
Offices	11	11	6	–	(100)
LPG	23	24	23	23	–
Generation	598	517	440	496*	13
Networks	1,041	1,083	1,189	1,217*	2
Total	2,193	2,135	2,216	2,411	9

Intensity ($ktCO_2e$/PJe)	2004	2005	% change
E&P	12.8	15.3	20
Generation	206.2	213.2	3
Networks[1]	10.2	11.0	8
Total	13.4	15.2	13

[1] We base our greenhouse gas intensity for Networks on the total amount of gas transported, therefore, we report both our operated and equity intensity as the same value.

* These emissions have been audited by Ernst & Young. See their Independent Assurance Report on page 45.

** Includes 828kt for Contact Energy for nine months of the reporting period and steam.

a. Inventory includes Yellowbank project offsets which have been sold to BP Australia. Due to commercial in-confidence, amounts are not disclosed.
b. Scope 1 and 2 emissions were included for all operated sites but in some cases only scope 1 emissions were included for non-operated sites.
c. Networks inventory includes some data for the period from May 2004 to April 2005 rather than Origin's financial year.
d. Networks inventory for operated gas pipelines is based on accounting data for unaccounted-for-gas rather than any direct measurement of fugitive emissions.
e. Inventory data for Networks in Victoria includes estimates not final Vencorp data.
f. Emissions from non-operated joint venture sites (excluding the Cooper Basin and Contact Energy) are indicative as they rely on estimates based on the assessment of GHG emissions in a report by the Australian Gas Association in May 2000 and data from joint venture partners.
g. Uncertainty has been estimated, rather than specifically calculated based on empirical data, for some parts of the business.

Operated generation plants – SO_x emissions (kg/yr)


2002 2003 2004 2005
6,000
5,000
4,000
3,000
2,000
1,000
0
Ladbroke Grove
Roma
Quarantine
Mt Stuart

Operated generation plants – Consumed water (ML/yr)


2003 2004 2005
25
20
15
10
5
0
Ladbroke Grove
Quarantine
Mt Stuart
Roma

Operated generation facilities – NO_x emissions (kg/yr)


2002 2003 2004 2005
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
Ladbroke Grove
Roma
Quarantine
Mt Stuart

Operated exploration and production facilities – Consumed water (ML/yr)


2004 2005
200
150
100
50
0
Spring Gully
Surat
Jingemia

Operated exploration and production facilities – NO_x emissions (kg/yr)


2002 2003 2004 2005
1,500,000
1,200,000
900,000
600,000
300,000
0
Denison Trough
Spring Gully
Moura
Peat
Surat
Talinga
Katnook
Beharra Springs
Jingemia
Tubridgi
Heytesbury
Lang Lang Plant
Yolla A Platform

Operated exploration and production plants – SO_x emissions (kg/yr)


2002 2003 2004 2005
1,500
1,200
900
600
300
0
Denison Trough
Spring Gully
Moura
Peat
Surat
Talinga
Katnook
Beharra Springs
Jingemia
Tubridgi
Heytesbury
Lang Lang Plant
Yolla A Platform

Key performance data

082-34934

Workforce by employment (number of employees)*


3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
Casual
Part-time
Full-time

Employee recruitment (%)*


100
80
60
40
20
0
2002
2003
2004
2005
Internal transfers and promotions
External
Stayed in existing role

Employees by gender and age (%)*


35
30
25
20
15
10
5
0
<25 years
25-35 years
35-45 years
45-55 years
55-<65 years
Female
Male

Employees by region (number of)


1,200
1,000
800
600
400
200
0
ACT
NSW
NT
QLD
SA
TAS
VIC
WA
NZ
Pacific
2002
2003
2004
2005

Occupation by gender (%)*


100
80
60
40
20
0
Executive
Senior Manager
Manager
Supervisor
Professional
Clerical
Tradesperson
Female
Male

* Does not include employees in New Zealand and the Pacific.

Employees – lost-time injury frequency rate (per million hours worked)



8
7
6
5
4
3
2
1
0
2000
2001
2002
2003
2004
2005

Employees – total reportable case frequency rate (per million hours worked)



35
30
25
20
15
10
5
0
2002
2003
2004
2005

Employees and contractors – lost-time injury frequency rate (per million hours worked)



4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
2003
2004
2005

Community investment ($'000)*



2,500
2,000
1,500
1,000
500
0
Sponsorship
Government affairs
Employee volunteer
Consultation
Hardship programs
2002
2003
2004
2005

* Includes cash, gift in-kind, employee time and management costs.

Gross value added*	2005 $'000
Exploration & Production	358,249
Retail	3,075,380
Generation	77,830
Networks	174,711
Contact Energy	1,216,993
Other	16,464
Total revenue (excluding interest)	**4,919,627**
Payment to suppliers	(3,698,252)
Depreciation and amortisation	(312,613)
Gross value added	**908,762**

Value distribution	2005 $'000	%
Wages and salaries	**264,442**	**29**
Income tax expense	147,418	
Royalties to government	24,537	
Other government charges	–	
Taxes and other government charges	**171,955**	**19**
Net interest	135,100	
Dividends paid to shareholders	94,329	
Retained profit	238,342	
Capital providers	**467,771**	**51**
Community investment	**4,594**	**1**
Value distribution	**908,762**	**100**

* As reported for the year ended June 2005. Includes nine months' contribution from Contact Energy.

Key performance data

Environmental licences	Site, business or project	Total
NSW		
EPA – Pollution Control Licence No 245	Port Botany LPG Terminal	1
Northern Territory		
Department of Administrative and Information Services – Dangerous Substances Licence	Origin Energy Asset Management	1
Queensland		
Department of Natural Resources and Mines – Integrated Authority	Surat & Bowen Basin	5
Department of Natural Resources and Mines – Environment Approval	Surat & Bowen Basin	20
Department of Natural Resources and Mines – Dam Licence	Moura CSG Project	1
Environment Protection Authority – Operating Licence	Roma Power Station	1
Townsville City Council – Operating Licence	Mt Stuart Power Station	1
Environmental Protection Authority – Integrated Authority	Mt Stuart Power Station	1
Townsville City Council – Trade Waste Permit	Mt Stuart Power Station	1
Redcliffe City Council – Environmental Licence – Diesel Fuel Storage	Redcliffe Hospital	1
Environmental Protection Agency Licence – Fuel Burning	Toowoomba Hospital	1
Environmental Protection Agency Licence – Fuel Burning	Baillie Henderson Hospital	1
Townsville City Council – Dangerous Goods Licence	Townsville Hospital	1
Environmental Protection Agency – Environmental Authority/Licence No 5010000186	Cairns LPG Terminal	1
Environmental Protection Agency – Environmental Authority/Licence No NRPG	Townsville LPG Terminal	1
Environmental Protection Agency – Storage of Petroleum Products Licence No SR 704 & SR 705	Bulwer Island LPG Terminal	1
Environmental Protection Agency – Storage of Petroleum Products Licence NO GC0106	Gladstone LPG Terminal	1
Cairns City Council – Permit to Discharge Trade Waste to Council Sewer	Cairns LPG Terminal	1
South Australia		
Department of Administrative and Information Services – Dangerous Goods Licence	Katnook Gas Field	3
SA Water – Provisional Permit to Discharge Water	Katnook Gas Field	1
Environment Protection Authority – Operating Licence	Katnook Gas Field	1
Department of Primary Industries and Resources (PIRSA) – Production Licence	Katnook Gas Field	3
Australian Communications Authority – Radio communications Licence, Apparatus Land Mobile	Katnook Gas Field	2
Excise Manufacturer Licence	Katnook Gas Field	1
Environment Protection Authority – Operating Licence	Quarantine Power Station	1
Environment Protection Authority – Operating Licence	Ladbroke Grove Power Station	1
Department of Water Resources – Water Licence	Ladbroke Grove Power Station	1
Exemption to Environmental Authorisation Licence	Quarantine Power Station	1
Department of Administrative and Information Services – Dangerous Substances Licence	Origin Energy Asset Management	7
Department of Administrative and Information Services – Petroleum Products Storage	Brompton Depot	1
Victoria		
Cardinia Shire Council – Gas Plant Planning Permit	BassGas Project	1
Department of Primary Industries – Offshore Pipeline Licence	BassGas Project	1
Department of Primary Industries – Raw Gas Pipeline Permit to Own and Use	BassGas Project	1
Department of Primary Industries – Onshore Raw Gas Pipeline Licence to Construct and Operate	BassGas Project	1
Department of Primary Industries – Onshore Sales Gas Pipeline Permit to Own and Use	BassGas Project	1
Department of Primary Industries – Onshore Sales Gas Pipeline Licence to Construct and Operate	BassGas Project	1
Office of Gas Safety – Subordinate Approval of Sales Gas Pipeline Safety Case	BassGas Project	1
West Gippsland Catchment Management & Authority – Water Storage Permit	BassGas Project	1
Department of Primary Industries – Subordinate Consent for Constructure & Operation	BassGas Project	3
Yarra Valley – Water Licence	Thomastown Depot	1
Tasmania		
Department of Infrastructure Energy & Resources – Offshore Pipeline Licence	BassGas Project	2
Department of Infrastructure Energy & Resources – Production Licence	BassGas Project	1
Department of Infrastructure Energy & Resources – Subordinate Consent for Construction & Operation	BassGas Project	2
Western Australia		
Department of Environmental Protection – Environment	Perth Basin	2
Department of Industry & Resources (DoIR) – Dangerous Goods	Perth Basin	2
Department of Environmental Protection – Licence to Take Water	Perth Basin	2
Department of Industry & Resources (DoIR) – Production Licence	Perth Basin	2
Department of Industry & Resources (DoIR) – Pipeline Licence	Perth Basin	2
Total		**91**

Independent Assurance Report

on greenhouse gas emissions presented in Origin Energy's 'Sustainability Report to Stakeholders 2005'

ERNST & YOUNG

To the Management of Origin Energy Limited ('Origin Energy')

Scope

The scope of our engagement was to conduct audit procedures to enable us to express an opinion to the management of Origin Energy in relation to the following total amounts of greenhouse gas ('greenhouse') emissions from selected sources, for the year ended 30 June 2005, reported in Origin Energy's 'Sustainability Report 2005' ('the reported amounts'):

- Total equity share of greenhouse emissions from each of Origin Energy's Exploration and Production, Generation and Networks Businesses; and
- Total greenhouse emissions from each of Origin Energy's Exploration and Production, Generation and Networks Businesses determined on an operational control basis.

Origin Energy's reported amounts include greenhouse emissions from selected:

- Direct Sources – stationary combustion, process emissions and fugitive emissions; and
- Indirect Sources – consumption of purchased electricity.

Origin Energy's Exploration and Production, Generation and Networks Businesses comprise all Australian and New Zealand oil and gas permit areas and gas production facilities, power generation facilities and gas distribution infrastructure assets that Origin Energy either operates or has a financial interest in.

We conducted an assurance engagement in accordance with Australian Auditing and Assurance Standard AUS110 'Assurance Engagements other than Audits or Reviews of Historical Financial Information' to provide reasonable assurance whether the reported amounts are free from material misstatement. The nature of our assurance engagement is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore an assurance engagement cannot guarantee that all material misstatements have been detected. We performed procedures to form an opinion whether, in all material respects, the reported amounts are presented fairly in accordance with the selected methods.

Management's Responsibility

The management of Origin Energy is responsible for determining the reported amounts using methods that are appropriate for the purpose of reporting in the 'Sustainability Report 2005'. There are no prescribed methods for determining the reported amounts, and the use of different methods can result in materially different amounts. Management has determined the reported amounts using the World Business Council for Sustainable Development Greenhouse Gas Protocol 2004 and the Australian Greenhouse Office Factors and Methods Workbook December 2005 and other relevant methods ('the selected methods'). No opinion is expressed as to whether the selected methods used are appropriate for the purpose described above. Further, Origin Energy's management is responsible for maintaining an effective internal control structure. As such, no assurance is given on any internal controls not associated with the reported amounts.

Limitations of Use

This report has been prepared for the purpose set out in this report and for the use of the management of Origin Energy. We disclaim any assumption of responsibility for any reliance on this report to any person other than the management of Origin Energy, or for any purpose other than that for which it was prepared.

We disclaim all liability to any other party for all costs, loss, damage and liability that the other party might suffer or incur arising from or relating to or in any way connected with the contents of our report, the provision of our report to the other party or the reliance upon our report by the other party.

Independence, Competence and Experience

All professional personnel involved in this engagement have met the independence requirements of Australian professional ethical requirements. Our team has been drawn from our Environment & Sustainability Services Practice and has the required competencies and experience for this engagement.

Qualification

1. In relation to the total equity share of greenhouse emissions from the Networks Business and the total greenhouse emissions from the Networks Business determined on an operational control basis, although we have not identified errors related to the transcription of data, the methodology adopted for the calculation of greenhouse emissions is based on billing data and assumptions which by their nature include inherent material uncertainties. We have not been able to quantify the impact of these uncertainties. In applying this selected methodology, Origin has assumed that all unaccounted for gas was fugitive emissions which is the most conservative approach.
2. In relation to the total equity share of greenhouse emissions from the Exploration and Production Business, the calculation of greenhouse emissions from sites operated by Origin Energy's joint venture partners, comprising 792 kilotonnes carbon dioxide equivalent, is indicative only. It relies on estimates based on the 'Assessment of Greenhouse Gas Emissions from Natural Gas' Australian Gas Association, May 2000, and data sourced from joint venture operators for which supporting evidence was not available for examination. Although no opinion is expressed in relation to the source data, no errors were identified in the transcription or calculations of the greenhouse emissions.

Qualified Audit Opinion

In our opinion, except for the effects on the reported amounts of such adjustments, if any, as might have been required had the limitations referred to in qualification paragraphs 1 and 2 above not existed, the reported amounts as presented in the 'Sustainability Report to Stakeholders 2005', under the heading of 'Key performance data – Greenhouse gas inventory' (identified by the symbol •) are presented fairly in accordance with the selected methods described above.

Commentary

During a year where Origin Energy has expanded operations, it has continued its commitment to having more than 95% of its greenhouse emissions audited. We recommend that, as Origin Energy continues to grow, it considers establishing a program for internal progress reporting of its greenhouse emissions during the year, such as on a quarterly basis.

Ernst & Young

Ernst & Young
Environment & Sustainability Services, Melbourne

17 May 2006

Independent Review Report

in relation to the certain aspects of Origin Energy's 'Sustainability Report 2005'

Ernst & Young

To the Management of Origin Energy Limited ('Origin Energy')

Scope

We have reviewed the following aspects of Origin Energy's 'Sustainability Report 2005' ('the Report'):

1. We have performed a review of a selection of performance statements presented under the heading of 'Performance Summary' (identified by the symbol • as 'E&Y verified') in order to state whether anything has come to our attention that would indicate that the statements are not presented fairly.
2. We have performed a review of the method used for determining greenhouse gas emissions from the 'supply chain' presented under the heading of 'Key performance data – Supply Chain Emissions' on page 40, in order to state whether anything has come to our attention that would indicate that the emissions are not calculated in accordance with the methods determined by management (using the Australian Greenhouse Office Factors and Methods Workbook December 2005 and other relevant methods) as being appropriate for the purpose of disclosure in the Report.

Our review has been conducted in accordance with Australian Auditing and Assurance Standard AUS 110 'Assurance Engagements other than Audits or Reviews of Historical Financial Information'. Because of the nature and scope of the procedures undertaken in a review, it is possible that errors or irregularities may occur and not be detected. Further, a review does not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Any projection of our review statement to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Management's Responsibility

The management of Origin Energy is responsible for the collection and presentation of information in the Report, and for the selection of methods for determining the reported greenhouse gas emissions and investment in community initiatives that are appropriate for purposes of disclosure in the Report. Management has determined the methods using the Australian Greenhouse Office Factors and Methods Workbook December 2005 for the reported greenhouse gas emissions and other relevant methods. No statement is made as to whether the selected methods used are appropriate for the purpose described above. Further, management is responsible for the maintenance of adequate records and internal controls that are designed to support the sustainability reporting process. There are currently no prescribed requirements in Australia relating to the preparation, publication and verification of sustainability reports.

Limitations of Use

This report has been prepared for the purpose set out in this report and for the use of the management of Origin Energy. We disclaim any assumption of responsibility for any reliance on this report or on the Sustainability Report 2005 to which it relates to any party other than the management of Origin Energy, or for any purpose other than that for which it was prepared.

We disclaim all liability to any other party for all costs, loss, damage and liability that the other party might suffer or incur arising from or relating to or in any way connected with the contents of our report, the provision of our report to the other party or the reliance upon our report by the other party.

Independence, Competence and Experience

All professional personnel involved in this engagement have met the independence requirements of Australian professional ethical requirements. Our team has been drawn from our Environment & Sustainability Services Practice and has the required competencies and experience to perform this engagement.

Qualifications

In relation to item 1 above and specifically the performance statement made in relation to breaches of obligations under environmental laws, regulations or licences, although we did not identify any breaches that were not reported, Origin Energy's management systems for identifying, monitoring and reporting of environmental incidents are inconsistent across Business Units and are not adequate to support the conclusion that there were no breaches in the reporting period other than those which have been reported. We are therefore unable to state whether the environmental incidents disclosed in the Report are complete.

Qualified Review Statement

Based on our review, which is not an audit, except for the effects on the 'Sustainability Report 2005' of such adjustments, if any, as might have been required had the limitation referred to in the qualification above not existed nothing has come to our attention that causes us to believe that:

1. The selected performance statements are not presented fairly; and
2. The greenhouse gas emissions from the 'supply chain' are not calculated in accordance with the methods selected by management as being appropriate for the purpose of disclosure in the Report.

Commentary

Origin Energy has continued its commitment to Sustainability Reporting. For the first time, Origin Energy has sought assurance over key performance statements and selected methods rather than a report of findings from procedures agreed with management undertaken in prior years. This is an important step for Origin Energy in expanding its assurance program.

Ernst & Young

Ernst & Young
Environment & Sustainability Services, Melbourne

17 May 2006

Sustainability Report 2005 Response card

To continually improve our Sustainability Report, we welcome and encourage feedback. Please complete the form below, detach from this report; and then fold, seal and post at your nearest Australia Post box. Responses will be treated as confidential. No stamp or envelope is required if posted in Australia.

1. How did you rate Origin Energy's Sustainability Report overall? (please tick)

☐ Poor ☐ Fair ☐ Good ☐ Very good ☐ Excellent

2. Please rate (circle) the areas of the report you found of most interest (1 = low, 5 = high)

1	2	3	4	5	From the Managing Director
1	2	3	4	5	Origin Energy across the supply chain
1	2	3	4	5	Performance summary
1	2	3	4	5	Environment – Greenhouse gas emissions and clean energy choices
1	2	3	4	5	Environment – Environmental management
1	2	3	4	5	Social – Our employees
1	2	3	4	5	Social – Health and safety
1	2	3	4	5	Social – Our community
1	2	3	4	5	Social – Customer hardship
1	2	3	4	5	Economic

3. How satisfied were you which each of the following (1 = low, 5 = high)

1	2	3	4	5	Amount of information
1	2	3	4	5	Quality of information provided
1	2	3	4	5	Clarity of design and presentation
1	2	3	4	5	Easy to read and comprehensive
1	2	3	4	5	Performance data
1	2	3	4	5	Overall rating

4. What do you believe are critical environmental, social or economic issues that Origin Energy encounters?

____

____

____

5. How strongly do you agree/disagree with the following statements (Please tick)

Origin Energy is environmentally responsible.	☐ Strongly agree	☐ Agree	☐ Neutral	☐ Disagree	☐ Strongly disagree
Origin Energy is socially responsible.	☐ Strongly agree	☐ Agree	☐ Neutral	☐ Disagree	☐ Strongly disagree
Sustainability efforts are critical to the future success of Origin Energy.	☐ Strongly agree	☐ Agree	☐ Neutral	☐ Disagree	☐ Strongly disagree

6. Any further comments?

____

____

____

Please tick the appropriate boxes that apply to you:

☐ Business professional
☐ Government official
☐ Origin Energy employee
☐ Origin Energy shareholder
☐ Other
☐ Environmental non-government organisation
☐ Social non-government organisation
☐ Interested citizen
☐ Student

Name .... Company ....

Address ....

Phone .... Email ....

☐ Yes, please send me ____ copies of future Origin Energy sustainability reports.
☐ No, I do not wish to receive Origin Energy sustainability reports in the future.

Fold here

No stamp required
if posted in Australia

Delivery Address:
GPO Box 186
MELBOURNE VIC 8060

Corporate Communications Manager
Public & Government Affairs
Origin Energy
Reply Paid 186
MELBOURNE VIC 8060

Fold here

Glossary of terms

Air quality The condition of the air we breathe.

Biodiversity Biological diversity (biodiversity) describes the richness and variety of all living things in the world.

Carbon A chemical substance which exists in its pure form as diamond or graphite, and is part of rock and air as well as being contained in all plants and animals.

Carbon dioxide (CO_2) A greenhouse gas that can be produced as a by-product of oil and gas production, burning fossil fuels and biomass.

Carbon intensity CO_2 emissions per unit of energy.

Climate change Any change in climate over time, whether due to natural variability or as a result of human activity.

CO_2e Carbon dioxide equivalent.

Coal seam gas (CSG) Natural gas contained within coal seams.

Cogeneration The production of two or more forms of energy from one fuel source. In general, cogeneration plants operated by Origin Energy produce steam and electricity from natural gas.

Combined cycle gas turbine (CCGT) Combined cycle technology uses both gas and steam turbine cycles in a single plant to produce electricity with high conversion efficiencies and low emissions.

Contact Contact Energy Limited.

EBITDA Earnings before interest, tax, depreciation and amortisation.

Electricity measures

- Watt (W) A measure of power present when a current of one ampere flows under the pressure of one volt.
- Kilowatt (kW) One kW = 1,000 watts.
- Kilowatt hour (kWh) The standard unit of electrical energy that represents the consumption of one kilowatt over the period of one hour. An average household in Victoria consumes about 5,000 kWh of electricity per annum.
- Megawatt (MW) One MW = 1,000 kW or one million watts.
- Megawatt hour (MWh) One MWh = consumption of one megawatt of electricity for one hour.
- Gigawatt hour (GWh) One GWh = 1,000 megawatt hours or one million kilowatt hours.
- Terawatt hour (TWh) One TWh = 1,000 gigawatt hours or one million megawatt hours.

Emissions Substances being released to the environment.

EOWA Equal Opportunity for Women in the Workplace Agency.

EPA Environment Protection Authority or equivalent State authority.

Fossil fuels Fuels derived from fossilised organic matter such as coal, oil and petroleum.

Fugitive emissions Substances which escape to air such as leaks from equipment.

Gas measures

- Joule A joule is the primary measure of energy in the metric system.
- Gigajoule (GJ) A gigajoule is equal to one billion joules. An average household in Victoria consumes approximately 55 GJ per annum.
- Terajoule (TJ) A terajoule is equal to 1,000 gigajoules.
- Petajoule (PJ) A petajoule is equal to one million gigajoules.
- Petajoules equivalent (PJe) The measurement used in this report to represent the equivalent energy in different products so the amount of energy contained in these products can be compared on an equal basis.

The factors used by Origin Energy to convert to PJe are:

One million barrels crude oil = 5.83 PJe
One million barrels condensate = 5.41 PJe
One million tonnes LPG = 49.3 PJe
One TWh of electricity = 3.6 PJe

GHG Greenhouse gas.

GIS Geographic Information System.

Global warming potential (GWP) Greenhouse impact relative to carbon dioxide.

Greenhouse effect A natural effect that keeps the Earth's temperature at a level necessary to support life. Gases in the lower atmosphere such as carbon dioxide, methane and water vapour are warmed by radiation released by the Earth's surface after it has been warmed by solar energy. These gases then radiate heat back towards the ground – adding to the heat the ground receives from the Sun. Without the natural greenhouse effect the surface of the planet would be about 33°C colder on average. The enhanced greenhouse effect occurs when human activity, such as burning fossil fuels and land clearing, generates more greenhouse gases and increases the warming process. Most scientists agree that the enhanced greenhouse effect is leading to global warming and climate change.

Greenhouse gases Natural and anthropogenic gases in the atmosphere that absorb and emit infrared or heat radiation, causing the greenhouse effect. The main greenhouse gases are carbon dioxide and methane.

HSE Health, safety and environment.

HSEMS Health, Safety and Environment Management System.

Kyoto Protocol A protocol adopted by the United Nations Framework Convention on Climate Change in Kyoto, Japan in 1997 committing Annex B countries (most OECD and some others) to reduce anthropogenic greenhouse gas emissions relative to 1990 levels. The Kyoto Protocol deals with carbon dioxide, nitrous oxide, methane, sulphur hexafluoride, hydrofluorocarbons and perfluorocarbons.

LPG Liquefied Petroleum Gas.

LTIFR Lost time injury frequency rate. Calculated as LTIs per million hours worked.

Moderate medical treatment injuries rate (MMTIR).

NEM National Electricity Market.

NO_x Oxides of nitrogen.

Operating Cash Flow After Tax Ratio (OCAT Ratio) OCAT Ratio = EBITDA less change in working capital less non-cash items less stay in business capital less tax divided by funds employed.

Origin Energy Origin Energy Limited.

Ozone depletion The reduction of ozone (O_3) in the upper atmosphere as a result of human produced chemicals such as CFCs. Recent evidence suggests that ozone depletion in the upper atmosphere may affect climatic patterns on the Earth's surface.

Photovoltaic (PV) Photovoltaic cells convert sunlight directly into electricity.

PMS Performance Management System.

Seismic survey A geophysical survey used to gain an understanding of rock formations beneath the Earth's surface.

Sequestration The uptake and storage of carbon, for example reforestation and increasing the carbon content of soil.

SO_x Oxides of sulphur.

Stakeholders Refers to employees, shareholders, government, landowners, customers and communities.

Stationary energy Includes emissions from electricity generation and from fuels consumed in the manufacturing, construction and commercial sectors, and emissions from other sources like domestic heating.

The company Origin Energy Limited and its controlled entities.

Total Shareholder Return (TSR) TSR represents the return to shareholders. This is determined by taking into account the appreciation in stock price, returns to shareholders in the form of dividends and other disbursements, and the effect of movements in issued capital.

TRCFR Total Reportable Case Frequency Rate.

Upstream Part of Origin Energy's business that is involved in the exploration and production of hydrocarbon liquids and gases.

Printed on recycled paper made from certified FSC mixed source paper which is derived from well-managed forests, containing 80% recycled fibre and 20% totally chlorine free pulp and is ISO 14001 certified.
Designed and produced by The Ball Group Sydney and Melbourne ORG0088 05/06

Directory
Origin Energy Limited

Registered Office
Level 45, Australia Square
264-278 George Street
Sydney NSW 2000

GPO Box 5376
Sydney NSW 2001

Telephone (02) 8345 5000
Facsimile (02) 9241 7377
Internet www.originenergy.com.au
Email sustainability@originenergy.com.au

Origin energy

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	30 May 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of shares under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**20,000 @ $3.396826** **10,000 @ $3.036826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**23 May 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**794,317,258**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**14,651,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 30 May 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/05/2006

TIME: 14:03:31

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Weekly Drilling Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX Release

18 May 2006

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries and significant non-operated wells.

Braeburn 1

Well type:	Gas Exploration Well
Location:	Surat Basin, Queensland (PL 227) Approximately 5.2 kilometres metres north of the Myall Creek 8 well. Latitude: 27° 00' 54.54" S Longitude: 149° 12' 48.87" E
Initial Interests:	Origin Energy CSG Ltd* 100.0% *a wholly owned subsidiary of Origin Energy Limited
Objective:	Primary target: Upper Tinowon Sandstone Secondary targets: Showgrounds Sandstone, Rewan Group, Lower Tinowon Sandstone Proposed total depth: 2,141 metres (RT)
Progress and Status:	Commenced drilling on 10 May 2006 with the Century 7 drilling rig. Drilled 311 millimetre (12-1/4 inch) hole to 245 metres. Set 244 millimetre (9-5/8 inch) surface casing at 244 metres. Drilled 216 millimetre (8-1/2 inch) hole to 2,046 metres. At 08:00 EST the operations at the well were drilling ahead at 2,046 metres. Progress for the week was 2,046 metres.

For further information contact:
Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Origin energy

RECEIVED

2006 JUN 22 P 1:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	18 May 2006
From	Bill Hundy	Pages	33
Subject	**PRESENTATION**		

Attached for your information is a copy of a presentation entitled "ContactOrigin - Dual Listed Companies Structure" that contains an outline of the proposed ContactOrigin merger via a dual listed companies structure that addresses some questions about the proposed structure.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Shareholder Information section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ContactOrigin
Dual Listed Companies structure

17 May 2006

Important notice

This presentation has been prepared by Origin Energy Limited (Origin Energy) for the purpose of providing a summary of the proposed dual listed companies structure (Merger Proposal) to Origin Energy shareholders, Contact Energy shareholders, and other interested parties. Details of the Merger Proposal are contained in the Merger Implementation Agreement dated 20 February 2006 (which is publicly available) and the Explanatory Memoranda which will be distributed to Origin Energy Shareholders and Contact Energy Shareholders in mid-2006.

This presentation is for information purposes only and is not financial advice. It should not be construed as a summary of, or a replacement for, the Contact Energy Explanatory Memorandum and Notice of Meeting to be distributed to Contact Energy Shareholders in mid-2006 and the Origin Energy Explanatory Memorandum and Notice of Meeting to be distributed to Origin Energy Shareholders in mid-2006.

Investors in Contact Energy and Origin Energy are urged to read the relevant Explanatory Memorandum in full and, if they wish, seek advice from their financial adviser, prior to making any investment decision relating to the Merger Proposal, Contact Energy or Origin Energy.

Origin energy

Contents

1. Introduction

Origin energy

Introduction

- On 20 February 2006 Contact Energy and Origin Energy announced their intention to merge through the implementation of a Dual Listed Companies structure (DLC structure or DLC) to be known as ContactOrigin
- On 10 May 2006, Contact Energy made a release to the NZX in relation to an update on timetable and the status of approvals
- DLC structures have been used by some of the world's leading companies to effect cross border mergers. Australian examples such as BHP Billiton and Rio Tinto have been very successful, with both companies growing to be global market leaders
- This presentation provides an outline of the proposed ContactOrigin DLC structure and addresses some questions about the structure

DLC Rationale

	Cash takeover by Origin	Scrip takeover by Origin	DLC
Ongoing ownership for Contact shareholders	✗	✓	✓
No tax payment by revenue account Contact shareholders	✗	✗	✓
No tax payment by Origin shareholders	✓	✓	✓
No flowback of Origin shares	✓	✗	✓
New Zealand shareholder base retained	✗	?	✓
New Zealand shareholders of Contact Energy will be able to receive fully imputed dividends	✗	✗	✓
Australian shareholders of Origin Energy will be able to receive fully franked dividends	✓	✓	✓

Origin energy

2. Structure and mechanics of a DLC

Dual Listed Companies structure

- The DLC structure is used by some leading companies globally

DLC	Larger Party	Smaller Party	Year established
Rio Tinto	RTZ (United Kingdom)	CRA (Australia)	1995
BHP Billiton	BHP (Australia)	Billiton (United Kingdom)	2001
Carnival	Carnival (United States)	P&O (United Kingdom)	2003

- ContactOrigin represents the first trans-Tasman DLC
  - Contact Energy will remain listed on the NZSX and intends to pay fully imputed dividends to New Zealand shareholders
  - Origin Energy will remain listed on the ASX and intends to pay fully franked dividends to Australian shareholders
- Other DLC (type) structures are employed by Unilever, Reed Elsevier and GlaxoSmithKline

Dual Listed Companies structure (continued)

- The relative contribution of Contact Energy and Origin Energy is similar to other DLCs

Current ownership [a]

DLC transaction	Larger party	Smaller party
Rio Tinto [b]	79%	21%
BHP Billiton [c]	59%	41%
Carnival [d]	79%	21%
ContactOrigin (proposed)	75.7%	24.3%

Notes:

(a) Based on shares held by respective groups of shareholders within DLC structures as at 14 April 2006 unless specified and rounded to nearest whole number

(b) Adjusted for 171.1m Rio Tinto Ltd shares held by Rio Tinto plc and Rio Tinto plc buyback since February 2006

(c) Adjusted for US$1.6bn BHP Limited buyback and proposed US$400m BHP plc buyback

(d) Adjusted for 41.7m Carnival plc shares held by Carnival Corp

Origin energy

Overview of Dual Listed Companies structure

- Contact Energy and Origin Energy agree to merge
- The merger is achieved by contract - companies agree to operate as if a single economic entity
- Shareholders continue to hold their existing shares - Origin's cross-holding is eliminated
- The economic interest of an Origin share versus a Contact share is fixed at the time the DLC is formed
  - Origin Energy issues bonus shares to Origin Energy shareholders to achieve an equalisation ratio of 1:1, ie all shares have equivalent economic and voting rights
- The companies share
  - Identical boards and unified senior management
  - Common dividend policy
  - Single credit pool
  - Combined published accounts
- Each company retains
  - Separate legal identity
  - Separate stock exchange listing

DLC structure



Origin Energy Shareholders
Contact Energy Shareholders
107,000 shareholders (53% of combined)
75.7% of total votes
Independent Entity
Origin Energy SVC
1 Origin Special Voting Share (carries up to 24.3% votes in joint electorate actions)
Independent Entity
Contact Energy SVC
1 Contact Special Voting Share (carries up to 75.7% votes in joint electorate actions)
95,000 shareholders (47% of combined)
24.3% of total votes
Origin Energy
Contact Energy
Sharing Agreement
Voting Agreements
Identical Boards
Unified Management
Cross Guarantees
Listed on ASX
Listed on NZSX
Origin Energy operations
Exploration & production
Generation
Retail - electricity, gas & LPG
Networks
Contact Energy operations
Exploration & production
Generation
Retail - electricity, gas & LPG

Principles of the DLC Structure

Single economic enterprise	• Contact Energy and Origin Energy will operate as if they were a single unified economic enterprise • Boards of Directors will be identical • The Directors of both companies shall have regard to the interests of shareholders of both companies as if the two companies were a single unified economic entity • Unified senior executive management
Equalised rights to all Contact Energy and Origin Energy shares	• Post implementation of the DLC a holder of one Contact Energy share and a holder of one Origin Energy share will: – receive equivalent pre-tax distributions while continuing to hold their shares – enjoy equivalent voting rights in relation to joint electorate actions (ie. 1 Origin Energy or Contact Energy share = 1 vote) • Contact Energy shareholders will have Class Voting Rights as will Origin Energy shareholders (see Appendix 1)

Origin energy

What the DLC means for Contact Energy shareholders

Contact Energy shares retained	• Contact Energy minority shareholders will retain their Contact Energy shares; they will not give them up or exchange them as part of the DLC • Contact Energy will continue to be listed on the NZSX and shareholders will be able to continue to buy or sell Contact Energy shares in New Zealand
24.3% of ContactOrigin	• Contact Energy minority shareholders will collectively hold 24.3% of the economic and voting interests in ContactOrigin • Contact Energy minority shareholders participate in the merger benefits and the ongoing growth of the combined ContactOrigin group
Equalised distributions	• Each Contact Energy ordinary share and Origin Energy ordinary share will have the same economic interest in the combined ContactOrigin group and receive the same pre-tax dividend and capital distributions from Contact Energy and Origin Energy respectively (except in NZ$ and A$) • New Zealand resident Contact Energy ordinary shareholders will be able to receive fully imputed dividends in NZ$ (determined from the A$ dividend converted to NZ$) • Australian resident Origin Energy ordinary shareholders will be able to receive fully franked dividends in A$

Origin energy

Key DLC agreements: Sharing Agreement

Equality of treatment for shareholders	• The Sharing Agreement regulates the relationship between the companies • Combined with amended constitutions, it enshrines equality of treatment for each set of shareholders under the DLC structure
Single Economic Enterprise	• Contact Energy Shareholders retain existing Contact Energy Shares and Origin Energy ordinary shareholders retain existing Origin Energy shares • All shareholders have a common interest in the merged group • ContactOrigin is managed as a single economic enterprise • Contact Energy and Origin Energy have identical boards and unified senior management
Equalisation Ratio - Matching Action	• Dividends, capital distributions and voting rights determined by the Equalisation Ratio • To avoid complexity the ratio is set at 1:1 by adjusting shares outstanding immediately prior to the DLC taking effect through the Origin Energy bonus issue - ie. 1 Origin Energy ordinary share will be equivalent to 1 Contact Energy ordinary share • If either company takes a capital action that benefits only one group of shareholders, then an equivalent action must be taken to benefit the other group of shareholders (a "Matching Action") or the original action must be approved by the other group of shareholders, or the Equalisation Ratio must be adjusted with the approval of Contact Energy shareholders (excluding the special voting company) in accordance with the Code Example: BHP Billiton demerged BHP Steel (now Bluescope) to Australian shareholders. UK shareholders received a bonus issue to ensure there was no value transfer

Origin energy

Key DLC agreements: Voting Agreements

Equal voting rights

- On most matters (joint electorate actions) all shareholders of Contact Energy and Origin Energy vote as a group with 1 Origin Energy ordinary share equivalent to 1 Contact Energy ordinary share (see Appendix I for examples)
  - Contact Energy shareholders will hold 24.3% of total votes
  - Origin Energy shareholders will hold 75.7% of total votes
- On matters that could affect Origin Energy and Contact Energy shareholders differently (class rights actions) they vote separately (see Appendix I for examples)

Special Voting Companies

- Each of Origin Energy and Contact Energy issues a Special Voting Share (SVS) to a Special Voting Company (SVC). Each SVC will be held by independent entities
- A Voting Agreement is entered into between each of the SVCs, the SVC Shareholders, Origin Energy and Contact Energy (as appropriate)
- These agreements enable voting in each entity to reflect the votes cast by the ordinary shareholders in each entity

Voting mechanics

- At shareholder meetings for joint electorate actions:
  - The Origin Energy SVC votes the Origin Energy SVS on an Origin Energy shareholder resolution in the same number for and against as voted by the Contact Energy shareholders on the equivalent resolution at the Contact Energy meeting; and
  - The Contact Energy SVC votes the Contact Energy SVS on a Contact Energy shareholder resolution in the same number and proportion for and against as voted by the Origin Energy shareholders on the equivalent resolution at the Origin Energy meeting

Origin energy

Key DLC agreements: Deed Poll Guarantees

Parties

- Each company guarantees most of the payment obligations of the other, creating a single credit pool
- As a result, it does not matter to lenders *(from a credit perspective)* which of Contact Energy or Origin Energy is the borrower within the combined group

Ratings

- The ratings agencies and providers of debt view ContactOrigin as a single borrowing entity, even though Contact Energy and Origin Energy remain separate legal entities
- An immediate benefit of the DLC will be that Contact Energy's credit rating improves
  - S&P has indicated that Contact Energy's credit rating under the DLC will improve from the current rating of BBB to BBB+ (Origin Energy's rating)

Origin energy

Changes to the companies constitutions

Purpose

- Contact Energy and Origin Energy propose constitutions to allow the two companies to operate as if they were a single economic entity under the DLC - this requires the vote of each group of shareholders
- The purposes of the amendments include to:
  - allow the creation and operation of the Special Voting Shares
  - protect Contact Energy and Origin Energy shareholders from a change in the DLC arrangements without their approval
  - provide for equal treatment of both groups of shareholders in the event of a takeover offer (see next page)

Greater influence of Contact Energy shareholders

- Contact Energy will no longer have a controlling shareholder on implementation following High Court Approval[a]
  - Origin Energy will surrender control of Contact Energy - its controlling 51.4% shareholding in Contact Energy will be eliminated
  - Under the DLC, neither company will have a controlling shareholder (based on the companies' current share registers)
  - This means Contact Energy shareholders will have more influence when voting on key decisions (eg. appointment of directors) under the DLC than they do today (where Origin can use its 51.4% interest to determine whether a resolution of shareholders is approved or rejected)
  - See Appendix II for a comparison of Contact Energy Shareholder rights before and after the DLC

Note:

(a) While the Special Voting Company will hold the Special Voting Share and could cast a majority of votes in a general meeting, these votes would be cast on behalf of all Origin Energy shareholders rather than a single party

Origin energy

Takeovers

Principles

- Contact Energy will adopt a new constitution and Origin Energy will make amendments to its constitution to facilitate the DLC being treated as if it was a single entity in the event of a takeover
- The objective will be to ensure that all Contact Energy shareholders and Origin Energy shareholders will be treated substantially the same in the event of a takeover
- Any offer made for Contact Energy will require an equivalent offer to be made for Origin Energy and vice versa. The offers must be equivalent in terms of:
  - Consideration offered
  - Information made available by the potential acquirer to shareholders
  - The time available to consider the offer
  - Conditions of the offer
- There is flexibility for the boards of each company to approve an alternative offer

Procedure

- Contact Energy's new constitution and changes to Origin Energy's constitution ensure that a potential bidder must either gain approval of each Board or extend an equivalent offer to all shareholders if they acquire:
  - 20% of Contact Energy OR 20% of Origin Energy OR 20% of the ContactOrigin group
- A party can make a takeover offer for the whole group by bidding for both Contact Energy and Origin Energy
- The Directors of ContactOrigin have powers to enforce the requirement for equivalent offers under the Companies' constitutions
- Any takeover offer must still comply with local laws

Origin

3. Investor questions

Question #1

Are DLCs too complicated?

- **DLCs have been used for cross border mergers of other successful companies**
- **Rio Tinto was created in 1995 through the merger of RTZ (UK) and CRA (Aus) using a DLC structure**
- **BHP Billiton was created in 2001 by the merger of Billiton (UK) and BHP (Aus) using a DLC structure**
- **Carnival was created in 2003 by the merger of Carnival Inc (US) and P&O Cruises (UK) using a DLC structure**
- **Both Rio Tinto and BHP Billiton have been two of Australia's most successful companies, which have outperformed their peers and are global leaders**
  - Rio Tinto has a market capitalisation of around NZ$125bn with approximately 137,000 shareholders
  - BHP Billiton has a market capitalisation of around NZ$210bn with approximately 370,000 shareholders
- **The other Australian DLC, Brambles recently announced its intention to unify its DLC structure in concert with a major restructuring in the group's operations**
  - Factors cited by Brambles included reduction in corporate costs, elimination of trading disparity between the two companies' shares and enhancing Brambles' position on the ASX
  - These factors have not led Rio Tinto or BHP Billiton to unwind their DLCs
- **The DLC structure is well understood and accepted by investors in the parts of the world where DLCs are traded, including Australia, the United Kingdom, the United States and Europe**

Question #2 — Is the DLC structure a 'takeover in drag', designed as a clever way around the Takeovers Code?

- **The DLC Structure is not a takeover and requires shareholder approval for both companies involved**
- **Contact Energy shareholders are not being asked to give up the Contact Energy shares they currently own**
  - This contrasts with the Trans Pacific/Waste Management NZ transaction, which is an amalgamation under the Companies Act, where investors give up their shares and do not participate in any on-going merger benefits
- **Contact Energy Shares will continue to be listed in New Zealand and Contact Energy intends to pay fully imputed dividends**
  - Contact Energy will continue to be one of the largest companies listed on the NZSX
- **Contact Energy shareholders will participate in the growth of ContactOrigin**
  - Instead of owning 48.6% of Contact Energy, Contact Energy Shareholders will have an economic and voting interest in 24.3% of the combined ContactOrigin group
  - Contact Energy and Origin Energy investors will all share in the benefits of the merger
- **A DLC can't be put in place through a Code offer - the companies' constitutions need to be amended**
  - It is not an attempt to get around the Takeovers Code - the Takeovers Panel has granted certain exemptions to enable the proposed transaction to be put to shareholders
  - Approval of Contact Energy Shareholders (excluding Origin Energy) is required under the Code for allotment of the Special Voting Share

Question #3

Does the DLC represent Origin Energy moving from 51.4% ownership in Contact Energy to 75.7%?

- **Origin Energy took control of Contact Energy in 2004 through the acquisition of a 51.4% majority shareholding - under the DLC, Origin Energy's shareholding in Contact Energy is eliminated and therefore Origin Energy is actually surrendering control**
- **Origin Energy's 51.4% shareholding will be acquired by Contact Energy and eliminated upon amalgamation as part of the DLC proposal**
  - Following the implementation of the DLC, Origin Energy will not hold any shares in Contact Energy
- **Post merger, Contact Energy Shareholders and Origin Energy ordinary shareholders will vote together on joint electorate actions on the basis of one share/one vote**
- **There will be no major shareholder in control of either Contact Energy or Origin Energy (other than the special voting company and based on current share registers)**
  - Contact Energy Shareholders are expected to have an increased influence on shareholder matters of ContactOrigin than currently is the case (see Appendix II)
- **All shareholders will have equivalent economic and voting rights, based on their shareholding, to elect directors, govern the affairs of the company and share in the profits of the company**

Question #3 cont'd — Does the DLC represent Origin Energy moving from 51.4% ownership in Contact Energy to 75.7%?

- Unlike cash takeover offers, the DLC structure is a true merger - Contact Energy shareholders continue to participate in the future growth of ContactOrigin
- Unlike some mergers, ContactOrigin will not have a "majority" shareholder post implementation (other than the SVCs)

Acquisition of shares for cash


Waste Management NZ shareholders
Transpacific shareholders
0% of shares
100% of shares
Waste Management
Transpacific
Transpacific Industries group

Note:

(a) Assumes Transpacific Industries' is successful with proposed amalgamation proposal to amalgamate Waste Management NZ for cash

Merger with "majority" shareholder


Sky TV Shareholders
INL minority Shareholders
News Ltd
21.6% of shares
34.7% of shares
43.7% of shares
Sky TV
INL
Sky Network Television

ContactOrigin DLC


Contact Energy Shareholders
Origin Energy Shareholders
24.3% economic and voting interest
Equal voting rights per share(b)
Equal dividends per share(b)
75.7% economic and voting interest
Contact Energy
Origin Energy
ContactOrigin

Note:

(b) Voting rights in other entity cast by SVCs - not shown

Question #4

How have Contact Energy's shares traded since the announcement of the proposed merger?

- As at 16 May the Contact Energy share price was trading at over 20% higher than immediately prior to the announcement of the proposed merger
- When the Origin Energy share price is adjusted into NZ$ (to enable comparison with Contact Energy) and allowing for the bonus issue, the two share prices have tracked the merger ratio closely



Spot Merger Ratio
Merger ratio (%)
26.0%
25.5%
25.0%
24.5%
24.0%
23.5%
23.0%
22.5%
22.0%
21.5%
21.0%
2-Jan-06
4-Feb-06
10-Mar-06
12-Apr-06
16-May-06
20 Feb 06:
Announcement of DLC Merger
Merger ratio
Agreed merger ratio 24.3%

Question #4 cont'd — How have Contact Energy's shares traded since the announcement of the proposed merger?

- The merger terms imply a premium to Contact Energy share price on day of announcement of NZ$0.70 on constant currency basis
- This premium increases to NZ$1.35 inclusive of NZ$0.75 positive currency impact - as post merger Contact share price is correlated with A$

Contact Energy share price since announcement



8.50
8.00
7.50
7.00
6.50
6.00
NZ$
2-Jan
28-Jan
23-Feb
21-Mar
16-Apr
12-May
Merger ratio (ORG)
FX impact
CEN share price

Contact Energy share price since announcement



Contact Energy share price (16 May) = NZ$7.85
0.2% discount to theoretical
8.40
8.20
8.00
7.80
7.60
7.40
7.20
7.00
6.80
6.60
6.40
6.20
NZ$
6.52
0.70
7.22
0.75
(0.10)
7.86
0.01
CEN M/C (17 Feb)
Merger[a] terms @ ann'mt
CEN DLC val (20 Feb)
FX impact post 20 Feb
ORG A$ SP mov't
CEN DLC val (16 May)
Unexpl'd

Note:
(a) "Unexplained" represents the current difference between the DLC value attributable to Contact Energy shareholders and the current Contact market capitalisation
Source: Bloomberg, Deutsche Bank analysis

Question #5 — Under the DLC will either stock trade at a discount?

- A price disparity can emerge between the two traded stocks making up a *Dual Listed Companies* structure
- Trading disparities have been observed in each of the three DLCs most relevant to ContactOrigin's establishment


BHP Billiton


Rio Tinto


Carnival

- In all of these DLCs, the trading disparity has moved back and forth between the two stocks. This has recurred a number of times for Rio Tinto, the oldest of these DLCs
- The cause of trading disparity cannot be ascribed to a single factor or factors. There is conflicting experience on factors commonly cited as the key causes:
  - Liquidity: Rio Tinto Limited has lower liquidity than Rio Tinto plc and is currently trading at a premium
  - Size: Carnival plc represents 21% of DLC shares and is currently trading at a premium
- Other typical indicators of DLC trading disparity are significantly reduced for ContactOrigin (see over)
- While there can be trading disparities between the two stocks, the above suggests neither stock in ContactOrigin will trade with a systematic premium or discount

Question #5 cont'd

Under the DLC will either stock trade at a discount?

Market segmentation

- Studies suggest trading disparity can result from stock market excess co-movement, which is reduced by the degree of market integration
- Relative to the UK and Australian capital markets (in which comparable existing DLCs trade), the capital markets of Australia and New Zealand are highly integrated

	UK/AU	AU/NZ
Economic integration	✓	✓✓✓
Geographic proximity	×	✓✓✓
Time zone similarity	×	✓✓✓
Imputation regime similarity	✓	✓✓✓
Institutional investment mandate similarity	✓	✓✓✓
Widespread information flows	✓	✓✓✓
Transaction costs similarity	✓	✓✓✓

Market correlation

- Since June 2000, the New Zealand and Australian stock markets have traded with a correlation coefficient of 0.31 vs UK and Australian stock markets, which traded with a coefficient of 0.14 over the same period

ASX/FTSE performance (A$ denominated returns)


Index (rebased to 100)
180
160
140
120
100
80
60
40
20
0
Jun 00
Oct 01
Mar 03
Aug 04
Jan 06
ASX100
FTSE

Source: Bloomberg

ASX/NZSX performance (A$ denominated returns)


Index (rebased to 100)
180
160
140
120
100
80
60
40
Jun 00
Oct 01
Mar 03
Aug 04
Jan 06
ASX100
NZSE

Source: Bloomberg

Market prominence

- The prominence of Contact and Origin in their respective markets (NZSX and ASX) is expected to continue to drive institutional shareholder support

DLC Company		Index weight	Index rank
Brambles	AU	1.05%	20
GKN	LN	0.17%	n/a
BHP	AU	9.62%	1
BLT	LN	1.63%	17
RIO	AU	2.19%	9
RIO	LN	1.96%	13
ORG	AU	0.59%	40
CEN	NZ	8.72%	2

Note: Contact index rank prior to removal of Origin shareholding in contact
Source: Bloomberg

Appendix I: Voting actions under a DLC

Origin energy

Voting actions under a DLC

Joint Electorate Actions

- **Shareholders of both companies effectively vote as a single decision making body on matters which affect both Contact Energy & Origin Energy shareholders in similar ways, eg**
  - Appointment or removal of any director
  - Matters considered at an annual shareholders' meeting eg receipt or adoption of annual accounts
  - The appointment or removal of auditors
  - Acquisitions or disposals or other transactions requiring shareholder approval

Class Rights Actions

- **Where the respective interests of each group of shareholders differ, they vote as separate groups (that is, a class rights vote), eg**
  - Voluntary liquidation of one company
  - An adjustment to the Equalisation Ratio (requires vote of Contact Energy Shareholders (excluding the special voting company) under the Code)
  - Most amendments to the terms of a DLC agreement or specified parts of the constitution of either company or termination of a DLC agreement
  - Any other matter the boards properly consider a class rights action
- **Voting on a class rights action**
  - The Contact Energy SVC will not be able to vote in a Contact Energy class rights action vote (except to vote the proposal down if it is not approved by shareholders of Origin Energy)
  - The Origin Energy SVC likewise cannot vote in an Origin Energy class rights action vote (except to vote the proposal down if it is not approved by shareholders of Contact Energy)

Origin energy

Appendix II: Contact Energy minority shareholder rights - before and after DLC

Contact Energy minority shareholder rights

Approval requirement	Current Position	After DLC Implemented
1. **General**	• Origin Energy can control outcome of shareholder vote unless special resolution or Origin Energy unable to vote (eg. related party transaction)	• Contact Energy and Origin Energy shareholders vote together to determine the outcome (where interests aligned, neither group is likely to vote as a bloc) • Contact Energy shareholders **can influence outcome** – no continuing Origin shareholding • Contact Energy shareholders and Origin Energy shareholders have same rights per share
2. **Appointment or removal of directors**	• Ordinary resolution required • Origin Energy can vote 51.4% stake – Contact Energy minority shareholders can requisition meeting with 5% of votes, but have **no ability to force the election/removal of a director against Origin Energy's wishes**	• Ordinary resolution required – joint electorate action • Contact Energy shareholders **can influence outcome** – no continuing Origin shareholding • Contact Energy shareholders and Origin Energy shareholders have same rights per share
3. **Requisition of shareholder meeting**	• Threshold to acquisition a meeting is 5% of Contact Ordinary Shares • **Whilst they can requisition a meeting, Contact minorities cannot determine any outcome**	• Threshold to requisition meeting under DLC in Contact Energy constitution is 5% of Contact Energy ordinary shares, in addition to statutory position of 5% of voting rights (would require over 20% of Contact Energy shares) • Contact Energy shareholders can influence outcome – no continuing Origin shareholding
4. **Change to constitution**	• Special resolution required • Origin Energy can vote 51.4% stake and block any resolution it opposes – however, likely to be insufficient to carry resolution alone • **Minorities can effectively block resolution**	• Most changes to constitution (except DLC entrenched provisions) are joint electorate actions requiring special resolution. **Contact Energy shareholders have 24.3% of total votes and can influence outcome.** • Changes to entrenched DLC provisions are class rights actions requiring a special resolution to be passed by each Company. **Contact Energy shareholders can effectively block resolution**
5. **Matters normally considered at AGMs (ordinary resolution)**	• Ordinary resolution required • Origin Energy can vote 51.4% stake – therefore minorities have **no effective power to block or carry resolution** against Origin Energy's wishes	• Ordinary resolution required – joint electorate action • Contact Energy shareholders votes matter as they **can influence outcome** – no continuing Origin shareholding • Contact Energy shareholders and Origin Energy shareholders have same rights per share

Origin energy

Contact Energy minority shareholder rights (continued)

Approval requirement	Current Position	After DLC Implemented
6. **Related party transactions with Origin Energy**	• Requirement for shareholder approval of most related party transactions triggered at 5% of Contact Energy's market capitalisation • Ordinary resolution required • **Origin Energy cannot vote 51.4% stake – therefore minorities can effectively block resolution**	• Requirement for shareholder approval of most related party transactions triggered at 5% of Origin Energy and Contact Energy's combined market capitalisation (if NZX waiver obtained) • However, no related party *approvals likely to be required from Contact Energy* shareholders as Origin Energy would cease to be a related party (assuming confirmation by ASX and assuming waiver obtained from NZX)
7. **Major transactions (under NZSX Rule 9.1)**	• Requirement for shareholder approval of major transactions triggered at 50% of Contact Energy's market capitalisation • Ordinary resolution required. Origin Energy can vote 51.4% stake – therefore minorities have **no effective power to block or carry resolution** against Origin Energy's wishes	• Requirement for shareholder approval of major transactions triggered at 50% of Origin Energy and Contact Energy's combined market capitalisation (if NZX waiver obtained) • Ordinary resolution required – joint electorate action • Contact Energy shareholders **can influence outcome** –no continuing Origin shareholding • Contact Energy shareholders and Origin Energy shareholders have same rights per share
8. **Major transactions (under NZ Companies Act)**	• Special resolution required • Origin Energy can vote 51.4% stake – however, likely to be insufficient to carry resolution alone • Minorities may be able to block resolution – depending upon voter turnout	• Special resolution required - Joint electorate action. • Contact Energy ordinary shareholders **can influence outcome** –no continuing Origin *shareholding* • Contact Energy shareholders and Origin Energy shareholders have same rights per share
9. **Liquidation**	• Special resolution required • Origin Energy can vote 51.4% stake – however, likely to be insufficient to carry resolution alone • **Minorities can effectively block resolution**	• Class rights action requiring a special resolution. • **Contact Energy shareholders can effectively block resolution**
10. **Amendment to DLC agreements**	• Not applicable	• Class rights action requiring a special resolution. • **Contact Energy shareholders can effectively block resolution**

Origin energy

Contact Energy minority shareholder rights (continued)

Approval requirement	Current Position	After DLC Implemented
11. **Takeover of Contact Energy**	• Origin Energy could accept and control passes • Minorities have no ability to stop control passing, but can also accept	• Offeror must make equivalent offer for Origin Energy or obtain approval of the Boards (see 12 below)
	• Minorities can block takeover offer with 90% condition (but can be waived by bidder) • Minorities can block amalgamation or scheme of arrangement	• Minorities can block takeover offer with 90% condition (but this can be waived by bidder) • Minorities can block amalgamation or scheme of arrangement
12. **Takeover of Origin Energy**	In order to take control of Origin Energy, either: • Bidder makes offer for Contact Energy, and acquires Origin Energy shareholding in Contact Energy, before acquiring Origin Energy; or • Contact Energy shareholders approve by ordinary resolution. In certain circumstances Origin Energy may not be able to vote	• Offeror must make equivalent offer for Contact Energy or obtain approval from the Boards • Offer must be o subject to approval of shareholders of Contact Energy at which only Contact Energy ordinary shareholders vote; or o An exemption from the NZ Panel is required to allow equivalent offer to be made
	If bidder makes offer for Contact Energy and Origin Energy accepts in respect of Origin Energy shareholding in Contact Energy, 50% minimum acceptance condition will be satisfied, and minorities cannot block change of control of Contact Energy	• Minorities can block takeover offer with 90% condition (but this can be waived by bidder) • If Origin Energy takeover implemented via scheme; likely that scheme would need to be approved as a Origin Class Rights action inter-conditional as a Class Right vote at Contact, in which case Contact Energy shareholders could block Origin Energy scheme
13. **Capital raisings**	• Board has power to issue new shares without shareholder approval up to 15% of Contact Energy capital. Ordinary resolution required to approve; **Origin Energy can carry or defeat resolution** • Above 15% level, minority shareholders have a vote but cannot carry or defeat the resolution	• Board has power to issue new shares without shareholder approval up to 15% of Contact Energy and Origin Energy's combined capital (assuming receipt of NZX waiver) • Above 15% level Contact Energy shareholders could influence outcome – no continuing Origin shareholding • Contact Energy shareholders and Origin Energy shareholders have same rights per share

Origin energy

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/05/2006

TIME: 08:51:51

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Contact Energy Fuels Update Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	11 May 2006
From	Bill Hundy	Pages	6
Subject	**CONTACT ENERGY FUELS UPDATE PRESENTATION**		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Contact Energy Fuels Update
11 May 2006

CONTACT

Disclaimer

This presentation may contain projections or forward looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties.

Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks.

Although management may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realised.

CONTACT

The most important strategic issue facing Contact is the need to secure a reasonably priced, and flexible gas supply

Future Gas Supply

- To support its existing generation and retail business Contact expects to purchase about 50PJ/a.
- The development of Otahuhu C would require an additional 10PJ/a to 20PJ/a gas
- Contact's gas supply as shown in the adjacent chart is based on current assumptions around external gas sales and internal generation requirements and is subject to change.
- The increased cost and decreasing flexibility in new gas contracts remains a challenge

Contact Energy Gas Supply (@31 Dec 2005)



80
70
60
50
40
30
20
10
0
PJ
Maui (inc ROFR)
Shell/OMV
Small contracts
2005/06
2006/07
2007/08
2008/09
2009/10
2010/11

Contact's Maui legacy entitlements have provided flexibility for no additional cost to the unit price of the gas. From June 2009 at the latest, this flexibility will require replacement.

Flexibility

- Contact's Maui legacy entitlements expire in June 2009.
- While the fixed component of Contact's gas book is increasing prior to the end of Maui legacy gas, remaining Maui legacy entitlements provide enough flexibility to substantially mitigate any cost impact until this gas is fully utilised.
- Contact could adjust its operating and trading strategies to mitigate the cost of lost flexibility. For example, by operating its CCGT's at a higher capacity factor. However, this is only likely to partially mitigate the impact of lost flexibility, and possibly at some cost in lost revenue.

Historic Gas Usage



PJ/Month
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06

CONTACT

062-34934

The loss of Maui legacy gas flexibility is expected to increase the average cost of gas per unit utilised

Impact on Average Gas Cost

- Over the last few years observed gas contracts have had either high fixed cost components or high take or pay requirements.
- Assuming that these trends continue and no external sources of flexibility are secured, flexibility would have the effect shown below. (This analysis does not allow for transmission pipeline costs.)
- Flexibility is key to Contact's ability to maintain and grow its thermal generation portfolio.
- The average capacity factor for both Contact's CCGT's, since the acquisition of TCC has been around 71%.



Average Gas Cost
Average Gas Cost per Unit Utilsed as a Percentage of Base Gas Price
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
60%
65%
70%
75%
80%
85%
90%
95%
100%
Capacity Factor

CONTACT

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	10 May 2006
From	Bill Hundy	Pages	2
Subject	**CONTACTORIGIN MERGER PROPOSAL - PROGRESS UPDATE**		

Please find attached a progress update with regard to the ContactOrigin merger proposal.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Origin energy

ASX Release

10 May 2006

ContactOrigin Merger Proposal - Progress Update

Origin Energy and Contact Energy advise that good progress is being made with the relevant regulatory authorities in New Zealand and Australia in working through the various approvals, exemptions and waivers required for the ContactOrigin merger proposal to proceed.

In-principle approvals for the various exemptions, waivers, and approvals sought by Origin Energy and Contact Energy have been received from:

- The New Zealand Takeovers Panel;
- The Australian Securities and Investment Commission; and
- The Australian Stock Exchange.

Approval has also been obtained from the Foreign Investment Review Board in Australia.

In addition, the companies are progressing the process for approvals and waivers from the NZX and the New Zealand Overseas Investment Office.

Full detail of approvals, exemptions and waivers will be made available once they are finalised.

A revised indicative timetable for the merger proposal is:

- Explanatory memorandum mailed to shareholders by early July 2006;
- Origin Energy and Contact Energy shareholder meetings by early August 2006;
- Completion of transaction by end August 2006.

For further information please contact:

Mr Angus Guthrie
Manager, Investor Relations
Origin Energy
Telephone: (02) 8345 5558
Mobile: 0417 864 255

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/05/2006

TIME: 10:49:11

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preferred Contractor for Kupe Gas Project

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	8 May 2006
From	Bill Hundy	Pages	3
Subject	**Origin announces preferred contractor for Kupe Gras Project**		

For your information please find attached a media release regarding the Kupe Gas project.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin energy

ASX / Media Release

8 May 2006

Origin announces preferred contractor for Kupe Gas Project

Origin Energy Resources (Kupe) Limited ("Origin"), as operator of the Kupe Gas Project in New Zealand, has awarded 'preferred contractor' status to Technip Oceania Pty Ltd for construction of both the onshore and offshore components of the project.

This follows the announcement last month of Technip as preferred tenderer for the construction of the production station and other onshore infrastructure.

The offshore component of the project - which has now been added to the original scope of work - involves the design, construction and commissioning of the offshore platform, the pipeline and umbilical connecting the platform to the production station and supervising the Horizontal Directionally Drilled (HDD) shore crossing.

Subject to a final investment decision and if Technip is awarded the contract for both the on- and off-shore components of the project, Origin and Technip will form a joint implementation team (called an Alliance Team).

The team will be led by senior executives from Origin and Technip and resourced by personnel from both companies.

"Using the same contractor for both the on- and off-shore components of the project, and managing the construction under an alliance agreement, offers enormous advantages to the project," said Origin's Executive General Manager for Major Development Projects, Andrew Stock.

"This arrangement will assist the identification and realisation of synergies between the work programs for each component of the project, resulting in cost and logistic efficiencies. It will lead to more effective execution of the project."

"We believe having the project owners and the lead contractor working as one team, with shared objectives and shared risk/reward arrangements, is the best way of managing the currently-challenging and competitive oil and gas construction market," he said.

Technip Oceania is based in Western Australia and Malaysia and provides engineering and construction management services across Asia Pacific with access to the global resources of Technip, one of the world's largest project management and construction companies.

The award of a preferred contractor is another important step towards reaching a final investment decision on the project later this half-year.

ENDS

Registered Office: Origin Energy Resources (Kupe) Limited (N.Z.C.N 849221) • 12 Waione Street, Petone, New Zealand •
Telephone 0800 493 397 • Facsimile +644 568 7140 www.originenergykupe.co.nz
Project Office: Origin Energy Resources Limited • Level 21, 360 Elizabeth Street, Melbourne, VIC 3000 •
GPO Box 186, Melbourne, VIC 3000 • Telephone +613 9652 5555 • Facsimile +613 9639 5902 www.originenergy.com.au

Participants are:

Origin Energy Resources (Kupe) Limited*	50% (Operator)
Genesis Energy	31%
New Zealand Oil & Gas Limited	15%
Mitsui E&P New Zealand Limited	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:

Media:
Tony Wood
General Manager, Public & Government Affairs
Origin Energy
Tel: +61 3 9652 5506
Mobile: +61 419 642 098
Email: tony.wood@originenergy.com.au

Investors:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

About Origin Energy: With a history dating back 140 years, Origin Energy is a major Australian integrated energy company focused on gas and oil exploration and production, energy retailing, power generation and utility network management. Origin seeks to find, develop and produce gas and oil reserves strategically located close to energy markets and existing infrastructure. Its exploration portfolio in New Zealand includes acreage in the Taranaki, Northland and Canterbury Basins. Origin's interest and operatorship of the Kupe Field is an example of the company's efforts to secure and develop new producing assets in the region.

Origin energy

082-34954

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange	Date	5 May 2006
From	Bill Hundy	Pages	3
Subject	**SUBSTANTIAL HOLDER - CHANGE OF INTERESTS**		

We wish to advise that the substantial shareholding of Origin Energy Limited in Geodynamics Limited (GDY) has altered and attach the Form 604 Notice of Change of Interests of Substantial Holder.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Copy to: Company Secretary
Geodynamics Limited

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Geodynamics Limited
ACN/ARSN	ACN 095 006 090

1. Details of substantial holder (1)

Name	Origin Energy Limited
ACN/ARSN (if applicable)	ACN 000 051 696

There was a change in the interests of the substantial holder on	27 / 4 / 2006
The previous notice was given to the company on	17 / 6 / 2005
The previous notice was dated	17 / 6 / 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	15,141,067	15.54%	15,830,723	14.38%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
27/4/2006	Origin Energy Limited	Acquisition of a relevant interest as a result of purchases of securities through an Equity Placement	$1.45 per share	Ordinary 689,656	Ordinary 689,656
20/9/2005	Origin Energy Limited	Dilution of holding by issue of 166,666 securities as a result of the exercise of options under the Company's 2002 Director & Employee Incentive Share & Option Plan	-	-	-
9/9/2005	Origin Energy Limited	Dilution of holding by issue of 428,997 securities as a result of the exercise of options under the Company's 2002 Director & Employee Incentive Share & Option Plan	-	-	-
17/6/2005	Origin Energy Limited	Dilution of holding by issue of 387,255 securities	-	-	-

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Origin Energy Limited	Origin Energy Limited	Origin Energy Limited	Holder of fully paid ordinary shares	Ordinary 15,830,722	15,830,722

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Origin Energy Limited	Level 45 Australia Square, 264-278 George Street, Sydney, NSW, 2000

Signature

print name William M Hundy capacity Secretary

date 5 / 5 / 2006

sign here [signature]

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	5 May 2006
From	Bill Hundy	Pages	19
Subject	**PRESENTATION**		

Please find attached a copy of a presentation entitled "Creating value as an integrated energy company" that Grant King, Managing Director will be delivering to the Macquarie Connections Conference in Sydney today.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

origin energy

Creating value as an integrated energy company

Macquarie Connections Conference

Grant King
Managing Director, Origin Energy

May 2006

The energy industry continues to experience significant change

Coal-seam gas sales set to soar

Merger to plug into synergies: Origin

CNG could replace Maui

Snowy Hydro cap to thwart takeover

PNG gas will power up Queensland

• Peace deal ends seven-month battle • New AGL Energy sets sights on Queensland

AGL, Alinta split spoils of war

New BassGas delay

Envestra will fight move to peg prices

POWER TO THE PEOPLE

Queensland should have gone further with power sell-off

Source: various public documents.

Origin energy

Origin's financial objectives and business strategies were established to respond to changes in the energy industry in the mid 90's.....

- Financial Objective
  - Steady and predictable cashflows
  - EPS growth of 10-15% pa on average
- Business Strategy
  - Positioned in the competitive (rather than regulated) segments of the Australian energy industry
  - Integrated across these segments to:
    - Better manage risk through natural hedges
    - Enhance the range of growth opportunities
  - Pursue other opportunities that leverage skills and knowledge

......while these objectives and strategies are continually reviewed, they are still relevant today

Origin energy

Origin's integrated business strategy has provided steady growth over prior years.....



CFPS
EPS
DPS
cents per share (A$)
70
60
50
40
30
20
10
0
19
13
6
30
17
4
40
20
5
54
25
10
53
31
13
63
37
15
'00
'01
'02
'03
'04
'05

- EPS has increased at a CAGR of over 20% since 2000, above our long term goal of 10 to 15% on average
- In the current year the results within segments will vary, but we expect the overall trend of growth to be consistent with our objectives
- Growth in the E&P segment is being held back by the continuing delays in bringing the BassGas project online
- The retail business is performing largely in line with expectations
- Contact is experiencing favourable operating conditions due to high wholesale electricity prices resulting from relatively low hydro inflows in New Zealand

....while a number of projects are approaching completion and being developed to maintain growth in coming years

Origin energy

The Spring Gully CSG development continues to outperform expectations, with further expansion now approved......






Queensland
Bowen Basin
Denison Trough
Surat Basin
Brisbane
Coral
Sea
NSW
LEGEND

- Spring Gully production is now in excess of 35 TJ/d, with higher gas rates and lower water rates than expected
- Approval of Stage 3 & 4 development of the Spring Gully field will take production potential to over 85 TJ/d (equivalent to over 30 PJ per annum)
- This brings Origin's investment in the Fairview / Spring Gully area to around $500 million (with the last tranche of capacity added at a capital cost of around $8 million per PJ of annual deliverability)
- Acquired 42% interest in the Argyle Coal Seam Gas Project with net 2P reserves of 117 PJ in February 2006 (adjacent to Origin's Talinga pilot project)

.....and CSG now providing over 30% of Origin's gas production

Origin energy

Development of the BassGas project approaches completion with gas now available offshore.....



BassGas Project (42.5%)

- Commissioning and defect rectification work nearing completion.
- Sales Gas was introduced to the onshore plant in early March 2006 from the Victorian grid enabling equipment to be fully tested.
- Raw gas was re-introduced into the offshore facilities on 26 April 2006.
- First product sales are expected in early May 2006 and full production in June 2006

.....and the ramp-up to full production to continue over the next few months as commissioning continues

Origin energy

Development of the Otway Gas project is progressing steadily



The Maersk Guardian jack-up rig (blue and red) drilling the Thylacine South-1 well and dwarfing the Thylacine-A platform in foreground (yellow)

Otway Gas Project (30.75%)

- Project approximately 85% complete and capital expenditure largely complete
- Installation of platform jacket completed and platform topsides secured
- Offshore and onshore pipeline installation has been completed.
- Development drilling program commenced mid March
- Thylacine South appraisal/exploration well successfully appraised the primary producing intervals in the Thylacine gasfield (223 m gross gas column intersected), but was not successful in the deeper Flaxman/Waare exploration play.
- Project will undertake commissioning during the third quarter of 2006

Origin energy

Planning and approvals of the Kupe Gas Project are nearing completion........


Kilometres
0
250
Northland
Basin
Auckland
North
Island
Otahuhu B
Otahuhu A
Hamilton
Te Rapa
New Plymouth
Gisborne
Pohipi Road
Tasman
Taranaki
Basin
Taranaki
Napier
Ohaaki
Wairakei
Sea
Kupe
Nelson
Wellington
South
Island
Christchurch
Canterbury
Basin
Timaru
Clyde
Roxburgh
Dunedin
Invercargill
Pacific
Ocean
Map key
Conventional natural gas
Gas pipeline
Proposed pipeline
LPG seaboard terminal
Gas capable power plant
Cogeneration plant
Hydro power plant
Gas processing plant Proposed

Kupe Gas Project (50%)

- Offshore drilling contract awarded for the development of three wells. Drilling program planned for first half 2007
- Technip Oceania Pty Ltd. has been awarded 'preferred tenderer' status for the construction of the onshore gas production station.
- Offshore tenders for platform fabrication, the offshore platform and pipelines installation are still under evaluation.
- Final investment decision anticipated in the first half of 2006

.......while Origin and Contact are now the largest holders of exploration acreage in New Zealand

Origin energy

Origin is progressing two gas-fired base-load power generation development options in Australia



Proposed Spring Gully Power Station

- Environmental Impact Statement process successfully concluded
- Proposal to construct a high efficiency gas fired power station of around 1000MW (likely two stages of 500 MW each)
- Located adjacent to existing coal seam gas development, avoiding transportation tariffs for the gas and likely taking advantage of water handling/disposal synergies



Proposed Mortlake Power Station

- Environmental Effects Statement consultation successfully completed, planning processes continuing
- Proposal to construct a high efficiency gas fired power station of around 1000MW
- Located close to Origin's Otway Basin gas fields and potential gas storage, and directly on the main Melbourne to Portland high-voltage transmission line
- Favourably located in terms of line losses

Origin energy

Origin is making steady progress on commercialisation of its SLIVER product in the fast growing solar PV technology sector……….

- 1998 - Origin entered R&D project with ANU's Centre for Sustainable Energy Systems
- 1999 - SLIVER® invented
- Late 2003 - Site secured for $20M pilot plant
- Dec 2004 -10W prototype panel
- Jul 2005 -140W prototype panel
- 2H 2005 - successfully developed high-yielding cell process in manufacturing plant
- 2H 2006 - launch first commercial product ~70W panel (a platform for larger panels in future)
- Recent awards include grants for $5 million from the Renewable Energy Development Initiative and $2 million from the Structural Adjustment fund for SA





Photon International magazine
PV News
Annual PV cell production (GW)
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
1998
1999
2000
2001
2002
2003
2004
2005
year

…..where we are currently reviewing strategies for global commercialisation of the product

Origin energy



Our greenfields exploration remains primarily focussed on gas markets in Australia and New Zealand....
Bonaparte Basin
Darwin
Perth Basin
•Tarantula 1ST flowed gas at 35mmcfd, one of the highest flow rates recorded onshore Australia.
•Additional discoveries made by Evandra 1 (oil) and Senecio 1/2 (tight gas).
•Two new 2D seismic surveys acquired to mature existing leads to drillable status.
Northern Territory
Queensland
Cooper-Eromanga Basin
Surat-Bowen Basin
Surat/Bowen Basin
•New gas field discovered at Ogilvie Creek 1/2.
•Underbalanced drilling technology successfully applied in several wells.
•New oil prospects matured to drillable status.
Brisbane
Australia
South Australia
Perth Basin
Perth
New South Wales
Sydney
Adelaide
Cooper/Eromanga Basin
•Three new oil discoveries and four new gas discoveries recorded close to existing facilities, adding incremental reserves.
Victoria
Melbourne
Otway Basin
•Wynn gas field successfully appraised by Wynn 2 but well yet to be flow tested to determine reserves accessed.
Otway/Bass Basin
Tasmania
Hobart
Origin energy

.....while larger opportunities are increasingly in offshore provinces



Queensland
Cooper-Eromanga Basin
Surat-Bowen Basin
Brisbane
Bass Basin
•Acquisition of 206 sq km/170 km Shearwater 3D/2D seismic survey completed to progress commercialisation of Trefoil gas field, and mature nearby leads to drillable status.
Victoria
Melbourne
Otway/Bass Basin
Tasmania
Hobart
Otway Basin
•Studies indicate the Halladale and Black Watch gas fields can be developed from land by extended reach drilling technology.
•Thylacine South 1 confirmed gas in southern fault block
•Acquisition of 1210 sq km Aragorn 3D seismic survey commenced and expected to mature large Aragorn lead in deep water to drillable status.
Northland Basin
•Two new exploration permits awarded in frontier Northland Basin with large gas leads in both deep and shallow waters.
•Commitment is to acquire 2D and 3D seismic surveys.
Taranaki Basin
•Acquisition of the 530 sq km Kora 3D seismic survey completed to detail oil and gas leads
Auckland
Taranaki Basin
New Zealand
Wellington
Canterbury Basin
Canterbury Basin
•New exploration permit awarded in frontier Canterbury Basin, with the large Carrack structure a target for both oil and gas.
•Acquisition of the 1231 km regional Carrack seismic survey completed.

12

On 20 February 2006, Origin Energy and Contact Energy of entered into a merger agreement

- To create a trans-Tasman integrated energy group with
  - Over 2.6 million customers
  - Interests in around 3,000 MW of gross installed generation
  - An extensive portfolio of oil & gas exploration and production assets
  - Around 2,200 PJe of proved and probable reserves together with a significant portfolio of gas contracts across Australia and New Zealand
  - Market capitalisation of over A$7 billion
  - 200,000 shareholders
- To be implemented by way of a dual-listed company (DLC) structure
- The economic interests of the DLC, once implemented, will be Origin shareholders 75.7%, Contact shareholders 24.3%

The merger remains subject to regulatory, court and shareholder approval

Combining the business will create additional value .....

- Improvements in operational efficiency and strategic position
- A stronger financial position
- Enhanced opportunities for growth

.....and by virtue of the terms of the merger Origin and Contact shareholders will receive the ongoing benefits of this increase in value

Since the merger was announced the share price of Origin and Contact has generally tracked the merger ratio.........

Contact/Origin relative share price performance



Price (rebased to 100 as at 20 Feb 2006)
120
115
110
105
100
95
90
20 Feb
CEN - NZ$
CEN - A$
ORG - A$
3 Jan
12 Jan
23 Jan
1 Feb
10 Feb
21 Feb
2 Mar
13 Mar
22 Mar
31 Mar
11 Apr
20 Apr
1 May
Contact (NZ$)
Contact (A$)
Origin (A$)
Spot merger ratio
26.0%
25.5%
25.0%
24.5%
24.0%
23.5%
23.0%
22.5%
22.0%
21.5%
21.0%
Agreed merger ratio 24.3%

- Contact's share price is currently* over 20% higher than immediately prior to the announcement of the proposed merger
- When adjusted into A$ (to enable comparison with Origin Energy) and allowing for the bonus issue, the two share prices have tracked the merger ratio closely
- Merger terms imply a premium to Contact share price on day of announcement of NZ$0.70 on constant currency basis
- Premium increases to NZ$1.24 inclusive of NZ$0.58 positive currency impact - as post merger Contact share price is correlated with A$

.....with the rise in Contact's share price correlated to the merger terms and the change in foreign exchange

Origin energy

* As at May 3 2006

Looking ahead we see another busy year in the energy industry……

headlines we may expect to see

ContactOrigin merger implemented

Queensland Government sells retail energy businesses

Gas and liquids from Bass Basin boost earnings

Thylacine / Geographe on line

PNG gas project declares its position

Regulators bring down consistent decisions

Snowy hydro sold

Coal seam gas continues consolidation

AGL, Alinta deal plays out

Generation projects approved

SLIVER goes global

Carbon regimes aligned

……and Origin will continue to focus on improving performance and delivering growth to increase value for shareholders

Any forward looking information in this presentation has been *prepared on the basis of a number of assumptions which may* prove to be incorrect and these statements speak only as of the date of the announcement. This presentation should not be relied upon as a recommendation to buy or sell shares by either Origin Energy Limited or Contact Energy Limited.

Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

For more information

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/05/2006

TIME: 17:21:54

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Ceasing to be a substantial holder for MAG

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Magellan Petroleum Australia Limited
ACN/ARSN	ACN 009 728 581

1. Details of substantial holder (1)

Name	Origin Energy Limited
ACN/ARSN (if applicable)	ACN 000 051 696

The holder ceased to be a substantial holder on	21 / 04 / 2006
The previous notice was given to the company on	08 / 08 / 2005
The previous notice was dated	08 / 08 / 2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class and number of securities affected (6)	Person's votes affected
21/4/06	Sagasco Amadeus Pty Limited ACN 056 420 396	Pursuant to the acceptance of the Exchange Offer made by Magellan Petroleum Corporation (MPC) for shares of Magellan Petroleum Australia Limited (MPAL), MPC issued to Sagasco Amadeus Pty Limited 3,296,387 shares of Common Stock in exchange for 4,395,182 shares of MPAL.	7.5 MPC shares for every 10 MPAL shares plus 10 cents per MPAL share	4,395,182	4,395,182
21/4/06	BTS Pty Limited ACN 008 675 821	Pursuant to the acceptance of the Exchange Offer made by Magellan Petroleum Corporation (MPC) for shares of Magellan Petroleum Australia Limited (MPAL), MPC issued to BTS Pty Limited (a wholly owned subsidiary of Origin Energy Limited) 219,255 shares of Common Stock in exchange for 292,339 shares of Magellan Petroleum Australia Limited.	7.5 MPC shares for every 10 MPAL shares plus 10 cents per MPAL share	292,339	292,339
11/8/05	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$149,800	107,000	107,000
10/8/05	Sagasco Amadeus Pty Limited	Sale of fully paid ordinary shares on market	$234,080	167,200	167,200
9/8/05	BTS Pty Limited	Sale of fully paid ordinary shares on market	$43,500	30,000	30,000
8/8/05	BTS Pty Limited	Sale of fully paid ordinary shares on market	$70,000	50,000	50,000
5/8/05	BTS Pty Limited	Sale of fully paid ordinary shares on market	$70,000	50,000	50,000

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/04/2006

TIME: 16:26:55

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Weekly Drilling Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	28 April 2006
From	Bill Hundy	Pages	3
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non-operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

ASX Release

28 April 2006

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries and significant non-operated wells.

Ogilvie Creek 2

Well type:	Gas Exploration Well
Location:	Surat Basin, Queensland (PL 174) Approximately 900 metres northwest of the Myall Creek 8 well. Latitude: 27° 03' 25.66" S Longitude: 149° 12' 43.74" E
Initial Interests:	Origin Energy CSG Ltd* 100.0% *a wholly owned subsidiary of Origin Energy Limited
Objective:	Primary target: Basal Rewan Sandstone Secondary targets: Showgrounds Sandstone, Rewan Group, Upper Tinowon Sandstone, Lower Tinowon Sandstone Proposed total depth: 2,031 metres (RT)
Progress and Status:	Commenced drilling on 24 April 2006 with the Century 7 drilling rig. Drilled 311 millimetre (12-1/4 inch) hole to 247 metres. Set 244 millimetre (9-5/8 inch) surface casing at 244 metres. Drilled 216 millimetre (8-1/2 inch) hole to 591 metres. At 08:00 EST the operations at the well were drilling ahead in the Mooga Formation. Progress for the week was 591 metres.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Non-Operated Wells

There are no significant non-operated wells to be reported.

For further information contact:
Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2006 JUN 22 P 1:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/05/2006

TIME: 16:46:32

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

New Field Gas Discovery in Surat Basin Queensland

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	2 May 2006
From	Bill Hundy	Pages	3
Subject	**New field gas discovery in Surat Basin, Queensland**		

For your information please find attached an announcement regarding Origin's new field gas discovery in Surat Basin, Queensland.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

2 May 2005

New field gas discovery in Surat Basin, Queensland

Origin Energy Limited is pleased to advise that the exploration wells Ogilvie Creek 1 (PL 227) and Ogilvie Creek 2 (PL 174), drilled by its wholly owned subsidiary Origin Energy CSG Limited, have discovered new gas pools in the Surat Basin.

A drill stem test (DST) conducted over a sand at the base of the Rewan Group in Ogilvie Creek 2 (interval 1,843 - 1,870m) flowed gas to surface at a final rate of 5.1 mmcfd at a flowing tubing head pressure (FTHP) of 840 psi on a 1/2 inch choke.

This followed a DST conducted over a sand in the upper Tinowon Formation (interval 2,060 -2,073m) in Ogilvie Creek 1 flowed gas to surface at a final rate of 0.4 million cubic feet per day (mmcfd) at a FTHP of 51 pounds per square inch (psi) on a 1/2 inch choke.

Ogilvie Creek 1 was deliberately drilled on the flank of the Ogilvie Creek structure, whereas Ogilvie Creek 2 was drilled on the crest. Pressure data indicate that the wells tested separate gas accumulations.

Both wells will be completed for production and tie-in to existing facilities at the nearby Myall Creek field (refer attached map), for long term testing to determine reserves to be accessed.

Participants are:

Origin Energy CSG Limited (Operator) 100%

For further information contact:

Rob Willink
Executive General Manager - Exploration
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Attachment


149°12' E
149°14' E
ATP336P W
ATP336P R
27°00' S
Queensland
Horseshoe 1
Horseshoe 2,3
Horseshoe Field
0
1
Kilometres
PL227
27°02' S
PL174
Gambier Park 1
Ogilvie Creek 1 PL227
Productive Reservoir:
Upper Tinowon Sandstone
Ogilvie Creek Prospect
Ogilvie Creek 2 PL174
Productive Reservoir:
Rewan Formation
Myall Creek East 1
Noorindoo 2
Riverside 1
Riverside Field
Myall Creek 8
27°04' S
Myall Creek 5
Myall Creek 3
Riverside South 1
Myall Creek 2
Gas Pipeline
Myall Creek Field
Myall Creek 7
Myall Creek 4
Myall Creek 1
Myall Creek 6
ATP647P
ATP471P M
Churchie 6
Churchie 7
PL192
Churchie 3
Churchie Field
Churchie 4
Coral Sea
300km
Cairns
Townsville
Pacific Ocean
Queensland
Rockhampton
Surat Basin
Ogilvie Creek
Brisbane

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	2 May 2006
From	Bill Hundy	Pages	9
Subject	APPENDIX 3B NOTICE		

Please find attached an Appendix 3B regarding the issue of shares under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	60,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**20,000 on 27 April 2006** **40,000 on 1 May 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**794,287,258**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,681,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 2 May 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

RECEIVED
2006 JUN 22 P 1:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	27 April 2006
From	Bill Hundy	Pages	4
Subject	**CONTACT ENERGY - QUARTERLY OPERATIONAL REPORT**		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

contact

26 April 2006

QUARTERLY OPERATIONAL REPORT FOR THE PERIOD ENDED 31 MARCH 2006

- The average wholesale electricity price received by Contact's generation was $115.83 per MWh over the quarter ended 31 March 2006[1]. The comparable price for the same period ended 31 March 2005 was $55.57 per MWh.

- The higher prices reflected lower than average hydro inflows. National hydro inflows were 83% of mean during the period ended 31 March 2006 and national hydro storage was 65% of mean at the end of the period. This compares to the March quarter of 2005 when hydro inflows were 104% of mean and national hydro storage levels were 113% of mean.

- Contact's total generation for the quarter ended 31 March 2006 was 2,892 GWh, which was 15% higher than total generation for the period ended 31 March 2005 when it was 2,506 GWh.

- The mix of generation was also different during the 31 March 2006 quarter, as thermal generation levels were 1,720 GWh, 70% higher than the same period in 2005. The higher thermal generation levels reflected Contact's response to the significant increase in average wholesale electricity prices, compared to the same period in 2005.

- Contact's use of gas for thermal generation was 14.0 PJ for the quarter ended 31 March 2006, compared to 9.0 PJ for the three months to 31 March 2005. The increase reflected higher thermal generation output due to low hydro inflows.

- Hydro generation levels were 737 GWh for the period ended 31 March 2006 compared to 1,067 GWh in the period ended 31 March 2005, reflecting lower inflows into the Clutha catchment.

- Electricity customer numbers, as at 31 March 2006, were 514,000, slightly up on the quarter ended 31 December 2005 when customer numbers were 512,000. Gas customer numbers declined from 81,000 at 31 December 2005 to 80,000 at 31 March 2006.

- Drilling of three wells at the Ohaaki geothermal field has been successfully completed, producing approximately 16 -19 MW on discharge test. Deep appraisal drilling has commenced at the Te Mihi section of the Wairakei geothermal field.

- Contact won the Supreme Award at the EECA EnergyWise Awards for Healthy Homes 2006.

- The Electricity Commission released its final determination on HVDC pricing. The costs of existing and future HVDC assets will be charged to South Island generation plant, both existing and new. This does not materially alter the current treatment of this expense for Contact.

- Contact has responded to a request from the Commerce Commission for information in relation to its ongoing investigation under Part II of the Commerce Act into the NZ wholesale and retail electricity markets in New Zealand.

[1] This price excludes contracts for differences.

CONTACT ENERGY LIMITED | PO Box 10742 Wellington New Zealand | Level 1 Harbour City Tower 29 Brandon Street Wellington | Phone 64-4 499 4001 Fax 64-4 499 4003

Operational data for quarter ended 31 March 2006

Thermal generation	
Quarter ended 31 March 2006	1,720 GWh
Quarter ended 31 March 2005	1,013 GWh
Nine months ended 31 March 2006	4,902 GWh
Nine months ended 31 March 2005	3,023 GWh
Geothermal generation	
Quarter ended 31 March 2006	435 GWh
Quarter ended 31 March 2005	426 GWh
Nine months ended 31 March 2006	1,354 GWh
Nine months ended 31 March 2005	1,324 GWh
Hydro generation	
Quarter ended 31 March 2006	737 GWh
Quarter ended 31 March 2005	1,067 GWh
Nine months ended 31 March 2006	2,227GWh
Nine months ended 31 March 2005	3,186 GWh
Total generation	
Quarter ended 31 March 2006	2,892 GWh
Quarter ended 31 March 2005	2,506 GWh
Nine months ended 31 March 2006	8,483 GWh
Nine months ended 31 March 2005	7,533 GWh
Retail sales	
Quarter ended 31 March 2006	1,696 GWh
Quarter ended 31 March 2005	1,627 GWh
Nine months ended 31 March 2006	5,489 GWh
Nine months ended 31 March 2005	5,422 GWh
Average wholesale electricity price[2]	
Quarter ended 31 March 2006	115.83 $MWh
Quarter ended 31 March 2005	55.57 $MWh
Nine months ended 31 March 2006	93.33 $MWh
Nine months ended 31 March 2005	40.48 $MWh
Average energy purchase cost	
Quarter ended 31 March 2006	129.36 $MWh
Quarter ended 31 March 2005	59.53 $MWh
Nine months ended 31 March 2006	101.77 $MWh
Nine months ended 31 March 2005	42.44 $MWh
Electricity customer numbers	
Quarter ended 31 March 2006	514,000
Quarter ended 31 March 2005	513,000
Nine months ended 31 March 2006	514,000
Nine months ended 31 March 2005	513,000
Gas used in internal generation	
Quarter ended 31 March 2006	14.0 PJ
Quarter ended 31 March 2005	9.0 PJ
Nine months ended 31 March 2006	40.3 PJ
Nine months ended 31 March 2005	25.5 PJ

---

[2] This price excludes contracts for differences

Retail gas sales

Quarter ended 31 March 2006	0.9 PJ
Quarter ended 31 March 2005	1.6 PJ
Nine months ended 31 March 2006	5.4 PJ
Nine months ended 31 March 2005	7.0 PJ

Wholesale gas sales

Quarter ended 31 March 2006	2.9 PJ
Quarter ended 31 March 2005	1.9 PJ
Nine months ended 31 March 2006	10.7 PJ
Nine months ended 31 March 2005	7.1 PJ

Gas customer numbers

Quarter ended 31 March 2006	80,000
Quarter ended 31 March 2005	87,000
Nine months ended 31 March 2006	80,000
Nine months ended 31 March 2005	87,000

Approved for release
David Hunt, Chief Executive

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	28 April 2006
From	Bill Hundy	Pages	19
Subject	**ORIGIN ENERGY LIMITED - QUARTERLY REPORT**		

Attached is the Origin Energy Limited report for the quarter ended 31 March 2006.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

Report for the Quarter ended 31 March 2006

To the Australian Stock Exchange

Origin Energy Limited (Origin) hereby submits this Quarterly report to the Australian Stock Exchange which covers the activities of wholly owned subsidiaries Origin Energy Resources Limited and Origin Energy CSG Limited.

Significant events and influences during the Quarter included:

- Total production fell by 5% compared to the previous Quarter from 19.8 PJe to 18.9 PJe. This reflected seasonal variations, natural field decline in some areas and lower oil production. Product sales were however 7% higher at 20.9 PJe with the increase due to a combination of the timing of liquids shipments and higher third party sales. Sales revenue was 13% higher than the previous Quarter at $112.3 million.

- Commissioning and defect rectification work on the Yolla offshore platform and the Lang Lang onshore plant are nearing completion. Gas was introduced to the onshore plant in early March 2006 from the Victorian grid enabling equipment to be fully tested. Raw gas was re-introduced into the offshore facilities on 26 April 2006. First product sales are expected in early May 2006 and full production in June 2006.

- The Otway Gas Project is approximately 85% complete overall. Installation of platform jacket was satisfactorily completed and platform topsides were successfully lifted and placed on the jacket. Offshore and onshore pipeline installation has been almost completed. The Thylacine development drilling program commenced on 17 March 2006 using the drilling rig, Maersk Guardian.

- Technip Oceania Pty Ltd. has been awarded 'preferred tenderer' status for the construction of the onshore gas production station for the Kupe Gas Project in New Zealand. Offshore tenders for platform fabrication, the offshore platform and pipelines installation are still under evaluation. The final investment decision for the project is expected later this half-year.

- The Origin Board has approved Phases 3 and 4 of the Spring Gully Project which address additional field deliverability and gas plant expansion (to 85 TJ/d) to meet firm contractual commitments to QAL and Energex. The estimated cost of these development phases is $114 million.

- Origin acquired significant interests in additional coal seam gas (CSG) permits in Queensland from Pangaea Oil and Gas Pty Ltd for a consideration of $70 million. These included PLs 179, 228 and 229 (40.6% interest) covering the Argyle field, ATP 620P (40.6% interest), which includes the Lauren field, and ATPs 610P (29.4% interest) and 648P (31.2% interest).

- The sale of the Moura coal seam gas interests to Anglo Coal (Moura) Limited and Mitsui Moura Investment Pty Ltd for $22 million reached settlement on 31 March 2006.

- Origin finalised the sale of its 50% interest in ATP 633P, which was granted during the Quarter, to Beach Petroleum Limited.

- In Queensland coal seam gas tenures, ten appraisal/development wells were drilled on the Fairview field (3) and the Spring Gully project area (7) and seven exploration wells were drilled in the Walloons CSG areas (4) and northern Comet Ridge/Denison Trough (3).

- Origin participated in a total of 12 wells in the Cooper Basin during the Quarter. Eight gas development wells were drilled; all were cased and suspended as future gas producers. Four delineation wells were drilled, of which one was a successful gas well and two were successful oil wells.

- Other drilling activity included the Merriwee 1 exploration well in the Surat Basin, which recovered a small amount of oil, and two injector wells into the Newstead storage reservoirs, also in the Surat Basin.

- Seismic activity included the acquisition of the Aragorn 3D Seismic Survey in the offshore Otway Basin (in progress); the Kora 3D Seismic Survey in the offshore Taranaki Basin, New Zealand; the Carrack 2D Seismic Survey in the offshore Canterbury Basin, New Zealand (in progress); the Springy Creek 2D Seismic Survey in the Perth Basin; the Westmar 2D Seismic Survey in the Surat Basin and seismic acquisition programs over the Spring Gully project area and the Walloons CSG area.

Post Report Date Events

- Drilling operations in the Thylacine South 1 appraisal/exploration well were completed with a total depth of 3245m (measured depth) attained. The well is now being evaluated, having intersected a gross gas interval of approximately 223 metres (true vertical depth) and successfully appraised the Unit 1 and 2 reservoirs which are the primary producers in the Thylacine gasfield. However the well was not successful in establishing commercial gas reserves in the deeper Flaxman/Waare exploration play. Operations have commenced on the first well in an expected four well development drilling program.

- The exploration well, Ogilvie Creek-1, drilled in ATP 375P, Surat Basin, tested gas at 0.4 MMcfd from the Upper Tinowon sand.

- The recording of the Carrack 2D Seismic Survey in the Canterbury Basin, New Zealand, has been completed. The 117 km Russ 2D Seismic Survey in EP 320, Perth Basin, has commenced.

- The purchase of interests in PLs 179, 228 and 229 and ATPs 610, 620 and 648 from Pangaea Oil and Gas Pty Ltd was completed on 12 April 2006.

Report for the Quarter ended 31 March 2006

1. **PRODUCTION SALES AND EXPENDITURE**

The share of production and energy sales during the Quarter is summarised as follows:

1.1 **Production by Area (and Total Sales and Revenue)**

Note: current Quarter production figures for some areas (non-operated) include estimates for March 2006 production. Where necessary previous Quarter figures have been amended to reflect actual production volumes which became available only after the report date for that Quarter.

Natural Gas and Ethane	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2004/05	YTD 2005/06	YTD 2004/05
Natural Gas	PJe						
SA Cooper & SWQ		5.7	6.5	(12)	7.3	19.5	23.4
Otway Basin		0.9	0.9	-	1.2	2.8	6.4
Perth Basin		0.7	0.8	(13)	0.8	2.2	1.9
Coal Seam Gas		5.1	4.5	13	3.0	14.0	8.2
Surat / Denison		2.5	2.5	-	2.8	7.5	8.8
Carnarvon Basin		-	-	-	-	-	0.1
Ethane	PJe						
SA Cooper & SWQ		0.3	0.5	(40)	0.3	1.2	1.0
Total Production		15.2	15.7	(3)	15.4	47.2	49.8
Total Sales		16.5	15.5	6	15.2	49.9	50.9
Total Revenue	$M	55.8	54.8	1	49.1	171.4	162.5

Crude Oil	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2004/05	YTD 2005/06	YTD 2004/05
Crude Oil	kbbls						
SA Cooper & SWQ		70.1	87.1	(20)	79.2	253.8	256.5
Surat / Denison		5.2	5.7	(9)	7.1	17.5	23.8
Perth Basin		346.8	382.4	(9)	449.4	969.2	1225.1
Total Production		422.1	475.2	(11)	535.7	1240.5	1505.4
Total Sales		500.7	510.3	(2)	578.4	1436.0	1642.8
Total Revenue	$M	34.5	30.6	13	27.9	89.1	74.6

Condensate/Naphtha	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2004/05	YTD 2005/06	YTD 2004/05
Condensate/naphtha	kbbls						
SA Cooper & SWQ		94.5	101.3	(7)	119.9	313.1	364.6
Otway Basin		3.5	3.6	(3)	5.9	11.6	29.1
Perth Basin		2.4	0.9	167	1.6	5.9	3.5
Surat / Denison		14.7	15.1	(3)	17.7	45.4	55.6
Total Production		115.1	120.9	(5)	145.1	376.0	452.8
Total Sales		153.6	109.3	41	150.5	401.0	470.4
Total Revenue	$M	10.9	7.6	43	9.4	26.5	25.7

LPG	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2004/05	YTD 2005/06	YTD 2004/05
LPG	Ktonnes						
SA Cooper & SWQ		9.9	11.0	(10)	12.0	33.4	36.7
Surat / Denison		2.4	2.3	(4)	2.3	6.8	7.7
Total Production		12.3	13.3	(8)	14.3	40.2	44.4
Total Sales		13.2	7.9	67	19.6	42.4	43.0
Total Revenue	$M	11.3	6.0	88	10.3	30.0	24.6

	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2004/05	YTD 2005/06	YTD 2004/05
Production (all products)	PJe	18.9	19.8	(5)	20.0	58.4	63.2
Sales (all products)	PJe	20.9	19.5	14	20.3	63.9	65.1
Total Revenue	$M	112.3	99.0	13	96.7	317.0	287.5

	Unit						
Total Sales	PJe						
Internal		5.8	5.0	16	3.6	17.3	14.7
External		15.1	14.5	4	16.7	45.2	50.5
Total		20.9	19.5	7	20.3	62.5	65.1

	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2004/05	YTD 2005/06	YTD 2004/05
Production by Basin	PJe						
SA Cooper & SWQ		7.4	8.6	(14)	9.4	25.4	29.7
Otway Basin		0.9	0.9	-	1.2	2.9	6.5
Perth Basin		2.7	3.0	(10)	3.4	7.9	9.1
Coal Seam Gas		5.1	4.6	11	3.0	14.0	8.2
Surat/Denison		2.8	2.7	4	3.0	8.2	9.6
Carnarvon Basin		-	-	-	-	-	0.1
Total		18.9	19.8	(5)	20.0	58.4	63.2

Conversion Factors:

Crude oil	5.83 PJ/million bbls
Condensate	5.41 PJ/million bbls
LPG	49.3 PJ/million tonnes
Ethane	51.7 PJ/million tonnes

1.2 Production/Sales Summary

Total production fell by 5% compared with the previous Quarter from 19.8 PJe to 18.9 PJe. The production figures reflect the natural decline of conventional oil and gas fields in the Cooper, Surat/Bowen and Perth Basins. A power plant outage in the Cooper Basin early in the Quarter contributed to the lower production from this area, while constraints on the capacity of production facilities at the Jingemia field contributed to the fall in oil production from the Perth Basin. These constraints were removed with the installation of new separator facilities late in the Quarter. In the absence of new discoveries oil production from Origin's existing oil fields in

the Perth Basin has now passed its peak. Daily production from the Perth Basin for the Quarter (net to Origin) was approximately 3850 barrels of oil per day (bopd) and 7.8 TJ/d of gas.

Production from CSG fields in the Bowen Basin continued to show significant growth over the Quarter increasing by 13% to 5.1 PJ. CSG production in the first three Quarters of the 2005/2006 year has increased by 71% over the comparable period in the 2004/2005 year. It now represents 34% of Origin's total gas production compared with 37% from the Cooper Basin, which has traditionally been Origin's principal gas producing area.

While production fell, product sales increased 7% from 19.5 PJe to 20.9 PJe compared with the previous Quarter, again reflecting the timing of liquid shipments and the purchase and sale of third party gas. This increase and continued high liquid prices resulted in sales revenues increasing by 13% to $112.3 million for the Quarter. Revenues to date in the 2005/2006 year are 10% above the comparable period in the 2004/2005 year.

2. MARKETING AND DEVELOPMENT ACTIVITIES

2.1 South Australia

2.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

Five unit gas development wells, Burke 7, Marabooka Field Coorikiana gas wells 9, 10 and 11 and Tarwonga 5 were drilled, cased and suspended as future gas producers.

Patchawarra East Block (Interest 10.536%)

At the end of the Quarter, the Moolion 4 gas development well was running wireline logs, after having reached a total depth of 3053m. The well will be cased and suspended as a Permian gas producer.

2.1.2 Otway Basin

PPL 62 (Interest 75.7143%, Katnook area gas fields (Operator)),
PPL 168, PPL 202 (Interest 75.7143%, Redman gas field (Operator))

No significant activity during the Quarter.

2.2 Queensland

2.2.1 Cooper/Eromanga Basin

ATP 259P - SWQ Unit (Interest 16.7375%)

Two gas development wells were drilled during the Quarter, namely Thoar 4 and Wolgolla 6. Both wells were cased and suspended as future Permain gas producers.

ATP 259P (Block Interests 10-27%)

No significant activity during the Quarter.

2.2.2 Surat Basin (* denotes CSG permit(s))

PLs 30, 56 & 74 (Interest 69% (Operator) in PLs 56 and 74; and 75% (Operator) in PL 30)

No significant activity during the Quarter.

PLs 53 and 174 (Interest 100% (Operator))

Interpretation of the Myall Creek 3D Seismic Survey covering the majority of PL 174 and eastern ATP 375P has been completed. One drilling location, Ogilvie Creek 2, is planned for drilling during the second Quarter of 2006. The well will be drilled underbalanced with nitrogen using a coiled tubing unit (CTU) and will target the basal Rewan sandstone.

PLs 70 & 71 (Interest 90% (Operator) in PL 71; and 100% (Operator) in PL 70)

Namarah 7 remains suspended after drilling problems and hole instability prevented the primary target, the basal Rewan sandstone, from being penetrated.

Parknook 7 is scheduled for plugging and abandonment in the third Quarter of 2006.

PLs 10W, 11W, 12W, 28, 69 & 89 (Interest 46.25%); Snake Creek East Exclusion Zone (Interest 25.0%)

No significant activity during the Quarter.

PLs 21, 22, 27 & 64 (Interest 87.5% (Operator))

The Newstead 10 and 11 wells were drilled during the Quarter as part of the gas storage project. Both were cased and suspended as future basal Evergreen sandstone gas injector wells. A gas show recorded in the basal Moolayember Formation in the Newstead 11 well will be evaluated in the cased hole at a later stage.

PL 14 (Interest 100% (Operator)

The Merriwee 1 oil exploration well spudded on the 17 February 2006 and was drilled to a total depth of 1548m. Four drill stem tests (DST) were conducted. DST 1 and DST 2 over the basal Evergreen sandstone were misruns due to mechanical problems. DST 3, conducted over the interval 1461m to 1480m in the basal Evergreen sandstone, recorded gas to surface at a rate too small to measure (RTSTM) and a recovery of 2 barrels of oil (45°API) and 1 barrel of muddy water. DST 4 was run over the interval 1501m to 1548m to test the basal Moolayember/Showgrounds Sandstone. The test recovered 20 barrels of formation water and 7 barrels of muddy water only. The well was cased and suspended for further evaluation of the basal Evergreen sandstone.

PLs 179, 228 and 229 * (Argyle) (Interest 40.625%)

Origin has acquired an interest in these production leases which cover the Argyle CSG field from Pangaea Oil and Gas Pty Ltd.

2.2.3 Bowen Basin (* denotes CSG permit(s))

PLs 41, 42, 43, 44, 45, 54, 67, 173, 183 & 218 (Interest 50% (Production Operator))

No significant activity during the Quarter.

PL 94 * (Interest 100% (Operator))
PL 94 Sublease * (north of latitude 24°37'20"S) (Interest 50% Operator)

On 7 September 2005, Origin entered into an agreement to sell its interests in these permits to Anglo Coal (Moura) Limited and Mitsui Moura Investment Pty Ltd. Settlement was completed on 31 March 2006.

PL 101 * (Interest 100% (Operator))

No significant activity during the Quarter.

PLs 90, 91, 92, 99, 100, 232, 233, 234, 235 and 236 * (Fairview) (Interest 23.93%)

Three development wells, Fairview 68, 69 and 102, were drilled to develop reserves in the Bandanna coal seams. Fairview 68 and 109 were cavity stimulated during the Quarter. Cavitation of Fairview 69 was in progress at the end of the Quarter.

PLs 232, 233, 234, 235 and 236 were granted late in the previous Quarter (15 December 2005) from ATP 526P.

PLs 195, 200, 203 and 204 * Spring Gully (Interest 94.505% in PL 195 and PL 203 (Operator); 95.7097% in PL 200 (Operator); 99.725 % in PL 204 (Operator)

At the end of the Quarter, 49 wells remained connected to the Spring Gully gas plant with peak sales gas capacity in excess of 35 TJ/d.

Three development wells, Durham Ranch 76, 78 and 79, were drilled during the Quarter on the Spring Gully field. The wells were cased and suspended awaiting fracture stimulation and completion in the second Quarter of 2006. A further eleven development wells will be drilled in this current program.

The top hole sections of four appraisal wells, Spring Gully 60 and 61, and Durham Ranch 90 and 91, were also drilled during the period. The first three wells will test deliverability parameters on the deeper eastern flank of the field. Cores will be recovered from the Spring Gully 60 and Durham Ranch 90 wells. Durham Ranch 91 will appraise the coals in the southern part of the field. All wells will be drilled out and flow tested in the second or third Quarters of 2006.

Surface facility construction is in progress for connection of the new development wells and additional compression is due to be commissioned in the second Quarter of 2006.

Seismic (79 km 2D comprising eight lines) was acquired over the Spring Gully field during the Quarter and processing (including the reprocessing of a further 141 km of existing data) is expected to be completed during the second Quarter.

At the end of the Quarter the Origin Board approved Phases 3 and 4 of the Spring

Gully Project which address additional field deliverability and gas plant expansion (to 85 TJ/d) to meet firm contractual commitments to QAL and Energex. The estimated cost of these development phases is $114 million.

2.3 Western Australia

2.3.1 Perth Basin

L11 (Interest 67.0%, Beharra Springs gas field (Operator))

The Tarantula 1 well was production tested during March. Gross production from the well via the Beharra Springs plant averaged approximately 9 TJ/d during the Quarter , with approximately 1.7 PJ of gas having been produced since the well came on production in September 2005.

The Beharra Springs wells remained shut in for compressor maintenance throughout the Quarter. The Beharra Springs plant was shut-down for planned maintenance for two weeks in March 2006, coincident with the Tarantula testing shut-in period.

L1/L2 (Excluding Dongara, Mondarra and Yardarino gas fields) (Interest 50%, Hovea and Eremia oil fields, Xyris gas field)

Average gross sales for the Quarter through the Hovea production facility was approximately 3108 bopd from Hovea 4, 7, 8, 11 and Eremia 1 and 2. A sharp decline in oil rates has occurred due to surface scale formation choking production and lower than expected efficiency of the gas lift compressor installed to enhance recovery. At the end of the Quarter the scale had been successfully removed and the efficiency of the gas lift compressor improved.

The Hovea-2 gas produced throughout the Quarter, delivering an average of 3 TJ/d.

The Xyris gas plant was shut-down for approximately three weeks during the Quarter after tubing corrosion caused a leak in the producing well. A rig workover was performed in late February 2006 to correct the problem. The Xyris gas facility produced at rates of up to 3.3 TJ/d during the Quarter.

L14 (Interest 49.189%, Jingemia oil field (Operator))

Jingemia 10 continued to be a high oil producer at around 4000 bopd through the Quarter but with increasing water cut as injection water breakthrough occurred toward the end of the Quarter. Jingemia 4 is on jet pump and came back into production at approximately 750-1000 bopd but was produced intermittently due to process constraints. The Jingemia 1 well remained shut in due to capacity constraints.

Completion of Jingemia 5 as a water injector was undertaken. The well now injects 5000 bwpd. The Jingemia 9 remote water injection project was also successfully completed at the end of January 2006 and that well now injects 4500 bwpd.

Installation of the high rate separator project commenced in January 2006 and tie-in construction took place throughout the Quarter.

Gross sales for the Quarter averaged at 4157 bopd.

2.4 Victoria

2.4.1 Otway Basin

PPL 8 (Interest 100%, Dunbar gas field (Operator))

No significant activity during the Quarter.

PPL 2 (Interest 100%, Iona gas field excluding Iona gas reservoir (Operator))

No significant activity during the Quarter.

PPL 4, 5, 7, 12 (Interest 100% (Operator))

No significant activity during the Quarter.

PPL 6, 9, 10 and PRL 1 (Interest 90% in PPLs 6 and 9 and PRL 1 (Operator); Interest 100% in PPL 10 (Operator))

Origin entered into an agreement on 27 January 2006 to sell its interest in PPL 11 and part of PPL 10 (over the Naylor field) to CO2CRC Limited. The Croft field was retained in the reduced (in size) PPL 10 while that part of PPL 10 which was sold has become PPL 13 held 100% by CO2CRC Limited. Further, Beach Petroleum Limited which was party to the agreement on account of its 10% interest in PPLs 10 and 11, transferred to Origin its 10% interest in the retained part of PPL 10. Completion took place on 15 February 2006.

Subject to execution of the necessary documentation, agreement has been reached for Origin to become a member of the Cooperative Research Centre for Greenhouse Gas Technologies (CO2CRC).

VIC/L23 (Interest 30.75%, Geographe)

Development activity continued for the Geographe (Vic/L23) and Thylacine (T/L2) fields. (Refer T/L2 in 2.5.1 below.)

2.5 Tasmania

2.5.1 Otway Basin

T/L2 (Interest 30.75%, Thylacine)

Development activity continued for the Thylacine (T/L2) and Geographe (Vic/L23) fields. At the end of the Quarter, the project to bring the Thylacine field on stream was approximately 84% complete overall.

Most of the major equipment has now been installed at the onshore gas plant where work will now focus on electrical and instrumentation work.

Onshore pipeline construction is nearing completion with the exception of the tie-ins to the plant and the horizontal directionally drilled section under the shoreline.

By the end of the Quarter, the installation of platform jacket was satisfactorily completed and platform topsides were successfully lifted and placed on the jacket. This was a major milestone as the most significant identified risk which the project

carried from day one was then removed with the successful completion of these operations.

Completion of offshore pipeline installation by the pipelay vessel, Lorelay, delivered another major milestone.

The Thylacine development drilling program commenced on 17 March 2006 using the drilling rig, *Maersk Guardian*, with the Thylacine South 1 appraisal /exploration well spudded in the unexplored southern block. This well will be plugged back and can be sidetracked to drill a fourth development well (THA04) following successful appraisal of Units 1 and 2.

2.5.2 Bass Basin

T/L1 (Interest 42.5% (Operator))

Commissioning and defect rectification work on the Yolla offshore platform and Lang Lang onshore plant are in the final stage and nearing completion. Gas was introduced to the onshore plant on 7 March 2006 from the Victorian grid to enable equipment to be fully tested and prepared for the introduction of raw gas.

The Accommodation Support Vessel "Safe Astoria" remains positioned adjacent to the Yolla platform and will support the activities on the Yolla platform through the start up into May.

Raw gas was re-introduced into the offshore facilities on 26 April 2006.

First product sales are now expected in early May 2006 with full production being achieved in June 2006.

2.6 Northern Territory/Western Australia

2.6.1 Bonaparte Basin

WA-6-R, NT/RL1 (Interest 5%)

The Operator (Santos Limited) has continued its marketing efforts to commercialise the Petrel field. It has also applied to the Designated Authority for renewal of the Petrel Retention Leases.

2.7 New Zealand

2.7.1 Offshore Taranaki Basin

PML 38146 (Interest 50% (Operator))

Technip Oceania Pty Ltd. has been awarded 'preferred tenderer' status for the construction of the onshore gas production station for the Kupe Gas Project. Offshore tenders for platform fabrication, the offshore platform and pipelines installation are still under evaluation.

The project remains on track for a final investment decision in the first half of 2006.

3. EXPLORATION ACTIVITIES

3.1 South Australia

3.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

No significant activity during the Quarter.

Patchawarra East Block (Interest 10.536%)

No significant activity during the Quarter.

3.1.2 Otway Basin

PEL 27 (Interest 50%)

No significant activity during the Quarter.

PRL 1 and PRL 2 (Interest 75.7143% (Operator) in PRL 2; and 100% (Operator) in PRL1))

No significant activity during the Quarter.

3.2 Queensland

3.2.1 Cooper/Eromanga Basin

ATP 259P - SWQ Gas Unit (Interest 16.7375%)

The Barrolka 9 and 10 gas appraisal wells were drilled in the Quarter; Barrolka 9 was cased and suspended as a future Permian gas producer and Barrolka 10 was plugged and abandoned.

ATP 259P (Block Interests 10-27%)

Two Aquitaine B Block oil appraisal wells (Yanda 15 and 16) were drilled during the Quarter. Two drill stem tests in Yanda 16 were misruns. No testing was attempted in Yanda 15. Based on oil shows and wireline log interpretation, both wells were cased and suspended as future Murta/Birkhead/Hutton oil producers.

ATP 633P (Interest 50%)

ATP 633P was granted on 22 February 2006 with effect from 1 March 2006. Sale of Origin's interest in the permit to Beach Petroleum Limited was completed during March 2006.

3.2.2 Surat Basin (* denotes CSG permit(s))

ATP 336P (Waldegrave) (Interest 46.25%)

No significant activity during the Quarter.

ATP 375P (Interest 100% (Operator))

Interpretation of the Myall Creek 3D Seismic Survey covering the majority of PL 174 and eastern ATP 375P has been completed. Two drilling opportunities have been identified, Braeburn 1 and Ogilvie Creek 1, both of which will target the Tinowon Formation. The wells are planned for the second Quarter of 2006.

ATP 470P Redcap, Rolston and Formosa Downs (Interest 90.0% (Operator) in ATP 470P Redcap; 100% (Operator) in ATP 470P Rolston; and 49.5% (Operator) in ATP 470P Formosa Downs)

Two oil exploration wells, Emu Apple 1 and Ooline 1, are planned to be drilled within the ATP470P Redcap Block in the second Quarter of 2006. Both wells will test the oil potential of the Boxvale Sandstone.

ATP 471P Weribone Pooling Area (Interest 50.64% (Operator))

No significant activity during the Quarter.

ATP 606P * (Interest 92.716% (Operator))

Production testing of the two wells drilled in the previous Quarter is scheduled for the third Quarter of 2006.

ATP 610P * (Interest 29.375%)

Origin has acquired an interest in this authority to prospect from Pangaea Oil and Gas Pty Ltd.

ATP 620P * (Interest 40.625%)

Origin has acquired an interest in this authority to prospect which includes the Lauren CSG field from Pangaea Oil and Gas Pty Ltd.

ATP 648P * (Interest 31.25%)

Origin has acquired an interest in this authority to prospect from Pangaea Oil and Gas Pty Ltd.

ATP 631P * (Interest 18.0865%)

Legal title in this permit will revert to Tri-Star Petroleum Company under the terms of the original sale and purchase agreement. The transfer documentation is subject to Ministerial approval.

ATP 647P (Block 2656) (Interest 50% (Operator))

Origin has indicated it will sole risk a re-entry into the Myall Creek East 1 well. The new hole will be drilled underbalanced with a CTU and is planned for the second Quarter of 2006.

ATP 663P * (Interest 100% (Operator))

Planning continued for the drilling of a cored slimhole later in 2006.

ATP 680P * (Interest 100% (Operator))

The tenure has been surrendered.

ATP 682P (Interest 55% (Operator))

The Palmerston 1 well was re-tested during the Quarter. The resultant flow was gas to surface at RTSTM and as a result the well was plugged and abandoned during February 2006.

The permit expired on 1 March 2006 as no further extension of the permit could be granted.

ATP 692P, PLs 209 and 226 * (Interest 100% (Operator))

Production testing of the Walloon CSG potential in the Talinga extended pilot area continued.

The drilling of a new production test pilot at Orana (PLA 215 portion) consisting of two wells was completed during the Quarter with production testing expected to commence in the third Quarter of 2006.

Planning also continued for the drilling in mid 2006 of four additional cored slimholes (subject to rig availability) to evaluate the extent of the coal characteristics in each of the Woleebee (PL 209), Talinga (PL 226), Orana (ATP 692P) and Kainama (PLA 225) prospects

ATP 702P * (Interest 100% (Operator))

The Condabri seismic acquisition program was recorded during the Quarter. The program comprised three seismic lines with a total length of approximately 35 km. Processing of the new data and reprocessing of approximately 100 km of existing data is expected to be completed during the next Quarter.

The drilling of two cored slimholes, Yawandi and Goonalah 1, commenced in March 2006 and will be completed early in the next Quarter.

ATP 754P (Interest 50% (Operator))

Recording of the Westmar 226 km 2D seismic program commenced during the fourth Quarter of 2005 and was completed in January 2006. Processing of the data is expected to be completed in April 2006.

3.2.3 Bowen Basin (* denotes CSG permit(s))

ATP 337P (Interest 50%)

No significant activity during the Quarter.

ATP 337P (Mahalo) * (Interest 30%)

Comet Ridge Ltd has exercised an option to increase its interest to 40% by funding further activities. Two cored slimholes, Mira 1 and Humboldt 1, were drilled to test the CSG potential of the Bandanna Formation in the eastern part of the Mahalo farmout block. Planning continued for the drilling of a production well in the Mahalo area.

ATP 526P * (Interest 23.93%)

No significant activity during the Quarter.

ATP 553P (Interest 50%)

No significant activity during the Quarter.

ATP 564P * (Interest 50% (Operator))

On 7 September 2005, Origin announced that it had entered into an agreement to sell its interest in ATP 564P to Anglo Coal (Moura) Limited and Mitsui Moura Investment Pty Ltd. Settlement was completed on 31 March 2006.

ATP 584P * (Interest 29.29825%)

No significant activity during the Quarter.

ATP 592P * (Interest 94.505% (Operator))

A small component of seismic was recorded in ATP 592P during the Quarter as part of the PL 195 and PL 204 acquisition program. Processing of the seismic will be completed in the second Quarter of 2006.

ATP 602P * (Interest 50% (Operator))

On 7 September 2005, Origin announced that it had entered into an agreement to sell its interest in ATP 602P to Anglo Coal (Moura) Limited and Mitsui Moura Investment Pty Ltd. Settlement was completed on 31 March 2006.

ATP 653P * (Interest 23.85%)

No significant activity during the Quarter.

ATP 698P, PL 219 and 220 * (Interest 100% (Operator))

No significant activity during the Quarter.

The small remaining part of ATP 698P following the grant of PLs 219 and 220 has been surrendered.

ATP 745P * (Interest 23.85%)

A cored slimhole, Wangalee Creek 1, was drilled during the Quarter.

3.3 Victoria

3.3.1 Otway Basin

PEP 150 (Interest 50%)

Origin has agreed to sell its equity in this permit (when granted) to Essential Petroleum Resources Ltd and Mawson Petroleum Pty Ltd. Grant of the title remains subject to a native title agreement.

PEP 154A and B (Interest 90% (Operator))

No significant activity during the Quarter. The permit has now expired.

PEP 160 (Interest 40%)

Due to rig availability the proposed drilling of the Glenaire prospect (formerly the Lindsay prospect), a deep gas play, is now not expected to occur in June 2006. A permit extension to August 2006 has been granted by the Department of Primary Industries of Victoria to accommodate this delay in the drilling of the commitment well.

VIC/P43 (Interest 30.75%)

A review of permit prospectivity continued.

VIC/P37(V) (Interest 37.5% (Operator))

Geophysical studies of the Halladale/ Black Watch gas fields continued during the Quarter.

VIC/P41(V) (Interest 100%, (Operator))

The reprocessing of approximately 200 km of vintage seismic data was completed during the Quarter. The data is now being interpreted to allow an assessment of the prospectivity of the permit to be made during the next Quarter.

3.4 <u>Tasmania</u>

3.4.1 Otway Basin

T/30P (Interest 30.75%)

Acquisition of the 1212 sq km Aragorn 3D seismic survey commenced in late March 2006 in adjoining T/34P. The survey is planned to extend into T/30P as recording progresses.

The Thylacine South-1 exploration/appraisal well (currently drilling appraisal/ development targets at a shallower level) will test the deep exploration Flaxman/ Waarre play early in the next Quarter.

T/34P (Interest 30.75%)

Acquisition of the 1212 sq km Aragorn 3D seismic survey commenced in late March 2006.

3.4.2 Bass Basin

T/18P (Interest 46.4% (Operator))

Processing of the Shearwater 3D and 2D seismic survey data, acquired in the previous Quarter over the Trefoil discovery (208 sq km 3D) and nearby exploration leads (170 km 2D), has commenced.

Reservoir engineering studies are underway to assess the potential development of the Trefoil discovery.

T/RL1 (Interest 42.5% (Operator))

No significant activity during the Quarter.

3.5 Western Australia

3.5.1 Perth Basin

EP 320/L11 (Interest 67.0% (Operator))

Planning continued during the Quarter for the Beharra Springs 4 well, which is expected to be drilled during the third Quarter of 2006.

Planning continued for acquisition of the Russ 2D Seismic Survey, which will fulfill a 2D seismic commitment for EP320. Negotiations with various stakeholders continued during the Quarter with acquisition planned for early April.

In L11, reservoir simulation for the Tarantula field development plan was completed.

EP 413 / L14 (Interest 49.189% (Operator))

The final processing volume for the Denison 3D Seismic Survey was received and interpretation of this volume continued during the Quarter.

Merged seismic sections using data from the Verena 2D and Denison 3D Seismic Survey datasets to provide 2D coverage across the coastal zone were received from Roc Oil. Interpretation of the data commenced during the Quarter.

Reservoir simulation for the Jingemia field incorporating the results of all recent appraisal and development drilling was completed during the Quarter and a final report was issued.

Planning continued for the drilling of the EP 413 commitment well, which is expected to commence during the fourth quarter of 2006.

L1 and L2 (Excluding Dongara, Mondarra and Yardarino gas fields) (Interest 50%)

Drilling of the gas exploration well, Snottygobble 1, funded 100% by ARC Energy on a sole risk basis, commenced on 11 January 2006. The top of the Dongara Sandstone primary target was intersected approximately 162 metres low to prognosis. Wireline log and pressure information indicated that, although gas-saturated, reservoir quality in the Dongara Sandstone is poor. A drill stem test conducted over the interval 3023m to 3053m measured depth produced gas to surface at a maximum rate of approximately 0.5 MMscfd. The well was subsequently cased and suspended with these activities also funded 100% by ARC Energy.

Exploration drilling in L1/L2 is expected to recommence during the third Quarter of 2006 pending completion of a joint regional study.

Long-term production testing of the Dongara Sandstone in Senecio 2 (drilled in November 2005) began in January 2006. The well flowed gas at an initial rate of approximately 1.2 MMscfd, but by mid-February had declined to approximately 0.6 MMscfd indicating the well will likely need to be fracture stimulated to establish commerciality.

A bean pump was installed at the 2005 oil discovery well, Evandra 1. Long-term production testing began in January 2006. Average oil flow rates of 5 to 10 barrels per day have been recorded during extended clean-up.

The final processing volume for the Denison 3D Seismic Survey was received and interpretation of this volume continued during the Quarter.

Recording and re-recording of an Apium 2D seismic line using trial and conventional acquisition parameters was undertaken in late March to determine the viability of additional 2D acquisition.

EP 368 (Interest 15%)

The 147 km Springy Creek 2D Seismic Survey was acquired in March 2006. The processed data are expected to be available for interpretation during third Quarter of 2006.

Processed data for the 280 sq km Wye Aeromagnetic Survey (recorded in late October 2005) has been analysed and evaluated.

WA 226P (Interest 28.75% (Operator))

No significant activity during the Quarter.

3.6 New Zealand

3.6.1 Onshore Taranaki Basin

PEP 38729 (Interest 25%)

A 14 km seismic refraction survey was recorded during the first Quarter of 2006 with the results currently being interpreted.

3.6.2 Offshore Taranaki Basin

PEP 38485 (Interest 33.33%)

Recording of the 530 sq km Kora 3D Seismic Survey by the PGS vessel MV Orient Explorer was completed. Processing is currently in progress.

The 635 km Moana 2D Seismic Survey is scheduled to be acquired during the second Quarter of 2006.

3.6.3 Offshore Northland Basin

PEP 38618 (Interest 50% (Operator))

PEP 38618 (formerly Block D from the 2005 Northland Blocks Offer) was awarded to Origin and OMV New Zealand Limited effective 1 May 2006.

PEP 38619 (Interest 50% (Operator))

PEP 38619 (formerly Block E from the 2005 Northland Blocks Offer) was awarded to Origin and OMV New Zealand Limited effective 1 May 2006.

3.6.4 Offshore Canterbury Basin

PEP 38262 (Interest 100% (Operator))

The 1170 km Carrack 2D Seismic Survey began recording at the end of March 2006 using the Multiwave Geophysical Corporation/CGG vessel MV Pacific Titan. Approximately 4100 km of existing 2D seismic reflection data are also being reprocessed.

3.7 Kenya

3.7.1 Offshore Lamu Basin

L8 and L9 Blocks (Interest 50.0% (Operator))

Subject to approvals by the Kenyan Government (which are being sought), Origin has entered an agreement with Pancontinental Oil and Gas NL and Afrex Limited (a 100% owned subsidiary of Pancontinental) whereby Origin will earn a 50% interest in each of the Production Sharing Contracts for L8 and L9 by funding a US$4 million seismic program across the two blocks. After the seismic program has been completed, Origin shall be entitled to earn an additional 25% in each block by funding the drilling of an exploration well in the relevant block. In the event that Origin does not exercise this drilling option, the interest in the block will revert to Pancontinental and Afrex.

4. EXPLORATION AND DEVELOPMENT EXPENDITURE

E & D Expenditure	A$'000	This Quarter	Previous Quarter	% Change	3rd Quarter 2004/05	YTD 2005/06	YTD 2004/05
Exploration/ Appraisal		16,295	20,815	(22)	10,544	49,331	39,189
Development/ Plant		100,204	136,358	(27)	81,367	315,483	219,988
Total		116,499	157,173	(26)	91,911	364,814	259,177

	NZ$'000	This Quarter	Previous Quarter	% Change	3rd Quarter 2004/05	YTD 2005/06	YTD 2004/05
Exploration/ Appraisal		2,497	74	3,274	80	2,665	372
Development/ Plant		8,750	5,038	74	1,326	22,606	7,515
Total		11,247	5,112	120	1,406	25,271	7,887

NB : E & D Expenditure excludes acquisitions and corporate plant & equipment

The details and development activities and the expenditure and revenues relating to those activities referred to in this report have not been audited.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/04/2006

TIME: 12:30:39

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Weekly Drilling Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	12 April 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of shares under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.036826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 April 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	794,227,258	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,741,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX..

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^{+}$securities to be quoted, it has been provided at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 12 April 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	4 April 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of shares under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.396826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 April 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	794,212,258	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,756,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 4 April 2006
Company Secretary

Print name: William M Hundy

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	4 April 2006
From	Bill Hundy	Pages	2
Subject	**BassGas Project: Commissioning Update**		

Please find attached a status update for the BassGas Project.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au

Origin energy

ASX Release

4 April 2006

BassGas Project: Commissioning update

The BassGas Project is continuing through the commissioning phase, with gas from the Victorian grid introduced to the onshore gas processing plant at Lang Lang in early March for the final phases of equipment testing, preparations, and plant dry-out prior to introducing raw gas from offshore.

In another significant milestone for the project Victoria WorkSafe Authority has completed its assessment and verification of the Safety Case for the Lang Lang Plant and has granted Origin Energy a three year License to Operate.

Work offshore on the Yolla platform is continuing in parallel, with the Safe Astoria Accommodation Vessel remaining alongside Yolla to provide logistical support.

The steady and methodical process of working through the commissioning schedule and addressing each new issue as it arises is continuing, and is supported by equipment vendors and specialists on site. While there has been good progress, the commissioning phase continues to reveal a significant number of unexpected construction defects which must be remedied before the plant commences production.

As a result this phase of the commissioning and start-up is taking longer than initially anticipated. It is now expected that first product sales will take place in May, with production ramp-up and plant testing continuing during May and into June. The project is therefore not likely to make a significant financial contribution to Origin Energy for the remainder of the financial year ending 30 June 2006.

Project participants are:

Origin Energy Resources Limited*	37.5% (Operator)
Origin Energy Northwest Limited*	5.0%
AWE Petroleum Pty Ltd	30.0%
CalEnergy Gas (Australia) Limited	15.0%
Wandoo Petroleum Pty Ltd	12.5%

*a wholly owned subsidiary of Origin Energy Limited

For further information on this release, please contact:

Mr Angus Guthrie
Manager, Investor Relations
Origin Energy
Telephone: (02) 8345 5558
Mobile: 0417 864 255

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au